As filed with the Securities and Exchange Commission on April 27, 2017

Securities Act File No. 333-144612
Investment Company Act File No. 811-22094

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2 (CHECK APPROPRIATE BOX OR BOXES)

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☒ Post-Effective Amendment No. 18

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒ Amendment No. 20

AIP Long/Short Fund A

(Exact name of Registrant as specified in Charter)
100 Front Street, Suite 400
West Conshohocken, Pennsylvania 19428-2881

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: (610) 260-7600

Kara Fricke, Esq.
Morgan Stanley Investment Management Inc.
522 Fifth Avenue
New York, NY 10036

(Name and address of agent for service)

COPY TO:

Richard Horowitz, Esq.
Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)

☒ when declared effective pursuant to section 8 (c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee*
Shares of Beneficial Interest	1,000,000	$1,000.00	$1,000,000,000	$30,700

(1)	Estimated solely for purposes of calculating the registration fee.
*	Previously paid.

AIP LONG/SHORT FUND A

PROSPECTUS

April 28‚ 2017

Managed by

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS

100 Front Street, Suite 400
West Conshohocken, Pennsylvania 19428-2881
(800) 421-7572

Investment Objective. AIP Long/Short Fund A (the "Fund") is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company. The Fund's investment objective is to seek long-term capital appreciation.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$1,000	1,000,000,000
Proceeds to the Fund[1],2	$1,000	1,000,000,000

1 Assumes all shares currently registered are sold in the continuous offering. Shares are offered in a continuous offering at the Fund's then current net asset value, as described herein.

2 As detailed in the section of this prospectus entitled "Summary of Terms — Adviser Payments," Morgan Stanley AIP GP LP (the "Investment Adviser") may pay additional compensation, out of its own funds and not as an additional charge to the Fund, to selected affiliated or unaffiliated brokers, dealers or other financial intermediaries ("Intermediaries") for the purpose of introducing a registered investment adviser (a "RIA") to the Fund and/or promoting the recommendation of Shares of the Fund by a RIA.

The Fund is offering on a continuous basis up to 1,000,000 shares of beneficial interest ("Shares"). Morgan Stanley Distribution, Inc. (the "Distributor") acts as the distributor of the Fund's Shares on a best efforts basis, subject to various conditions. See "Plan of Distribution." There is no minimum aggregate amount of Shares required to be sold by the Fund. No arrangements have been made to place funds received in connection with the Shares' offering in an escrow, trust or similar arrangement. Shares will be sold only to Eligible Investors (as defined herein). Shares will not be listed on any securities exchange.

Investment Portfolio. The Fund invests substantially all of its assets in private investment funds (commonly referred to as hedge funds) that are managed by a select group of alternative investment managers that employ different long and short equity investment strategies. Long and short equity strategies, like other types of alternative investment strategies, allow Investment Managers (as defined herein) the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets. These strategies are in contrast to the investment programs of "traditional" registered investment companies, such as mutual funds. The Fund seeks attractive "risk-adjusted" returns, which are returns adjusted to take into account the volatility of those returns. For a further discussion of the Fund's principal investment strategies, see "Investment Program."

Risk Factors and Restrictions on Transfer

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Investing in Shares involves a high degree of risk. See "Types of Investments and Related Risks" beginning on page 29.

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The Shares are not listed on an exchange and it is not anticipated that a secondary market for the Shares will develop. Thus, an investment in the Fund may not be suitable for investors who may need access to the money they invest in the foreseeable future.

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With very limited exceptions, Shares are not transferable and liquidity will be provided only through repurchase offers, which may be made from time to time by the Fund as determined by the Fund's Board of Trustees in its sole discretion. See "Repurchases and Transfers of Shares."

Management Fee. The Fund pays the Adviser a monthly fee of 0.0625% (0.75% on an annualized basis) of the Fund's month end net asset value (the "Management Fee"). The Management Fee is an expense paid out of the Fund's net assets and is computed based on the value of the net assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the month). The Management Fee is in addition to the asset-based fees and incentive fees paid by the Investment Funds and indirectly paid by investors in the Fund. See "Management Fee."

Eligible Investors. Shares are being sold only to investors that represent that they are "accredited investors" within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended. The minimum initial investment in the Fund by any investor is $50,000 and the minimum additional investment in the Fund by any investor is $25,000. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates). Investors may only purchase their shares through the Distributor or through a RIA that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a "wrap" fee, asset allocation or other managed asset program sponsored by such RIA. Any such RIA may impose additional eligibility requirements for investors who purchase Shares through such RIA.

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information ("SAI") dated April 28‚ 2017, has been filed with the Securities and Exchange Commission. The SAI and the Annual and Semi-Annual Reports to Shareholders are available upon request and without charge by writing to the Fund c/o UMB Fund Services, Inc., located at 235 West Galena Street, Milwaukee, WI 53212 or by calling (800) 421-7572. The table of contents of the SAI appears on page 56 of this Prospectus. The SAI, and other information about the Fund, is also available on the SEC's website (http://www.sec.gov). The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of Shares in any state or other jurisdiction where the offer is not permitted.

Morgan Stanley Distribution, Inc.

Structural Diagram

This diagram and the accompanying text are intended as a simplified illustration of the Fund's structure and investment program. Please refer to the body of this Prospectus for a more complete explanation of each, as well as details regarding the fees, expenses and risks to which an investment in Shares of the Fund is subject.

As further described in the body of this Prospectus, the Investment Funds (as defined herein) in which the Fund invests are commonly referred to as "hedge funds." Because the investment strategies implemented by the investment managers to these Investment Funds are "non-traditional" in nature (e.g., not based on long-only portfolios of bonds or equities as are the investment programs of most registered investment companies such as mutual funds), this class of investments is typically referred to as "alternative investments."

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Summary of Terms

The Fund

AIP Long/Short Fund A (the "Fund") is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end management investment company.

Investment Program

The Fund seeks long-term capital appreciation by investing substantially all its assets in investment funds ("Investment Funds") managed by unaffiliated third-party investment managers ("Investment Managers") who primarily employ long and short equity investment strategies in pursuit of attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) consistent with the preservation of capital. Long and short equity investment strategies, like other types of alternative investment strategies, allow Investment Managers the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets. These strategies are in contrast to the investment programs of "traditional" registered investment companies, such as mutual funds. "Traditional" investment companies are generally characterized by long-only investments and limits on the use of leverage. Because such Investment Funds are often described as "hedge funds," the Fund's investment program can be broadly referred to as a fund of hedge funds. The obligations of the 1940 Act (and thus the protections thereunder), including limits on leverage, do not apply to Investment Funds. The Fund's investments, other than in Investment Funds, generally are limited to derivative investments to gain exposure to certain Investment Funds, such as total return swaps, options or futures.

Investment Funds are commingled asset pools that engage primarily in long and short equity investment strategies. Among other things, Investment Funds invest primarily in U.S. and non-U.S. equity and debt securities and may engage in leverage, short selling and derivative transactions. Investment Funds typically offer their securities privately without registration under the Securities Act of 1933, as amended (the "1933 Act"), in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors. Investment Funds are excluded from the definition of "investment company," and hence are not registered as investment companies, under the 1940 Act. The managers or investment advisers of these Investment Funds are usually compensated through asset-based fees and incentive-based fees. Through the selection and ongoing monitoring of Investment Funds, the Fund seeks to achieve long-term capital appreciation that may exhibit moderate correlation with certain global equity indices and aims not to be disproportionately influenced by the performance of any single Investment Fund. In addition, by investing in a number of Investment Funds that primarily employ long and short equity investment strategies, the Fund seeks to achieve the desired capital appreciation with lower volatility than likely would be achieved by investing with most individual Investment Funds. Investing in a number of Investment Funds involves additional costs.

The Fund may seek to gain investment exposure to certain Investment Funds, to adjust market or risk exposure or to increase overall returns by seeking "leveraged" market exposure in certain investments by entering into derivative transactions, such as total return swaps, options and futures. For example, to achieve investment returns equivalent to those achieved by an Investment Manager in whose Investment Fund the Fund could not invest directly, perhaps because of its high investment minimum or its unavailability for direct investment, the Fund may enter into one or more swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment Fund over a stated time period. See "Types of Investments and Related Risks—Special Investment Instruments and Techniques—Options and Futures" and "Types of Investments and Related Risks—Special Investment Instruments and Techniques—Swap Agreements." The Fund does not expect to gain more than 25% of its total investment exposure via such derivatives. The Fund's investments in derivatives may involve significant economic leverage and thus may, in some circumstances, involve significant risks of loss and may increase the volatility of the Fund's returns. These risks may increase dramatically during times where general access to credit is severely impaired (i.e., a "credit crunch") and/or during general market turmoil, such as that experienced during late 2008. See "Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by the Fund."

The Adviser (as hereinafter defined) is responsible for the allocation of assets to various Investment Funds, subject to policies adopted by the Fund's Board of Trustees. These Investment Funds will have investors other than the Fund.

The Adviser allocates Fund assets among the Investment Funds that, in its view, represent attractive investment opportunities. Allocation depends on the Adviser's assessment of the likely risks and returns of the investment strategies that the Investment Funds utilize and the likely correlation among the Investment Funds under consideration. The Adviser generally seeks to invest substantially all of the Fund's assets in Investment Funds whose expected risk-adjusted returns are deemed attractive. The Adviser periodically reallocates the Fund's investments among Investment Funds in order to increase the Fund's expected risk-adjusted return. There is no guarantee that the Fund, will be able to avoid substantial losses due to poor returns by any Investment Fund or that the Adviser's expectations regarding Investment Funds' limited correlations among each other or with fixed income or equity indices will prove correct.

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The Adviser and its personnel use a wide range of resources, including its well-established network, to identify attractive Investment Funds and promising investment strategies for consideration in connection with investments by the Fund. To narrow the set of Investment Funds initially identified for consideration, the Adviser screens Investment Funds according to criteria that include both quantitative measures such as past performance and systematic risk exposures, to the extent that data is available; qualitative factors such as the reputation, experience and training of the Investment Manager; and the ability of the Investment Manager to articulate a coherent investment philosophy and risk control process. Following the initial screening process, the Adviser conducts further review of the Investment Funds that it considers likely to generate superior, risk-adjusted returns consistent with the Adviser's views at that time as to the needs of the Fund's existing portfolio. On an ongoing basis, the Adviser conducts similar, periodic reviews with respect to Investment Funds in which the Fund has invested.

The Adviser's personnel have extensive experience and expertise with alternative investment strategies and Investment Managers and have evaluated numerous Investment Funds representing many categories of alternative investments and utilizing various investment strategies. They also have extensive experience in directly managing alternative investment strategies. The Adviser believes that this combination of evaluation expertise and direct investment experience enables it to understand the opportunities and risks associated with investing in Investment Funds.

The Adviser intends to invest the assets of the Fund in Investment Funds that primarily employ long and short equity investment strategies across various geographic regions, including, but not limited to, North America, Europe and Asia. There can be no assurance that these strategies will be attractive at any particular time.

Many of the Investment Funds the Adviser intends to consider with respect to the Fund trade specifically in "security selection" strategies. "Security selection" strategies combine long positions and short sales with the aim of benefiting from the Investment Manager's ability to select investments while offsetting some systematic market risks. Market exposure can vary substantially, leading to a wide range of risk and return profiles. There is, in addition, no guarantee that an Investment Manager will be able to minimize systematic or other risks effectively. Security selection strategies are primarily, though not exclusively, equity-based. There are four primary categories of security selection strategies:

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Opportunistic equity strategies seek to maintain varying degrees of directional exposure (i.e., exposure to changes in securities' values) to equity markets, based on the Investment Managers' assessment of market conditions and underlying company fundamentals. Core long holdings of some Investment Funds may be concentrated, depending on the investment approach of the Investment Manager. Higher degrees of position concentration and directional exposures have the potential for higher volatility of returns than less directional strategies. While some opportunistic equity strategies are diversified across industries, others are focused exclusively on certain geographic regions or industries. Investments in specific geographic regions or industries may, at times, be subject to volatility greater than that of market indices. As a result, the returns of the Fund have the potential to experience volatility higher than that of global equity indices.

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High hedge equity strategies seek to have limited or low net exposure to equity markets. Investment Funds may maintain short equity positions that attempt to mitigate a portion of the market exposure resulting from the Investment Funds' long equity positions. Although the net market exposure of the Investment Funds pursuing this strategy may be lower than opportunistic equity strategies, the Investment Funds may be subject to significant exposures at the security or industry level.

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Activist equity strategies seek to accumulate concentrated positions in order to exert influence on underlying company management with the objective of increasing shareholder value. The Investment Manager may work with the management team of the target company to design an alternate strategic plan and assist them in its execution and may secure appointment of persons to the target company's management team or board of directors. If necessary, the Investment Manager may initiate shareholder actions (including those that may be opposed by the target company's management) seeking to maximize value, including corporate restructurings, share repurchases, management changes, asset sales and/or divestitures. Investment Funds pursuing activist strategies will generally have significant market exposures at the security or industry level, taking minimal short positions, if any.

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Statistical Arbitrage equity strategies seek to use systematic models to build long and short portfolios of securities whose current prices are predicted to increase or decrease based on established statistical relationships.

The Adviser typically endeavors to limit investments in any one Investment Fund to no more than 15% of the Fund's gross assets (measured at the time of purchase). The Adviser limits Fund investments in any one Investment Fund to less than 5% of an Investment Fund's outstanding voting securities. See "Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Investments in Non-Voting Stock; Inability to Vote."

While the Fund is a non-diversified, closed-end management investment company for purposes of the 1940 Act, the Fund has elected, and intends to qualify annually, to be treated as a regulated investment company (a "RIC") under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a RIC under the Code, the Fund must, among other things, (i) derive in each taxable year at least

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90% of its gross income from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from interests in "qualified publicly traded partnerships" (as defined in the Code); and (ii) diversify its holdings so that, at the end of each quarter of each taxable year, (A) at least 50% of the market value of the Fund's assets is represented by cash, cash items, U.S. government securities, securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer and (B) not more than 25% of the market value of the Fund's total assets is invested in the securities (other than U.S. government securities and the securities of other regulated investment companies) of (1) any one issuer, (2) any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses, or (3) any one or more "qualified publicly traded partnerships."

The Investment Funds in which the Fund invests are not subject to the Fund's investment restrictions and are generally subject to few investment limitations. In response to adverse market, economic or political conditions, the Fund may invest temporarily in high quality fixed income securities, money market instruments and affiliated or unaffiliated money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Fund may also make these types of investments pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of Shares.

Leverage

The Fund may borrow money in connection with its investment activities — i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility to manage timing issues in connection with the acquisition of its investments (i.e., to provide the Fund with temporary liquidity to acquire investments in Investment Funds in advance of the Fund's receipt of redemption proceeds from another Investment Fund). The Fund has entered into a demand discretionary credit agreement (a "Credit Agreement") with State Street Bank and Trust Company ("State Street") (in such capacity, the "Lender") to enable the Fund to borrow for such purposes. Pursuant to the terms of the Credit Agreement, the Fund may borrow money from the Lender up to a maximum aggregate outstanding amount of $10 million (subject to the Asset Coverage Requirement, as defined below). The Credit Agreement is currently scheduled to terminate as of December 15, 2017. Amounts borrowed by the Fund under the Credit Agreement must be repaid upon demand by the Lender.

The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This requirement means that the value of the investment company's total indebtedness may not exceed one-third the value of its total assets (including the indebtedness). The Fund's borrowings will at all times be subject to the Asset Coverage Requirement. In addition to borrowing money, the Fund may also incur economic leverage via the use of derivatives.

Investment Funds may also utilize leverage in their investment activities. Borrowings by Investment Funds are not subject to the Asset Coverage Requirement. Accordingly, the Fund's portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great, especially during times of a "credit crunch" and/or general market turmoil, such as that experienced recently (particularly during late 2008). In general, the use of leverage by Investment Funds or the Fund may increase the volatility of the Investment Funds or the Fund. See "Types of Investments and Related Risks — Investment Related Risks — Leverage Utilized by the Fund" and See "Types of Investments and Related Risks — Investment Related Risks — Leverage Utilized by Investment Funds."

Distributions

Distributions will be paid at least annually on the Shares in amounts representing substantially all of the net investment income and net capital gains, if any, earned each year. The Fund is not a suitable investment for any investor who requires regular dividend income.

Each Shareholder whose Shares are registered in its own name will automatically be a participant under the dividend reinvestment plan ("DRIP") and have all income dividends and/or capital gains distributions automatically reinvested in Shares unless such Shareholder specifically elects to receive all income, dividends and/or capital gain distributions in cash.

Potential Benefits of Investing in the Fund

An investment in the Fund enables investors to invest with Investment Managers whose services generally are not available to the investing public or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage. An investment in the Fund also enables investors to invest with a number of Investment Managers without incurring the high minimum investment requirements that Investment Managers typically would impose on investors. Investment Funds in which the Fund may

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invest also may close from time to time. If the Fund has previously invested in an Investment Fund that has closed, an investor would nevertheless be able to invest indirectly in such Investment Fund by investing in the Fund.

In addition to benefiting from the Investment Managers' individual investment strategies, the Fund as a whole should achieve the benefits of exposure to a number of different long/short investment strategies and Investment Managers. By investing through multiple Investment Managers who primarily employ long and short equity investment strategies, the Fund may reduce the volatility inherent in a direct investment with a single Investment Manager. However, there can be no assurances that investors will realize these benefits from investing in the Fund.

The Offering

The Fund is offering on a continuous basis through Morgan Stanley Distribution, Inc. (the "Distributor") $1,000,000,000 of shares of beneficial interest ("Shares"). Shares are offered in a continuous offering at the Fund's current net asset value ("NAV") per Share. See "Purchases of Shares." Shares may be purchased as of the first business day of each month at the Fund's then current NAV per Share from the Distributor or through a RIA that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a "wrap" fee, asset allocation or other managed asset program sponsored by such RIA. The Distributor is an affiliate of the Adviser. See "Calculation of Net Asset Value" and "Plan of Distribution." Investors purchasing Shares in the Fund ("Shareholders") will not be charged a sales load.

Board of Trustees

The Fund has a Board of Trustees (each member a "Trustee" and, collectively, the "Board of Trustees") that has overall responsibility for monitoring and overseeing the Fund's investment program and its management and operations. A majority of the Trustees are not "interested persons" (as defined by the 1940 Act) of the Fund or the Adviser. See "Management of the Fund."

The Investment Adviser and Sub-Adviser

Morgan Stanley AIP GP LP serves as the Fund's investment adviser (the "Investment Adviser"). The Investment Adviser is a limited partnership formed under the laws of the State of Delaware. Morgan Stanley Investment Management Limited, a company incorporated under the laws of England, serves as the Fund's investment sub-adviser (the "Sub-Adviser"). Each of the Investment Adviser and Sub-Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Except as otherwise specified, the Investment Adviser and Sub-Adviser together are referred to as the "Adviser."

The day-to-day portfolio management, short-term cash management and operations of the Fund are the responsibility of Mark L.W. van der Zwan, Chief Investment Officer, Fund of Hedge Funds team; Lawrence Berner, Portfolio Manager; Paresh Bhatt, Portfolio Manager; José F. González-Heres, Portfolio Manager; Jarrod Quigley, Portfolio Manager; Eric Stampfel, Portfolio Manager; and Radha Thillainatesan, Portfolio Manager, subject to oversight by the Board of Trustees. See "Management of the Fund."

The Adviser is an affiliate of Morgan Stanley. Morgan Stanley is a preeminent global financial services firm engaged in securities trading and brokerage activities, as well as providing investment banking, research and analysis, financing and financial advisory services.

Management Fee

In consideration of the advisory and other services provided by the Investment Adviser to the Fund, the Fund pays the Investment Adviser a monthly fee of 0.0625% (0.75% on an annualized basis) of the Fund's month-end NAV (the "Management Fee"). The Management Fee is an expense paid out of the Fund's net assets and is computed based on the value of the net assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased as of the end of the month). The Management Fee is in addition to the asset-based fees and incentive fees paid by the Investment Funds and indirectly paid by investors in the Fund. See "Management Fee." The Investment Adviser pays the Sub-Adviser on a monthly basis a portion of the net advisory fees the Investment Adviser receives from the Fund.

Adviser Payments

The Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund, to selected affiliated or unaffiliated brokers, dealers or other financial intermediaries ("Intermediaries") for the purpose of introducing a RIA to the Fund and/or promoting the recommendation of Shares of the Fund by a RIA. Such payments are made quarterly by the Adviser. The payments made by the Adviser may be based on the NAV of the Fund as determined by the Adviser. The amount of these payments is determined from time to time by the Adviser and may be substantial. Such additional compensation to the Intermediary will not exceed 0.125% of the average NAV of the outstanding Shares beneficially owned over the applicable quarter (0.50% on an annualized basis) by clients of the RIA by virtue of the efforts of such Intermediary.

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With respect to each Intermediary that may receive such payments, the Adviser may pay from its own funds, an amount not to exceed on an annual basis 0.50% of the NAV of the Fund attributable to each client of each such RIA who invests in the Fund. A portion of this payment may be paid through to the responsible professional of the Intermediary for the introduction of such RIA to the Fund. This payment may be made as long as a client of such RIA is invested in the Fund.

The prospect of receiving, or the receipt of, additional ongoing compensation as described above by Intermediaries, out of the Adviser's own funds and not as an additional charge to the Fund, may provide such Intermediaries and/or their salespersons with an incentive to encourage RIAs to enter into arrangements to recommend Shares of the Fund, and funds whose affiliates make similar compensation available, over arrangements to recommend shares of funds (or other fund investments) with respect to which the Intermediary receives either no additional compensation, or lower levels of additional compensation. The prospect of receiving, or the receipt of, such additional ongoing compensation may provide Intermediaries and/or their salespersons with an incentive to favor recommending that RIAs continue to recommend Fund Shares instead of recommending different investment options to their clients. These payment arrangements, however, will not change the price that an investor pays for Shares of the Fund or the amount that the Fund receives to invest on behalf of an investor. Shareholders may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to Shares of the Fund. See "Adviser Payments."

Fees and Expenses

The Fund bears all expenses incurred in the business of the Fund, including any charges and fees to which the Fund is subject as an investor in the Investment Funds. The Fund bears certain ongoing offering expenses associated with the Fund's continuous offering of Shares (mostly printing expenses). The Investment Funds bear all expenses incurred in the business of the Investment Funds. See "Summary of Fund Expenses" and "Fund Expenses."

State Street, as Fund administrator, performs certain administration, accounting and investor services for the Fund. In consideration for these services, the Fund pays State Street an annual fee calculated based upon the average net assets of the Fund, subject to a minimum monthly fee, and reimburses certain of State Street's expenses.

Conflicts of Interest

The investment activities of the Adviser, the Investment Managers and their affiliates for their own accounts and other accounts they manage may give rise to conflicts of interest that may disadvantage the Fund. Morgan Stanley, an affiliate of the Adviser, is a diversified global financial services firm involved in a broad spectrum of financial services and asset management activities and may, for example, engage in the ordinary course of business in activities in which its interests or the interests of its clients may conflict with those of the Fund or its Shareholders. See "Conflicts of Interest."

Purchase of Shares

The minimum initial investment in the Fund by an investor is $50,000. Additional investments in the Fund must be made in a minimum amount of $25,000. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates). Additionally, the Fund may waive or reduce such minimum initial and additional investment amounts (as well as the application and funding deadlines described below) with respect to any investor funding its purchase of Shares with redemption proceeds from another fund sponsored, managed, or advised by the Adviser. The Fund will notify Shareholders in writing of any changes in the investors that are eligible for such reductions.

The Fund accepts initial and additional purchases of Shares as of the first day of each calendar month. The investor must submit a completed application form five business days before the applicable purchase date. All purchases are subject to the receipt of immediately available funds three business days prior to the applicable purchase date in the full amount of the purchase (to enable the Fund to invest the proceeds in Investment Funds as of the applicable purchase date). An investor who misses one or both of these deadlines will have the effectiveness of its investment in the Fund delayed until the following month.

Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date, i.e., the first day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended (the "1934 Act"). The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by

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applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor. See "Other Risks — Possible Exclusion of a Shareholder Based on Certain Detrimental Effects."

Eligible Investors

Each investor will be required to certify that the Shares are being acquired directly or indirectly for the account of an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. Investors who are "accredited investors" are referred to in this Prospectus as "Eligible Investors." Existing Shareholders seeking to purchase additional Shares will be required to qualify as "Eligible Investors" at the time of the additional purchase. Any RIA who offers Shares may impose additional eligibility requirements for investors who purchase Shares through such RIA.

Shares of the Fund are only registered for sale in the United States and certain of its territories. Generally, shares of the Fund will only be offered or sold to "U.S. persons" and all offerings or other solicitation activities will be conducted within the United States in accordance with the rules and regulations of the 1933 Act.

Investor Suitability

An investment in the Fund involves a considerable amount of risk. A Shareholder may lose money. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to the investor's investment objectives and personal situation and (ii) consider factors such as the investor's personal net worth, income, age, risk tolerance and liquidity needs. The Fund is an illiquid investment. Investors have no right to require the Fund to redeem their Shares in the Fund. See "Other Risks—Closed-End Fund; Liquidity Risks."

In addition, Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund's schedule for repurchase offers and submit repurchase requests accordingly. See "Repurchases and Transfers of Shares—Repurchases of Shares."

Valuation

Certain securities and other financial instruments in which the Investment Funds invest may not have a readily ascertainable market price and will be fair valued by the Investment Managers. Although the procedures approved by the Fund's Board of Trustees provide that the Adviser will review the valuations provided by the Investment Managers to the Investment Funds, neither the Adviser nor the Board of Trustees will be able to confirm independently the accuracy of valuations provided by the Investment Managers (which are unaudited). Accordingly, such valuations generally will be relied upon by the Fund, even though an Investment Manager may face a conflict of interest in valuing the securities, as their value will affect the Investment Manager's compensation. In addition, the NAVs or other valuation information received by the Adviser from the Investment Funds will typically be estimates only, subject to revision through the end of each Investment Fund's annual audit. See "Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Valuation."

Unlisted Closed-End Structure; Limited Liquidity and Transfer Restrictions

The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. To meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds.

A Shareholder will not be able to redeem his, her or its Shares on a daily basis because the Fund is a closed-end fund. In addition, with very limited exceptions, the Fund's Shares are not transferable and liquidity will be provided only through limited repurchase offers described below. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See "Other Risks—Closed-End Fund; Liquidity Risks."

Repurchases of Shares by the Fund

No Shareholder has the right to require the Fund to redeem his, her or its Shares. The Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders, and each such repurchase offer will generally apply to up to 15% of the net assets of the Fund. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board of Trustees, in its sole discretion. In determining whether the Fund should offer to repurchase Shares, the Board of Trustees will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser expects that, generally, it will recommend to the Board of Trustees that the Fund offers to repurchase Shares from Shareholders quarterly, with such repurchases to occur as of each March 31, June 30, September 30 and December 31. Each repurchase offer will generally commence approximately 105 days prior to the applicable repurchase date.

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If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may repurchase a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law. The Fund also has the right to repurchase all of a Shareholder's Shares at any time if, for any reason, the aggregate value of such Shareholder's Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. In addition, the Fund has the right to repurchase Shares of Shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the Fund's Agreement and Declaration of Trust.

The Fund is subject to certain Investment Funds' initial lock-up periods beginning at the time of the Fund's initial investment in an Investment Fund, during which the Fund may not withdraw its investment. In addition, certain Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds for a period of time commencing in late 2008). During such periods, the Fund may not be able to liquidate its holdings in such Investment Funds in order to meet repurchase requests. In addition, should the Fund seek to liquidate its investment in an Investment Fund that maintains a "side pocket" (i.e., a sub account established by an Investment Fund in which certain assets (which generally are illiquid and/or hard to value) are held and segregated from the other assets of the Investment Fund until some type of realization event occurs), the Fund might not be able to fully liquidate its investment without delay, which could be considerable. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner. See "Repurchases and Transfers of Shares — No Right of Redemption" and "— Repurchases of Shares."

Summary of Taxation

The Fund expects to qualify, and to continue to qualify, as a RIC under Subchapter M of the Code. For each taxable year that the Fund so qualifies, the Fund is not subject to federal income tax on that part of its taxable income that it distributes to Shareholders. Taxable income consists generally of net investment income and any capital gains.

The Fund will distribute substantially all of its net investment income and gains to Shareholders. These distributions generally will be taxable as ordinary income or capital gains to the Shareholder. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The Fund will inform Shareholders of the amount and character of its distributions to Shareholders. See "Distribution Policy."

Subchapter M imposes strict requirements for the diversification of a fund's investments, the nature of a fund's income and a fund's distribution and timely reporting of income and gains. In order to satisfy these requirements, the Fund will generally invest its assets in Investment Funds organized outside the United States that are treated as corporations for U.S. tax purposes and are expected to be classified as passive foreign investment companies ("PFICs"). See "Tax Aspects."

ERISA Plans and Other Tax-Exempt Entities

Investors subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), and other tax-exempt entities, including employee benefit plans, individual retirement accounts ("IRAs"), and 401(k) and Keogh Plans may purchase Shares. Because the Fund will be registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be "plan assets" of the ERISA Plans investing in the Fund for purposes of ERISA's fiduciary responsibility and prohibited transaction rules. Thus, the Adviser will not be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan's investment in the Fund. See "ERISA Considerations."

Reports to Shareholders

The Fund furnishes to Shareholders as soon as practicable after the end of each taxable year information on Form 1099 as is required by law to assist the Shareholders in preparing their tax returns. The Fund prepares, and transmits to Shareholders, an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders also are sent reports on at least a quarterly basis regarding the Fund's operations during each quarter.

Term

The Fund's term is perpetual unless the Fund is otherwise terminated under the terms of the Fund's organizational documents.

Risk Factors

An investment in the Fund involves a high degree of risk and may involve loss of capital, up to the entire amount of a Shareholder's investment. Other risks include the risks of investing in a fund:

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●

whose Investment Managers with which the Fund invests, in some cases, may be newly organized with limited operating histories upon which to evaluate their performance;

●

where the Investment Funds in which the Fund invests may invest their assets in securities for which trading activity may be dramatically impaired or cease at any time (whether due to general market turmoil, problems experienced by a single issuer or market sector or other factors), such as collateralized debt obligations backed by mortgages (especially subprime mortgages), asset-backed commercial paper issued by structured investment vehicles and auction rate preferred shares;

●

whose performance depends upon the performance of the Investment Managers and selected strategies, the adherence by such Investment Managers to their selected strategies, the instruments used by such Investment Managers and the Adviser's ability to select Investment Managers and strategies and effectively allocate Fund assets among them;

●

that may borrow money (i.e., incur leverage) to make investments in Investment Funds and/or incur economic leverage via the use of derivatives, which may increase the volatility of the Fund;

●

where underlying Investment Funds may invest in commodities, the trading of which may involve large amounts of leverage and thus expose the Investment Fund and thus the Fund, to substantial risk of loss;

●

whose underlying Investment Funds, whether via borrowing or utilizing derivatives, may, for investment or other purposes, also incur leverage without legal limitation and subject only to self-imposed limitations set forth in their respective offering or organizational documents, which may increase the volatility of the Investment Funds;

●

where the Investment Managers may sell securities held by Investment Funds short, which involves the theoretical risk of unlimited loss because of increases in the market price of the security sold short;

●

where the underlying Investment Funds' investment activities may be adversely affected by regulatory changes and/or restrictions (such as those relating to position limits in commodities and/or short selling) that may be imposed at any time;

●

where the Investment Managers may invest the Investment Funds' assets in securities of non-U.S. issuers, including those located in emerging markets, and where the Fund may invest in Investment Funds that may be denominated in non-U.S. currencies, thus exposing the Fund to various risks that may not be applicable to U.S. securities (including certain risks arising from problems with the euro common currency);

●

where the Investment Managers may change their investment strategies (i.e., may experience style drift) at any time;

●

where the Investment Managers may invest the Investment Funds' assets without limitation in restricted and illiquid securities;

●

where the Investment Managers may invest the Investment Funds' assets in equity securities without limitation as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies, the prices of which may be subject to erratic market movements;

●

where the Investment Managers may charge investors in the Investment Funds (the Fund being one such investor) asset-based fees and incentive fees of generally 10% to 30% of an Investment Fund's net profits, which incentive fees may create incentives for Investment Managers to make investments that are riskier or more speculative than in the absence of these fees;

●

where an Investment Manager may focus on a particular industry or industries, which may subject the Investment Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries;

●

where an Investment Fund's assets may be invested in a limited number of securities, which may subject the Investment Fund, and thus the Fund, to greater risk and volatility than if investments had been made in a larger number of securities;

●

that is an unlisted closed-end fund whose shares are thus illiquid, which are not listed on any securities exchange or traded in any other market and are subject to substantial restrictions on transfer;

●

where the Investment Managers may use derivatives for hedging and non-hedging purposes of the Investment Funds;

●

where the Investment Funds' returns may exhibit greater correlations among each other and/or with fixed income or equity indices than anticipated by the Adviser, especially during times of general market turmoil such as that experienced during late 2008;

●

whose Adviser and Investment Managers may have conflicts of interest;

●

that is a non-diversified fund that may allocate a higher percentage of its assets to the securities of any one issuer than if it were a diversified fund;

●

that intends to qualify as a RIC under the Code and may be subject to tax liabilities if it fails to so qualify; and

●

that is subject to, and indirectly invests in Investment Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally or hedge funds such as the Investment Funds in particular.

Moreover, because the Fund invests in Investment Funds, investors are subject to additional risks, including those of investing in a fund:

9

●

whose underlying Investment Funds will not be registered as investment companies under the 1940 Act, and, therefore, the Fund, as an investor in such Investment Funds, and thus the Shareholders, as indirect investors in such Investment Funds, will not be able to avail themselves of 1940 Act protections;

●

whose investors will have no right to receive information about the Investment Funds or Investment Managers, and who will have no recourse against Investment Funds or their Investment Managers;

●

whose investments in certain underlying Investment Funds may be subject to initial lock-up periods during which the Fund may not withdraw its investment;

●

where certain underlying Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time, possibly requiring the Fund to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner;

●

that may not be able to invest in certain Investment Funds that are oversubscribed or closed or that may only be able to allocate a limited amount of assets to an Investment Fund that has been identified as an attractive opportunity;

●

whose investors will bear the operating expenses of the Fund, as well as two layers of asset-based fees and expenses—one at the Fund level and one at the Investment Fund level—and incentive fees at the Investment Fund level;

●

that invests in a number of Investment Funds, resulting in investment related expenses that may be higher than if the Fund invested in only one Investment Fund;

●

where the Investment Managers may receive compensation for positive performance of the relevant Investment Fund in the form of the asset-based fees, incentive fees and other expenses payable by the Fund as an investor in the relevant Investment Fund, even if the Fund's overall returns are negative;

●

where the Investment Managers make investment decisions independent of the Adviser and each other, which may result in the pursuit of opposing investment strategies or result in performance that correlates more closely with broader market performance;

●

many of whose assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate; the valuation of the Fund's investments in Investment Funds is ordinarily determined based on valuations provided by their Investment Managers, who may face a conflict of interest as such valuations will be used to calculate fees payable to the Investment Manager, and the price at which purchases and repurchases are made;

●

that invests in Investment Funds that may hold a portion of their assets in "side pockets" (i.e., a sub-account established by an Investment Fund in which certain assets (which generally are illiquid and/or hard to value) are held and segregated from the other assets of the Investment Fund until some type of realization event occurs), which may further restrict the liquidity of the Fund's investments in such Investment Funds, and thus the Shareholders' investments in the Fund;

●

that may not be able to vote on matters that require the approval of the investors of an underlying Investment Fund, including a matter that could adversely affect the Fund's investment in such an Investment Fund;

●

that, upon its redemption of all or a portion of its interest in an Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value; and

●

that invests in Investment Funds located outside of the U.S. and thus may be subject to withholding taxes in such jurisdictions, which may reduce the Fund's, and thus the Shareholders', return.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment. See "Types of Investments and Related Risks."

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Summary of Fees and Expenses

The following table illustrates the fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

Transaction Fees

Maximum Sales Load (percentage of purchase amount)	None
Maximum Redemption Fee	None

Annual Fund Expenses (as a percentage of the Fund's net assets attributable to common shares)

Management Fee	0.75%
Acquired Fund Fees and Expenses[1]	4.37%
Interest Payments on Borrowed Funds[2]	0.01%
Other Expenses[3]	0.30%
Total Annual Fund Expenses[4]	5.43%

Example

You would pay the following fees and expenses  on a $1,000 investment, assuming a 5% annual return and that the Fund's operating expenses remain the same:†

1 Year	3 Years	5 Years	10 Years
$ 57	$ 177	$ 306	$ 674

Actual expenses may be greater or lesser than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the Example.

† On an investment of $50,000 the Example would be as follows:

Example

You would pay the following fees and expenses  on a $50,000 investment, assuming a 5% annual return and that the Fund's operating expenses remain the same:

1 Year	3 Years	5 Years	10 Years
$ 2,847	$ 8,860	$ 15,323	$ 33,676

(1) The Acquired Fund Fees and Expenses include the operating expenses, trading expenses and performance-based incentive fees of the Investment Funds in which the Fund has invested for the fiscal year ended December 31, 2016. The operating expenses consist of management fees, administration fees, professional fees (i.e., audit and legal fees), and other operating expenses. Trading expenses are primarily interest and dividend expenses and are the byproduct of leveraging or hedging activities employed by the Investment Funds' managers in order to enhance investor returns. The information used to determine the Acquired Fund Fees and Expenses is generally based on the most recent shareholder reports received from the respective Investment Funds or, when not available, from the most recent communication from the Investment Funds. The agreements related to investments in Investment Funds provide for compensation to the Investment Funds' managers/general partners in the form of management fees generally ranging from 1.0% to 3.0% annually of net assets and performance incentive fees are generally 10% to 30% of net profits earned. Some Investment Funds employ a passthrough expense arrangement with no stated management fee. Fees and expenses of Investment Funds are based on historical fees and expenses. Future Investment Funds' fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Investment Funds, which may fluctuate over time. See below for the breakdown of the Acquired Fund Fees and Expenses:

Operating Expenses	1.38%
Trading Expenses	2.56%
Incentive Fees	0.43%
Total Acquired Fund Fees and Expenses	4.37%

(2) These expenses represent estimated interest payments the Fund expects to incur in connection with its credit facility during the current fiscal year. See "Investment Program—Leverage."

(3) Other expenses are based on estimated amounts for the current fiscal year.

(4) The total annual Fund expenses include the Fund's portion of the management fees, performance allocations and other expenses paid by the Investment Funds as set forth in the row titled "Acquired Fund Fees and Expenses." This total differs from the amount of such expenses set forth under "Financial Highlights," which does not include the Acquired Fund Fees and Expenses.

The purpose of the table above is to assist investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see "Fund Expenses," "Management Fee" and "Purchases of Shares."

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Financial Highlights

The financial highlights table below is intended to help you understand the Fund's financial performance for the period from January 1, 2008 (commencement of operations) to December 31, 2008 and for the fiscal years ended December 31 of each year from 2008 through 2016. The information reflects financial results for an investor that has been in the Fund since inception. The information has been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the financial statements, are incorporated by reference into the Fund's SAI. The SAI is available upon request. The following represents per Share data, ratios to average net assets and other financial highlights information for Shareholders.

For a Share outstanding throughout the year:	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
Net asset value, beginning of year	$804.40	$850.40	$926.55	$890.97	$847.30	$921.62	$911.00	$851.02	$1,000.00
Net investment income (loss)(a)	-8.18	-9.23	-9.20	-9.52	-8.65	-8.70	-8.14	-6.11	-12.22
Net realized and unrealized gain (loss) from investments	-2.06	25.22	23.11	154.07	68.83	-35.12	41.33	119.48	-131.37
Net increase (decrease) resulting from operations	-10.24	15.99	13.91	144.55	60.18	-43.82	33.19	113.37	-143.59
Distributions paid
Net investment income	0.00	-61.99	-90.06	-108.97	-16.51	-30.50	-22.57	-53.39	-5.39
Net realized gain	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Net asset value, end of year	$794.16	$804.40	$850.40	$926.55	$890.97	$847.30	$921.62	$911.00	$851.02
Total Return(b)	(1.27)%	1.90%	1.51%	16.44%	7.12%	(4.78)%	3.71%	13.40%	(14.35)%
Ratio of total expenses to average net assets before expense waivers and reimbursements(c)	1.06%	1.07%	1.00%	1.01%	0.98%	0.96%	0.96%	1.06%	1.84%
Ratio of total expenses to average net assets after expense waivers and reimbursements(c)	1.06%	1.07%	1.00%	1.01%	0.98%	0.96%	0.96%	1.06%	1.47%
Ratio of net investment income (loss) to average net assets(d)	(1.05)%	(1.07)%	(1.00)%	(1.00)%	(0.98)%	(0.96)%	(0.90)%	(0.68)%	(1.34)%
Portfolio turnover	19%	44%	8%	40%	26%	22%	36%	36%	16%
Net assets, end of year (000s)	$130,275	$179,992	$211,226	$218,059	$211,305	$232,281	$255,187	$159,056	$100,728

(a)	Calculated based on the average shares outstanding methodology.
(b)

Total return assumes a subscription of a Share in the Fund at the beginning of the year indicated and a repurchase of the Share on the last day of the year, and assumes reinvestment of all distributions during the year.

(c)	Ratio does not reflect the Fund's proportionate share of the expenses of the Investment Funds.
(d)	Ratio does not reflect the Fund's proportionate share of the income and expenses of the Investment Funds.

The above ratios and total return have been calculated for the Shareholders taken as a whole. An individual Shareholder's return and ratios may vary from these returns and ratios due to the timing of Share transactions.

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The Fund

The Fund, which is registered under the 1940 Act as a non-diversified, closed-end management investment company, was organized as a Delaware statutory trust on July 12, 2007. The Fund commenced operations on January 1, 2008. The Fund's principal office is located at 100 Front Street, Suite 400, West Conshohocken, PA 19428, and its telephone number is (800) 421-7572. Investment advisory services are provided to the Fund by the Investment Adviser and Sub-Adviser pursuant to the terms of an investment advisory agreement with the Fund (the "Investment Advisory Agreement") and a sub-advisory agreement with the Sub-Adviser (the "Sub-Advisory Agreement"). Responsibility for monitoring and overseeing the Fund's investment program and its management and operation is vested in the individuals who serve on the Board of Trustees. See "Management of the Fund—Board of Trustees."

Use of Proceeds

The proceeds from the sale of Shares,  net of the Fund's fees and expenses, are invested by the Fund to pursue its investment program and objectives as soon as practicable (but not in excess of six months) after each subscription date, consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund. See "Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Investment Managers May Have Limited Capacity to Manage Additional Fund Investments" for a discussion of certain limitations applicable to the Fund's ability to make investments in Investment Funds. See also "Other Risks—Availability of Investment Opportunities" for a discussion of the timing of Investment Funds' subscription activities, market conditions and other considerations relevant to the timing of the Fund's investments generally.

The Fund will pay the Investment Adviser the full amount of the Management Fee during any period prior to which any of the Fund's assets (including any proceeds received by the Fund from the offering of Shares) are invested in Investment Funds.

Structure

The Fund is a specialized investment vehicle that combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a "private investment fund," with those of a registered closed-end investment company. Private investment funds, such as hedge funds, are commingled asset pools that may engage in a wide variety of investment strategies including, among others, leverage, short selling and derivative transactions. Investment Funds typically offer their securities privately without registration under the 1933 Act in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors. Investment Funds are excluded from the definition of "investment company," and hence are not registered as investment companies, under the 1940 Act. The managers or investment advisers of these funds are usually compensated through asset-based fees and incentive-based fees. Registered closed-end investment companies are typically organized as corporations, business trusts, limited partnerships or limited liability companies that generally are managed more conservatively than most private investment funds due to certain requirements imposed by the 1940 Act and, with respect to those registered closed-end investment companies that qualify as RICs under the Code, Subchapter M of the Code. These registered companies often impose relatively modest minimum investment requirements (such as $2,000 or less) and publicly offer their shares to a broad range of investors, in contrast to the higher minimum investment amounts and limited range of investors which, as set forth above, characterize the offerings of private investment funds' securities. The advisers to registered closed-end investment companies are typically compensated through asset-based fees.

The Fund is similar to a private investment fund in that it is actively managed and Shares are sold in relatively large minimum denominations to high net worth individual and institutional investors. In addition, the Investment Managers are typically entitled to receive incentive-based compensation. Unlike many private investment funds, however, the Fund, as a registered closed-end investment company, can offer Shares without limiting the number of Eligible Investors that can participate in its investment program. The structure of the Fund was designed to permit sophisticated investors that have a higher tolerance for investment risk to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many private investment funds and without subjecting the Fund to the limitations on the number of Eligible Investors faced by many of those funds.

Investment Program

Investment Objective

The Fund seeks long-term capital appreciation by investing substantially all its assets in Investment Funds managed by unaffiliated third-party Investment Managers who primarily employ long and short equity investment strategies in pursuit of attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) consistent with the preservation of capital. Long and short equity investment strategies, like other types of alternative investment strategies, allow Investment Managers the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets. These strategies are in

13

contrast to the investment programs of "traditional" registered investment companies, such as mutual funds. "Traditional" investment companies are generally characterized by long-only investments and limits on the use of leverage. Because such Investment Funds are often described as "hedge funds," the Fund's investment program can be broadly referred to as a fund of hedge funds. The obligations of the 1940 Act (and thus the protections thereunder), including limits on leverage, do not apply to Investment Funds.

Through the selection and ongoing monitoring of Investment Funds, the Fund seeks to achieve long-term capital appreciation that may exhibit moderate correlation with certain global equity indices and aims not to be disproportionately influenced by the performance of any single Investment Fund. In addition, by investing in a number of Investment Funds that primarily employ long and short equity investment strategies, the Fund seeks to achieve the desired capital appreciation with lower volatility than likely would be achieved by investing with most individual Investment Funds. Investing in a number of Investment Funds involves additional costs.

Investment Philosophy

Traditional registered investment companies, such as mutual funds, generally are subject to significant regulatory restrictions in designing their own investment strategies relating to the use of leverage and the ability to sell securities short. As a registered investment company, the Fund is subject to such restrictions. By contrast, private, unregistered investment funds, such as the Investment Funds in which the Fund invests, are not subject to many of these limitations. The Adviser believes that the Fund's strategy of investing substantially all of its assets in these types of Investment Funds creates opportunities to participate in alternative methods of investing that may earn attractive risk-adjusted returns.

The Adviser intends to invest the assets of the Fund in Investment Funds that primarily employ long and short equity investment strategies. There can be no assurance that these strategies will be attractive at any particular time. Many of the Investment Funds the Adviser intends to consider with respect to the Fund trade specifically in "security selection" strategies, which are discussed in more detail below. The Adviser believes that a portfolio of Investment Funds pursuing long and short equity investment strategies may produce capital appreciation more consistently and with less volatility than would most individual traditional or alternative investment strategies. The Adviser also believes that the success of an investment program developed around these principles, such as that of the Fund, depends on the Adviser's ability to successfully perform three key tasks: (1) discovering and developing access to attractive Investment Funds, (2) constructing a portfolio consisting of a number of such Investment Funds, and (3) managing and monitoring the risks of the Fund's investments in such Investment Funds.

Because alternative investment strategies may be risky, the Adviser believes it is prudent for the Fund to generally invest in these strategies through Investment Funds organized as vehicles providing limited liability to their investors. This structure limits the effect that losses incurred by any one Investment Fund will have on the assets of the Fund by limiting the Fund's amount at risk to the amount invested in that Investment Fund. In certain circumstances, however, the Adviser believes that it may be appropriate to gain investment exposure to certain Investment Funds by entering into derivative transactions, such as total return swaps, options and forwards. For example, to achieve investment returns equivalent to those achieved by an Investment Manager in whose Investment Fund the Fund could not invest directly, perhaps because of its high investment minimum or its unavailability for direct investment, the Fund may enter into one or more swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment Fund over a stated time period. See "Types of Investments and Related Risks—Special Investment Instruments and Techniques—Swap Agreements." The Fund does not expect to gain more than 25% of its total investment exposure via such derivatives. The Fund's investments in derivatives may involve significant economic leverage and thus may, in some circumstances, involve significant risks of loss and increase the volatility of the Fund's returns. These risks may increase dramatically during times where general access to credit is severely impaired (i.e., a "credit crunch") and/or during general market turmoil, such as that experienced during late 2008. See "Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by the Fund."

Investment Strategies

The Adviser intends to invest the assets of the Fund in Investment Funds that primarily employ long and short equity investment strategies across various geographic regions, including, but not limited to, North America, Europe and Asia. There can be no assurance that these strategies will be attractive at any particular time. Many of the Investment Funds the Adviser intends to consider with respect to the Fund trade specifically in "security selection" strategies.

Security Selection Strategies—Security selection strategies combine long positions and short sales with the aim of benefiting from the Investment Manager's ability to select investments while offsetting some systematic market risks. Market exposure can vary substantially, leading to a wide range of risk and return profiles. There is, in addition, no guarantee that an Investment Manager will be able to minimize systematic or other risks effectively. Security selection strategies are primarily, though not exclusively, equity-based. There are four primary categories of security selection strategies:

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Opportunistic Equity Strategies—Opportunistic equity strategies seek to maintain varying degrees of directional exposure (i.e., exposure to changes in securities' values) to equity markets, based on the Investment Managers' assessment of market conditions and underlying company fundamentals. Core long holdings of some Investment Funds may be concentrated, depending on the investment approach of the Investment Manager. Higher degrees of position concentration and directional exposure have the potential for higher volatility of returns than less directional strategies. While some opportunistic equity strategies are diversified across industries, others are focused exclusively on certain geographic regions or industries. Investments in specific geographic regions or industries may, at times, be subject to volatility greater than that of market indices. As a result, the returns of the Fund have the potential to experience volatility higher than that of global equity indices.

High Hedge Equity Strategies—High hedge equity strategies seek to have limited or low net exposure to equity markets. Investment Funds may maintain short equity positions that attempt to mitigate a portion of the market exposure resulting from the Investment Funds' long equity positions. Although the net market exposure of the Investment Funds pursuing this strategy may be lower than opportunistic equity strategies, the Investment Funds may be subject to significant exposures at the security or industry level.

Activist Equity Strategies—Activist equity strategies seek to accumulate concentrated positions in order to exert influence on underlying company management with the objective of increasing shareholder value. The Investment Manager may work with the management team of the target company to design an alternate strategic plan and assist them in its execution and may secure appointment of persons to the target company's management team or board of directors. If necessary, the Investment Manager may initiate shareholder actions (including those that may be opposed by the target company's management) seeking to maximize value, including corporate restructurings, share repurchases, management changes, asset sales and/or divestitures. Investment Funds pursuing activist strategies will generally have significant market exposures at the security or industry level, taking minimal short positions, if any.

Statistical Arbitrage Strategies—Statistical arbitrage strategies seek to use systematic models to build long and short portfolios of securities whose current prices are predicted to increase or decrease based on established statistical relationships.

Investment Selection

The Adviser is responsible for the allocation of assets to various Investment Funds, subject to policies adopted by the Board of Trustees.

The Adviser selects opportunistically from a wide range of Investment Funds primarily pursuing long and short equity investment strategies in order to create a broad-based portfolio of such funds while seeking to invest in compelling investment strategies and with promising Investment Managers at optimal times.

The Adviser and its personnel use a wide range of resources to identify attractive Investment Funds and promising investment strategies for consideration in connection with investments by the Fund. These resources include, but are not limited to, the experience of the Adviser's personnel and their contacts with Investment Managers, academics and prime-broker groups; Morgan Stanley's global network (subject to third-party confidentiality obligations, information barriers established by Morgan Stanley in order to manage potential conflicts of interest, and applicable allocation policies); conferences and seminars; contacts with selected family offices and investors in other funds managed by the Adviser or its affiliates; academic journals and database research and ideas generated from within the Adviser.

To narrow the set of Investment Funds initially identified for consideration, the Adviser conducts ongoing analysis of Investment Managers. The Adviser's criteria include both quantitative measures such as past performance and systematic risk exposures, to the extent that data is available; qualitative factors such as the reputation, experience and training of the Investment Manager; and the ability of the Investment Manager to articulate a coherent investment philosophy and risk control process.

The Adviser expects that only a few Investment Funds will be deemed sufficiently interesting to warrant further review after the initial analysis. Following this analysis, the Adviser conducts extensive due diligence on the Investment Funds that it considers likely to generate superior, risk-adjusted returns consistent with the Adviser's views at that time as to the needs of the Fund's existing portfolio. The due diligence process typically includes meetings with the Investment Manager to seek to understand the Investment Manager's investment strategy, investment philosophy and portfolio construction procedures. The due diligence process seeks to identify the types of securities and other instruments held or techniques utilized and to confirm the presence of, and adherence to, an investment and risk control process. The due diligence process also typically includes quantitative analysis of the investment strategy, including an analysis of past performance history and risk factors.

If the Adviser's assessment of the abilities of the Investment Manager is sufficiently positive, then further due diligence typically will be performed. The additional diligence generally involves an analysis of the operational and legal structure of the Investment Fund and background investigations of the Investment Manager. The Investment Manager's fee structure, the depth and quality of the Investment

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Manager's organization, the legal terms and conditions of the Investment Fund's governing documents, the potential for developing and maintaining a long-term relationship with the Investment Manager and the likely alignment of interests between the Investment Fund, its Investment Manager and the Fund are examples of factors that the Adviser typically investigates.

The Adviser's personnel have extensive experience and expertise with alternative investment strategies and Investment Managers and have evaluated numerous Investment Funds representing many categories of alternative investments and utilizing various investment strategies. They also have extensive experience in directly managing alternative investment strategies. The Adviser believes that this combination of evaluation expertise and direct investment experience enables it to understand the opportunities and risks associated with investing in the Investment Funds. For a more complete description of the experience of the personnel of the Adviser who are principally responsible for the management of the Fund, see "The Adviser."

Portfolio Construction

The Adviser allocates Fund assets among the Investment Funds that, in its view, represent attractive investment opportunities. Allocation depends on the Adviser's assessment of the likely risks and returns of the investment strategies that the Investment Funds utilize and the likely correlation among the Investment Funds under consideration. The Adviser generally seeks to invest substantially all of the Fund's assets in Investment Funds whose expected risk-adjusted returns are deemed attractive. The Adviser periodically reallocates the Fund's investments among Investment Funds in order to increase the Fund's expected risk-adjusted return.

While the Fund is a "non-diversified" fund under the 1940 Act, the Adviser believes it is important to maintain a broad-based portfolio in order to reduce the effect on the Fund of losses or poor returns by any one Investment Fund. There is no guarantee, however, that the Fund will be able to avoid substantial losses due to poor returns by an Investment Fund. In addition, while the Fund is a "non-diversified" fund for purposes of the 1940 Act, the Fund has elected, and intends to qualify annually, to be treated as a RIC under the Code. To qualify as a RIC under the Code, the Fund must, among other things, (i) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from interests in "qualified publicly traded partnerships" (as defined in the Code); and (ii) diversify its holdings so that, at the end of each quarter of each taxable year, (A) at least 50% of the market value of the Fund's assets is represented by cash, cash items, U.S. government securities, securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer and (B) not more than 25% of the market value of the Fund's total assets is invested in the securities (other than U.S. government securities and the securities of other RICs) of (1) any one issuer, (2) any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses, or (3) any one or more "qualified publicly traded partnerships." In addition, the Adviser typically endeavors to limit the Fund's investments in any one Investment Fund to no more than 15% of the Fund's gross assets (measured at the time of purchase). The Adviser limits Fund investments in any one Investment Fund to less than 5% of such Investment Fund's outstanding voting securities. See "Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Investments in Non-Voting Stock; Inability to Vote."

Investment Funds in which the Fund invests are not subject to the Fund's investment restrictions and are generally not subject to any investment limitations under the 1940 Act or the Code. Therefore, the Fund is not entitled to the protections of the 1940 Act with respect to the Investment Funds.

For example, the Investment Funds are not required to, and may not, hold custody of their assets in accordance with the requirements of the 1940 Act. As a result, bankruptcy or fraud at institutions, such as brokerage firms, banks, or administrators, into whose custody those Investment Funds have placed their assets could impair the operational capabilities or the capital position of the Investment Funds and may, in turn, have an adverse impact on the Fund.

In response to adverse market, economic or political conditions, the Fund may invest temporarily in high quality fixed income securities, money market instruments and affiliated or unaffiliated money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Fund may also make these types of investments pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of Shares.

Leverage

The Fund may borrow money in connection with its investment activities—i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility to manage timing issues in connection with the acquisition of its investments (i.e., to provide the Fund with temporary liquidity to acquire investments in Investment Funds in advance of the Fund's receipt of redemption proceeds from another Investment Fund). The Fund has entered into a demand discretionary Credit Agreement with the Lender to enable the Fund to borrow for such purposes. Pursuant to the terms of the Credit Agreement, the Fund may borrow money from the

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Lender up to a maximum aggregate outstanding amount of $10 million (subject to the Asset Coverage Requirement). The Credit Agreement is currently scheduled to terminate as of December 15, 2017. Amounts borrowed by the Fund under the Credit Agreement must be repaid upon demand by the Lender.

The 1940 Act requires a registered investment company to satisfy an Asset Coverage Requirement. This requirement means that the value of the investment company's total indebtedness may not exceed one third the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund's borrowings will at all times be subject to the Asset Coverage Requirement. In addition to borrowing money, the Fund may also incur economic leverage via the use of derivatives.

Investment Funds may also utilize leverage in their investment activities. Borrowings by Investment Funds are not subject to the Asset Coverage Requirement. Accordingly, the Fund's portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great, especially during times of a "credit crunch" and/or general market turmoil, such as that experienced during late 2008. In general, the use of leverage by Investment Funds or the Fund may increase the volatility of the Investment Funds or the Fund. See "Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by the Fund" and "Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by Investment Funds."

Risk Management and Monitoring of Investments

As noted above, unregistered investment funds typically have greater flexibility than traditional registered investment companies as to the types of securities the unregistered funds hold, the types of trading strategies used, and, in some cases, the extent to which leverage is used. The Investment Managers selected by the Fund have full discretion, without the Fund's input, to purchase and sell securities and other investments for their respective Investment Funds consistent with the relevant investment advisory agreements or governing documents of the Investment Funds. The Investment Funds are generally not limited in the markets in which they invest, either by location or type, such as U.S. or non-U.S., large capitalization or small capitalization, or the investment discipline that they may employ, such as value or growth or bottom-up or top-down analysis. These Investment Funds may invest and trade in a wide range of securities and other financial instruments and will primarily pursue long and short equity investment strategies and techniques for both hedging and non-hedging purposes, although they may also pursue other investment strategies. Although the Investment Funds will primarily invest and trade in equity and debt securities, they may also invest and trade in equity-related instruments, currencies, financial futures, debt-related instruments and any other instruments that are deemed appropriate by the relevant Investment Manager and permitted under the relevant Investment Fund's governing documents. The Investment Funds may also sell securities short, purchase and sell option and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Prospectus. The use of one or more of these techniques may be an integral part of the investment program of an Investment Fund and involves certain risks. The Investment Funds may use leverage, which also entails risk. See "Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by Investment Funds."

The Adviser monitors the risks of individual Investment Funds and of the portfolio in the aggregate. The primary goal of this process with respect to individual Investment Funds is to determine the degree to which the Investment Funds are performing as expected and to gain early insight into factors that might call for an increase or decrease in the allocation of the Fund's assets among those Investment Funds. With respect to aggregate portfolio monitoring, the Adviser endeavors to monitor, to the best of its ability, the Fund's aggregate exposures to various risks. The Adviser may use futures, options, swaps or other instruments to balance the overall mix and/or manage risk, subject to certain limitations contained in the 1940 Act. Such derivatives may be based on various underlying instruments, including Investment Funds, individual securities, securities indices or interest rates. Such derivatives entail certain risks. See "Types of Investments and Related Risks—Special Investment Instruments and Techniques."

The Adviser monitors the operation and performance of an Investment Fund as frequently as the Adviser believes is appropriate in light of the strategy followed by the Investment Manager and prevailing market conditions. The Adviser solicits such information from the Investment Manager and other sources, such as prime brokers, that the Adviser deems necessary to properly assess the relative success or failure of an Investment Fund. Prime brokers typically are large full-service brokerages that provide clients with research-related goods and services and support infrastructure to engage in various trading strategies. Morgan Stanley, as prime broker, may be privy to non-public information about the performance of an Investment Fund, which it generally would not disclose to the Adviser, the Fund or Shareholders without express permission to do so. Accordingly, Shareholders may not know important information that could result in a deterioration in the Fund's performance notwithstanding that certain affiliates or entities within Morgan Stanley will have such information. The Adviser conducts reviews with Investment Managers and the Adviser's network and analyses of data. Changes in leverage, personnel, market behavior, expenses, litigation, capital resources, economic conditions and other factors may be monitored, as appropriate and to the extent the information is available to the Adviser.

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Based on the Adviser's assessment of factors such as (i) the degree to which the Investment Manager is pursuing an investment strategy consistent with its stated policy; (ii) whether and to what degree the focus, incentives and investment strategy of the Investment Manager have changed; and (iii) whether the investment strategy employed remains consistent with the objectives of the Fund, the Adviser may periodically adjust the Fund's allocations among Investment Funds.

The Fund's investment program entails substantial risks. There can be no assurances that the investment objectives of the Fund (including its risk monitoring goals) will be achieved, and results may vary substantially over time. The Fund may consider it appropriate, subject to applicable laws and regulations, to utilize forward and futures contracts, options, swaps, other derivative instruments, short sales, margin, or leverage in the Fund's investment program. Such investment techniques can substantially increase the adverse impact to which the Fund's investment portfolio may be subject. See "Types of Investments and Related Risks—Special Investment Instruments and Techniques."

Types of Investments and Related Risks

General

The value of the Fund's total net assets may be expected to fluctuate in response to fluctuations in the value of the Investment Funds in which the Fund invests. Discussed below are the investments generally made by Investment Funds and, where applicable, the Fund directly, and the principal risks that the Adviser and the Fund believe are associated with those investments. These risks will, in turn, have an effect on the Fund. The Fund invests substantially all its assets in Investment Funds. The Fund's direct investments generally are limited to derivative investments to gain exposure to certain Investment Funds, such as total return swaps, options and futures. Additionally, in response to adverse market, economic or political conditions, the Fund may invest temporarily in high quality fixed income securities, money market instruments and affiliated or unaffiliated money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Fund may also make these types of investments pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of Shares. When the Fund takes a defensive position or otherwise makes these types of investments, it may not achieve its investment objective.

Investment Related Risks

General Economic and Market Conditions. The success of the Fund's activities may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of security prices and liquidity of the Fund's investments. Unexpected volatility or lack of liquidity, such as the general market conditions that prevailed during the 2008 financial crisis, could impair the Fund's profitability or result in its suffering losses.

Highly Volatile Markets. Financial markets may be highly volatile from time to time.  The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forwards, futures and other derivative contracts are influenced by, among other things, interest rates; changing supply and demand relationships; trade, fiscal, monetary and exchange control programs and policies of governments; and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Intervention often is intended directly to influence prices and may, together with other factors, cause all such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. An Investment Fund also is subject to the risk of the failure of any exchanges on which its positions trade, of their clearinghouses, of any counterparty to an Investment Fund's transactions or of any service provider to an Investment Fund (such as an Investment Fund's "prime broker"). In times of general market turmoil, even large, well-established financial institutions may fail rapidly with little warning.

Investment Funds are subject to the risk that trading activity in securities in which the Investment Funds invest may be dramatically reduced or cease at any time, whether due to general market turmoil, problems experienced by a single issuer or a market sector or other factors. If trading in particular securities or classes of securities is impaired, it may be difficult for an Investment Fund to properly value any of its assets represented by such securities. In particular, due to the deterioration of the credit markets beginning in 2007, the trading market for certain classes of securities (such as collateralized debt obligations backed by mortgages (especially subprime mortgages), asset-backed commercial paper issued by structured investment vehicles and auction rate preferred shares) was dramatically impaired, resulting in greater difficulties valuing such securities for which a robust market previously had existed. For additional valuation risks to which Investment Funds may be subject, see "Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Valuation."

The deterioration of the credit markets for a period beginning in late 2007 generally caused an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. In particular, events in the financial sector during late 2008 resulted in an unusually high degree of volatility in the financial markets, both domestic and foreign, and similar market disruption could occur again in the future. More recently, concerns

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about political instability, questions about the strength and sustainability of the U.S. economic recovery, concerns about the growing federal debt and slowing growth in China, are factors which continue to concern the financial markets and create volatility. The Fund may invest in Investment Funds that have substantial exposure to the securities of financial services companies. During the financial crisis, numerous financial services companies experienced substantial declines in the valuations of their assets, took action to raise capital (such as the issuance of debt or equity securities), or even ceased operations. These actions caused the securities of many financial services companies to experience a dramatic decline in value. Moreover, certain financial companies avoided collapse at that time due to intervention by the U.S. regulatory authorities (such as the Federal Deposit Insurance Corporation or the Federal Reserve System), but such interventions often did not avert a substantial decline in the value of such companies' common stock. Issuers that have exposure to the real estate, mortgage and credit markets may be particularly affected by subsequent adverse events affecting these sectors and general market turmoil. Moreover, legal or regulatory changes applicable to financial services companies may adversely affect such companies' ability to generate returns and/or continue certain lines of business. See "Other Risks—Regulatory Change."

Hedge funds may be forced to "deleverage" by selling large portions of their investments in a fairly short period of time in the event of market turmoil (which may cause many financial services companies to reduce or terminate the credit they extend to hedge funds) or other adverse events (such as the conditions that occurred during the financial crisis). If an Investment Fund is required to deleverage in such fashion, its returns will likely be substantially reduced, and it may be forced to liquidate entirely if it cannot cover its outstanding indebtedness. See "Types of Investment and Related Risks—Investment Related Risks—Leverage Utilized by the Fund" and "Types of Investment and Related Risks—Investment Related Risks—Leverage Utilized by Investment Funds." The Fund may take a position in Investment Funds that invest in the publicly traded and privately placed equity or other securities of companies in the information technology and Internet sectors. These investments are subject to inherent market risks and fluctuations as a result of company earnings, economic conditions and other factors beyond the control of the Adviser. The public equity markets have in the past experienced significant price volatility.

General Risks of Securities Activities. All securities investing and trading activities risk the loss of capital. Although the Adviser will attempt to moderate these risks, no assurance can be given that the  Fund's investment activities will be successful or that Shareholders will not suffer losses. To the extent that the portfolio of an Investment Fund is concentrated in securities of a single issuer or issuers in a single industry, the risk of any investment decision made by the Investment Manager of such Investment Fund is increased. Following below are some of the more significant specific risks that the Adviser and the Fund believe are associated with the Investment Funds' styles of investing:

Equity Securities. Investment Funds may hold long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Investment Funds also may invest in depositary receipts or shares relating to non-U.S. securities. See "Types of Investment and Related Risks – Investment Related Risks – "Non-U.S. Securities." In general, prices of equity securities are more volatile than those of fixed income securities. The prices of equity securities fluctuate, and sometimes widely fluctuate, in response to activities specific to the issuer of the security as well as factors unrelated to the fundamental condition of the issuer, including general market, economic and political conditions. Investment Funds may purchase securities in all available securities trading markets and may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies. See "Smaller Capitalization Issuers."

Short Sales. An Investment Fund may attempt to limit its exposure to a possible market decline in the value of its portfolio securities through short sales of securities that its Investment Manager believes possess volatility characteristics similar to those being hedged. An Investment Fund may also use short sales for non-hedging purposes to pursue its investment objectives if, in the Investment Manager's view, the security is over-valued in relation to the issuer's prospects for earnings growth. Short selling is speculative in nature and, in certain circumstances, can substantially increase the effect of adverse price movements on an Investment Fund's portfolio. A short sale of a security involves the risk of an unlimited increase in the market price of the security that can in turn result in an inability to cover the short position and a theoretically unlimited loss. No assurance can be given that securities necessary to cover an Investment Fund's short position will be available for purchase.

An Investment Fund may make "short sales against-the-box," in which it will sell short securities it owns or has the right to obtain without payment of additional consideration. If an Investment Fund makes a short sale against-the-box, it will be required to set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into those securities) and will be required to hold those securities while the short sale is outstanding. An Investment Fund will incur transaction costs, including interest expenses, in connection with initiating, maintaining and closing-out short sales against-the-box.

On September 19, 2008, in response to spreading turmoil in the financial markets, the Securities and Exchange Commission (the "SEC") temporarily banned short selling in the stocks of numerous financial services companies, and also promulgated new disclosure requirements with respect to short positions held by investment managers. Various international regulatory bodies, including the United Kingdom's Financial Conduct Authority, also promulgated restrictions on short selling at that time. The SEC's temporary ban on short

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selling of such stocks has since expired, but similar restrictions and/or additional disclosure requirements may be promulgated at any time, especially if market turmoil recurs. If Investment Funds are subjected to such new restrictions, they may be forced to cover short positions more quickly than otherwise intended and may suffer losses as a result. Such restrictions may also adversely affect the ability of Investment Funds to execute their investment strategies generally, especially if short selling is a fundamental element of their strategies. The SEC has subsequently adopted amendments to Regulation SHO under the 1934 Act that restrict the ability to engage in a short sale at a price that is less than or equal to the current best bid if the price of the covered security has decreased by 10% or more from the covered security's closing price as of the end of the prior day ("a short sale-related circuit breaker"). See "Types of Investments and Related Risks — Other Risks — Regulatory Change."

Bonds and Other Fixed Income Securities. Investment Funds may invest in bonds and other fixed income securities, both U.S. and non-U.S., and may take short positions in these securities. Investment Funds will invest in these securities when they offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("U.S. government securities") or by a non-U.S. government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk). The historically low interest rate environment increases the risk associated with rising interest rates, especially since the Federal Reserve has ended its quantitative easing program and has begun to raise rates. The duration of a fixed income security is an attempt to quantify and estimate how much the security's price can be expected to change in response to changing interest rates. For example, when the level of interest rates increases by 1%, a fixed income security having a positive duration of four years generally will decrease in value by 4%; when the level of interest rates decreases by 1%, the value of that same security generally will increase by 4%. Accordingly, securities with longer durations are likely to be more sensitive to changes in interest rates, generally making them more volatile than securities with shorter durations.

Investment Funds may invest in fixed income securities rated investment grade or non-investment grade (commonly referred to as high yield securities or junk bonds) and may invest in unrated fixed income securities. Non-investment grade securities are fixed income securities rated below Baa3 by Moody's Investors Service, Inc. ("Moody's") or below BBB by Standard & Poor's Rating Group, a division of The McGraw-Hill Companies, Inc. ("S&P"), or if unrated considered by an Investment Manager to be equivalent quality. Non-investment grade debt securities in the lowest rating categories or unrated debt securities determined to be of comparable quality may involve a substantial risk of default or may be in default. An Investment Fund's investments in non-investment grade securities expose it to a substantial degree of credit risk. Non-investment grade securities may be issued by companies that are restructuring, are smaller and less creditworthy or are more highly indebted than other companies, and therefore they may have more difficulty making scheduled payments of principal and interest. Non-investment grade securities are subject to greater risk of loss of income and principal than higher rated securities and may be considered speculative. Non-investment grade securities may experience reduced liquidity, and sudden and substantial decreases in price. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In the event of a default, an Investment Fund may incur additional expenses to seek recovery. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities. Fixed income securities are also susceptible to liquidity risk (i.e., the risk that certain investments may become difficult to purchase or sell).

Fixed income securities may experience reduced liquidity due to the lack of an active market and the reduced number and capacity of traditional market participants to make a market in fixed income securities, which may occur to the extent traditional dealer counterparties that engage in fixed income trading do not maintain inventories of corporate bonds (which provide an important indication of their ability to "make markets") that keep pace with the growth of the bond markets over time. Liquidity risk also may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds, exchange-traded funds or hedge funds may be higher than normal, causing increased supply in the market due to selling activity.

Mortgage-Backed Securities. Investment Funds may invest in mortgage-backed securities. The investment characteristics of mortgage-backed securities differ from those of traditional debt securities. Among the major differences are that interest and principal payments on mortgage-backed securities are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying mortgage loans generally may be prepaid at any time. Investments in mortgage-backed securities are subject to the risk that if interest rates decline, borrowers may pay off their mortgages sooner than expected, which may adversely affect an Investment Fund's performance by forcing the Investment Fund to reinvest at a lower interest rate. Prepayment rates can shorten or extended the average life of an Investment Fund's mortgage securities. Rates of prepayment which are faster or slower than anticipated by an Investment Manager may reduce yields, increase volatility and/or cause an Investment Fund to lose NAV. Further, particular investments may underperform relative to hedges that the Investment Funds may have entered into for these investments, resulting in a loss to the

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Investment Fund. In particular, prepayments (at par) may limit the potential upside of many mortgage-backed securities to their principal or par amounts, whereas their corresponding hedges often have the potential for large losses.

The Investment Funds may also invest in structured notes, variable rate mortgage-backed securities, including adjustable-rate mortgage securities ("ARMs"), which are backed by mortgages with variable rates, and certain classes of collateralized mortgage obligation ("CMO") derivatives, the rate of interest payable under which varies with a designated rate or index. The value of these investments is closely tied to the absolute levels of such rates or indices, or the market's perception of anticipated changes in those rates or indices. This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and which also interact in a complex fashion with prepayment risks.

Mortgage-backed securities are also subject to the risk of delinquencies on mortgage loans underlying such securities. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of a mortgage-backed security and could result in losses to an Investment Fund. So-called "subprime" mortgages (mortgage loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their mortgages) have experienced higher rates of delinquency in recent years. Increased mortgage delinquencies may adversely impact the market for mortgage-backed securities generally (including derivatives or other instruments linked to the value of such securities) and lead to turmoil in the credit markets generally, as happened in the period beginning in 2007. In particular, holders of mortgage-backed securities may experience great difficulty in valuing such securities if there is a reduced market for mortgage-backed securities (as happened during the same period). See "Types of Investments and Related Risks—Investment Related Risks—Highly Volatile Markets" and "Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Valuation."

Non-U.S. Securities. Investment Funds may invest in securities of non-U.S. issuers and in depositary receipts or shares (of both a sponsored and non-sponsored nature), such as American Depositary Receipts, American Depositary Shares, Global Depositary Receipts or Global Depositary Shares (referred to collectively as "ADRs"), which represent indirect interests in securities of non-U.S. issuers. Sponsored depositary receipts are typically created jointly by a foreign private issuer and a depositary. Non-sponsored depositary receipts are created without the active participation of the foreign private issuer of the deposited securities. As a result non-sponsored depositary receipts may be viewed as riskier than depositary receipts of a sponsored nature. Non-U.S. securities in which Investment Funds may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets ("OTC"). Investments in non-U.S. securities are subject to risks generally viewed as not present in the United States. These risks include: varying custody, brokerage and settlement practices; difficulty in pricing of securities; less public information about issuers of non-U.S. securities; less governmental regulation and supervision over the issuance and trading of securities than in the United States; the lack of availability of financial information regarding a non-U.S. issuer or the difficulty of interpreting financial information prepared under non-U.S. accounting standards; less liquidity and more volatility in non-U.S. securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in non-U.S. countries. In addition, investments in certain foreign markets, which have historically been considered stable, may become more volatile and subject to increased risk due to ongoing developments and changing conditions in such markets. Moreover, the growing interconnectivity of global economies and financial markets has increased the probability that adverse developments and conditions in one country or region will affect the stability of economies and financial markets in other countries or regions. Governmental issuers of non-U.S. securities may also be unable or unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in non-U.S. countries typically also involves higher brokerage and custodial expenses than does investment in U.S. securities.

The risks associated with investing in non-U.S. securities may be greater with respect to those issued by companies located in emerging market or less developed countries, which are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market or developing countries may be more likely to experience political turmoil or rapid changes in economic conditions than more developed countries, and the financial condition of issuers in emerging market or developing countries may be more precarious than in other countries. In addition, emerging market securities generally are less liquid and subject to wider price and currency fluctuations than securities issued in more developed countries. These characteristics result in greater risk of price volatility in emerging market or developing countries, which may be heightened by currency fluctuations relative to the U.S. dollar.

Certain foreign markets may rely heavily on particular industries or foreign capital and are more vulnerable to diplomatic developments, the imposition of economic sanctions against a particular country or countries, organizations, entities and/or individuals, changes in international trading patterns, trade barriers, and other protectionist or retaliatory measures. Economic sanctions could, among other things, effectively restrict or eliminate an Investment Fund's ability to purchase or sell securities or groups of securities for a substantial period of time, and may make the Investment Fund's investments in such securities harder to value. International trade barriers or

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economic sanctions against foreign countries, organizations, entities and/or individuals, may adversely affect an Investment Fund's foreign holdings or exposures. Investments in foreign markets may also be adversely affected by governmental actions such as the imposition of capital controls, nationalization of companies or industries, expropriation of assets, or the imposition of punitive taxes. Governmental actions can have a significant effect on the economic conditions in foreign countries, which also may adversely affect the value and liquidity of an Investment Fund's investments. For example, the governments of certain countries may prohibit or impose substantial restrictions on foreign investing in their capital markets or in certain sectors or industries. In addition, a foreign government may limit or cause delay in the convertibility or repatriation of its currency which would adversely affect the U.S. dollar value and/or liquidity of investments denominated in that currency. Any of these actions could severely affect security prices, impair the Fund's ability to purchase or sell foreign securities or transfer an Investment Fund's assets back into the U.S., or otherwise adversely affect the Investment Fund's operations. Certain foreign investments may become less liquid in response to market developments or adverse investor perceptions, or become illiquid after purchase by an Investment Fund, particularly during periods of market turmoil. Certain foreign investments may become illiquid when, for instance, there are few, if any, interested buyers and sellers or when dealers are unwilling to make a market for certain securities. When an Investment Fund holds illiquid investments, its portfolio may be harder to value.

Other risks of investing in non-U.S. securities include the following:

Non-U.S. Exchanges. An Investment Fund may trade, directly or indirectly, futures and securities on exchanges located outside of the United States. Some non-U.S. exchanges, in contrast to U.S. exchanges, are "principal's markets" in which performance is solely the individual member's responsibility with whom the Investment Fund has entered into a commodity contract and not that of an exchange or clearinghouse, if any. In the case of trading on non-U.S. exchanges, an Investment Fund will be subject to the risk of the inability of, or refusal by, the counterparty to perform with respect to contracts. Moreover, since there is generally less government supervision and regulation of non-U.S. exchanges, clearinghouses and clearing firms than in the United States, an Investment Fund is also subject to the risk of the failure of the exchanges on which its positions trade or of their clearinghouses or clearing firms, and there may be a high risk of financial irregularities and/or lack of appropriate risk monitoring and controls.

Non-U.S. Government Securities. An Investment Fund's non-U.S. investments may include debt securities issued or guaranteed by non-U.S. governments, their agencies or instrumentalities and supranational entities. An Investment Fund may invest in debt securities issued by certain "supranational" entities, which include entities designated or supported by governments to promote economic reconstruction or development, international banking organizations and related government agencies. An example of a supranational entity is the International Bank for Reconstruction and Development (commonly referred to as the "World Bank").

Investment in sovereign debt of non-U.S. governments can involve a high degree of risk, including additional risks not present in debt obligations of corporate issues and the U.S. Government. Certain emerging market countries are among the largest debtors to commercial banks and foreign governments. The issuer of the debt or the government authority that controls the repayment of sovereign debt may be unable or unwilling to repay the principal and/or interest when due in accordance with the terms of the debt, and an Investment Fund may have limited recourse to compel payment in the event of a default. A sovereign debtor's or governmental entity's willingness or ability to repay principal and/or interest due in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's or governmental entity's policy toward international lenders, such as the International Monetary Fund, the World Bank and other multilateral agencies, the political constraints to which a governmental entity may be subject, and changes in governments and political systems. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. If a foreign sovereign obligor cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks and multilateral organizations, and inflows of foreign investment. The commitment on the part of these foreign governments, multilateral organizations and others to make such disbursements may be conditioned on the government's implementation of economic reforms and/or economic performance and the timely service of its obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties' commitments to lend funds, which may further impair the foreign sovereign obligor's ability or willingness to timely service its debts.

At certain times, certain countries (particularly emerging market countries) have declared moratoria on the payment of principal and interest on external debt. Governmental entities may also depend on expected disbursements from non-U.S. governments, multilateral agencies and others to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on a governmental entity's implementation of economic reforms and/or economic performance and the timely service of such debtor's obligations. Failure to implement such

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reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties' commitments to lend funds to the governmental entity, which may further impair such debtor's ability or willingness to service its debts in a timely manner. Consequently, governmental entities may default on their sovereign debt. Holders of sovereign debt (including the Fund) may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. There is no legal process for collecting on a sovereign debt that a government does not pay or bankruptcy proceeding by which all or a part of the sovereign debt that a governmental entity has not repaid may be collected. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issues.

Currencies. One or more Investment Funds may invest a portion of its assets in non-U.S. currencies, or in instruments denominated in non-U.S. currencies, the prices of which are determined with reference to currencies other than the U.S. dollar. To the extent unhedged, the value of such Investment Fund's assets will fluctuate with U.S. dollar exchange rates, as well as the price changes of its investments in the various local markets and currencies. Thus, an increase in the value of the U.S. dollar compared to the other currencies in which the Investment Fund makes its investments will reduce the effect of increases, and magnify the effect of decreases, in the prices of securities denominated in currencies other than the U.S. dollar and held by the Investment Fund in such securities' respective local markets. Conversely, a decrease in the value of the U.S. dollar will have the opposite effect on the non-U.S. dollar securities of the Fund or such Investment Fund. In addition, some governments from time to time impose restrictions intended to prevent capital flight, which may for example involve punitive taxation (including high withholding taxes) on certain securities transfers or the imposition of exchange controls making it difficult or impossible to exchange or repatriate the local currency. Currency exchange rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and overall economic health of the issuer. Devaluation of a currency by a country's government or banking authority will also have a significant impact on the value of any investments denominated in that currency.

An Investment Fund may also incur costs in connection with conversion between various currencies. In addition, certain Investment Funds may be denominated in non-U.S. currencies. Subscription amounts contributed by the Fund for investment in such an Investment Fund will be converted immediately by the relevant Investment Manager from U.S. Dollars into the applicable foreign currency at the then applicable exchange rate determined by and available to the Investment Manager. In certain cases, depending on the applicable circumstances, the exchange rate obtained by the Investment Manager may be less advantageous to the Fund than other rates available to the Fund directly.

An Investment Fund may enter into foreign currency forward exchange contracts for hedging and non-hedging purposes in pursuing its investment objective. Foreign currency forward exchange contracts are transactions involving an Investment Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Foreign currency forward exchange contracts may be used by an Investment Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when an Investment Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Investment Fund to "lock in" the U.S. dollar price of the security. Foreign currency forward exchange contracts may also be used to attempt to protect the value of an Investment Fund's existing holdings of non-U.S. securities. Imperfect correlation may exist, however, between an Investment Fund's non-U.S. securities holdings and the foreign currency forward exchange contracts entered into with respect to those holdings. The precise matching of foreign currency forward exchange contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of those securities between the date on which the contract is entered into and the date it matures. There is additional risk that such transactions may reduce or preclude the opportunity for gain if the value of the currency should move in the direction opposite to the position taken and that foreign currency forward exchange contracts create exposure to currencies in which an Investment Fund's securities are not denominated. Foreign currency forward exchange contracts may be used for non-hedging purposes in seeking to meet an Investment Fund's investment objective, such as when the Investment Manager to an Investment Fund anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Investment Fund's investment portfolio. The use of foreign currency forward exchange contracts involves the risk of loss from the insolvency or bankruptcy of the counterparty to the contract or the failure of the counterparty to make payments or otherwise comply with the terms of the contract.

Generally, Investment Funds are subject to no requirement that they hedge all or any portion of their exposure to non-U.S. currency risks, and there can be no assurance that hedging techniques will be successful if used.

European Economic Risk. European financial markets have experienced volatility in recent years and have been adversely affected by concerns about rising government debt levels, credit rating downgrades, and possible default on or restructuring of government debt. These events have affected the value and exchange rate of the euro. An Investment Fund's investments in euro-denominated (or other European currency-denominated) securities also entail the risk of being exposed to a currency that may not fully reflect the

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strengths and weaknesses of the disparate European economies. The governments of several member countries of the European Union ("EU") have experienced large public budget deficits, which have adversely affected the sovereign debt issued by those countries and may ultimately lead to declines in the value of the euro. In addition, if one or more countries leave the EU or the EU dissolves, the world's securities markets likely will be significantly disrupted. On June 23, 2016, the United Kingdom ("UK") voted by referendum to leave the EU, an event widely referred to as "Brexit." The UK is the first member to vote to leave the EU and its departure is expected to take several years to effect. At present, the nature of the relationship of the UK with the remaining EU members is uncertain. In addition, spurred by the UK referendum vote, other EU members may propose similar measures, thereby raising the possibility of additional departures from the EU. Accordingly, there is a heightened or increased risk of market instability and legal and regulatory change following the UK referendum vote.

It is possible that EU member countries that have already adopted the euro could abandon the euro and return to a national currency and/or that the euro will cease to exist as a single currency in its current form. The effects of such an abandonment or a country's forced expulsion from the euro on that country, the rest of the EU, and global markets are impossible to predict, but are likely to be negative. The exit of any country out of the euro would likely have an extremely destabilizing effect on all Eurozone countries and their economies and negatively affect the global economy as a whole, which may have substantial and adverse effects on one or more Investment Funds and thus the Fund. In addition, under these circumstances, it may be difficult for an Investment Fund to value investments denominated in euros or in a replacement currency.

Leverage Utilized by the Fund. The Fund may borrow money in connection with its investment activities—i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility to fund investments in Investment Funds up to the limits of the Asset Coverage Requirement. The Fund may also borrow money through a credit facility to manage timing issues in connection with the acquisition of its investments (i.e., to provide the Fund with temporary liquidity to acquire investments in Investment Funds in advance of the Fund's receipt of redemption proceeds from another Investment Fund). The Fund has entered into the Credit Agreement for such purposes. See "Investment Program—Leverage."

The use of leverage is speculative and involves certain risks. Although leverage will increase the Fund's investment return if the Fund's interest in an Investment Fund purchased with borrowed funds earns a greater return than the interest expense the Fund pays for the use of those funds, the use of leverage will decrease the return on the Fund if the Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of an investment in the Fund, especially in times of a "credit crunch" or during general market turmoil, such as that experienced during late 2008. The Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. In addition, a lender to the Fund may terminate or refuse to renew any credit facility into which the Fund has entered. If the Fund is unable to access additional credit, it may be forced to redeem investments in Investment Funds at inopportune times, which may further depress the returns of the Fund.

The 1940 Act's Asset Coverage Requirement requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company's total indebtedness may not exceed one-third of the value of its total assets (including the indebtedness). The Fund's borrowings will at all times be subject to the Asset Coverage Requirement.

In addition to borrowing money, the Fund may also incur economic leverage via the use of derivatives. These instruments may nevertheless, in some cases, involve significant risks of loss.

Leverage Utilized by Investment Funds. The Investment Funds may also utilize leverage in their investment activities. Specifically, some or all of the Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks for investment purposes. Investment Funds that utilize leverage are subject to the same risks as the Fund with respect to its use of leverage as set forth above, and may also be subject to the following additional risks: Trading equity securities on margin involves an initial cash requirement representing at least a percentage of the underlying security's value. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. In the event that an Investment Fund's equity or debt instruments decline in value, the Investment Fund could be subject to a "margin call" or "collateral call," under which the Investment Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of an Investment Fund's assets, the Investment Fund might not be able to liquidate assets quickly enough to pay off its borrowing. During the financial crisis of late 2008, numerous hedge funds faced margin calls and were required to sell large portions of their investments in rapid fashion so as to meet these calls. In addition, hedge funds may be forced to deleverage in a fairly short period of time in the event of market turmoil (which may cause many financial services companies to reduce or terminate the credit

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they extend to hedge funds) or other adverse events (such as those that occurred during the financial crisis). A substantial number of hedge funds could be forced to liquidate as a result. If an Investment Fund is required to deleverage in such fashion, its returns will likely be substantially reduced, and it may be forced to liquidate entirely if it cannot meet its margin calls or otherwise cover its outstanding indebtedness. In addition, legal and regulatory changes applicable to hedge funds and/or financial services companies generally may either force Investment Funds to deleverage or otherwise limit their ability to utilize leverage. See "Other Risks— Regulatory Change."

The Asset Coverage Requirement does not apply to Investment Funds. Accordingly, the Fund's portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great.

In seeking "leveraged" market exposure in certain investments and in attempting to increase overall returns, an Investment Fund may purchase options and other synthetic instruments that may involve significant economic leverage and may, in some cases, involve significant risks of loss, especially in highly volatile market conditions such as those currently being experienced.

Smaller Capitalization Issuers. Investment Funds may invest in smaller capitalization companies, including micro cap companies. Investments in smaller capitalization companies often involve significantly greater risks than the securities of larger, better-known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than those of larger, more established companies, as these securities typically are less liquid, traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. In addition, when selling large positions in small capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.

Distressed Securities. Certain of the companies in whose securities the Investment Funds may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies' securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. These securities may also present a substantial risk of default. An Investment Fund's investment in any instrument is subject to no minimum credit standard and a significant portion of the obligations and preferred stock in which an Investment Fund may invest may be less than investment grade (commonly referred to as junk bonds), which may result in the Investment Fund experiencing greater risks than it would if investing in higher rated instruments.

Non-Diversified Status. The Fund is a "non-diversified" investment company for purposes of the 1940 Act, which means that it is not subject to percentage limitations under the 1940 Act on the percentage of its assets that may be invested in the securities of any one issuer. The Fund's NAV may therefore be subject to greater volatility than that of an investment company that is subject to such a limitation on diversification. In addition, while the Fund is a "non-diversified" fund for purposes of the 1940 Act, the Fund has elected, and intends to qualify, to be treated as a RIC under the Code. To qualify as a RIC under the Code, the Fund must, among other things, (i) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from interests in "qualified publicly traded partnerships" (as defined in the Code); and (ii) diversify its holdings so that, at the end of each quarter of each taxable year, (A) at least 50% of the market value of the Fund's assets is represented by cash, cash items, U.S. government securities, securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer and (B) not more than 25% of the market value of the Fund's total assets is invested in the securities (other than U.S. government securities and the securities of other RICs) of (1) any one issuer, (2) any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses, or (3) any one or more "qualified publicly traded partnerships." In addition, the Adviser typically endeavors to limit the Fund's investments in any one Investment Fund to no more than 15% of the Fund's gross assets (measured at the time of purchase). The Fund intends to distribute at least annually all or substantially all of its net investment income as dividends to Shareholders; however, this policy may be changed at any time by the Fund.

Reverse Repurchase Agreements. Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund's simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be

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unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund. Reverse repurchase transactions are a form of leverage that may also increase the volatility of an Investment Fund's investment portfolio.

Purchasing Initial Public Offerings. The Investment Funds may purchase securities of companies in initial public offerings or shortly after those offerings are complete. Special risks associated with these securities may include a limited number of shares available for trading, lack of a trading history, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies, and share prices for newly-public companies have fluctuated substantially over short periods of time. Such volatility can affect the value of the  Fund's investment in Investment Funds that invest in these shares. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Investment Fund to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving revenues or operating income. Initial public offerings may also produce high, double digit returns. Such returns are highly unusual and may not be sustainable. In addition, an investment in an initial public offering may have a disproportionate impact on the performance of an Investment Fund that does not yet have a substantial amount of assets. This impact on an Investment Fund's performance may decrease as an Investment Fund's assets increase.

Special Investment Instruments and Techniques

Investment Funds may utilize a variety of special investment instruments and techniques described below to hedge the portfolios of the Investment Funds against various risks, such as changes in interest rates or other factors that affect security values, or for non-hedging purposes in seeking to achieve an Investment Fund's investment objective. The Adviser, on behalf of the Fund, may also use these special investment instruments and techniques for either hedging or non-hedging purposes. These strategies may be executed through derivative transactions. Instruments used and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of these special investment instruments and techniques are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

Derivatives. The Fund, and some or all of the Investment Funds, may invest in, or enter into, derivatives or derivatives transactions. Derivatives are financial instruments whose value is based, at least in part, on the value of an underlying asset, interest rate, index or financial instrument. Prevailing interest rates and volatility, among other things, also affect the value of derivatives. Derivatives entered into by an Investment Fund or the Fund can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular derivative and the portfolio of the Investment Fund or the Fund as a whole. Derivatives often have risks similar to their underlying assets and may have additional risks, including imperfect correlation between the value of the derivative and the underlying asset, risks of default by the counterparty to certain transactions, magnification of losses incurred due to changes in the market value of the securities, instruments, indices or interest rates to which they relate, risks that the transactions may not be liquid and risks arising from leverage in derivatives and initial and variation margin requirements. The use of derivatives involves risks that are different from, and possibly greater than, the risks associated with other portfolio investments. Derivatives may permit an Investment Manager or the Adviser to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making direct investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential effect on the performance of an Investment Fund or the Fund. The Adviser's use of derivatives may include total return swaps, options and futures designed to replicate the performance of a particular Investment Fund or an Investment Fund's underlying investments (for example, where an Investment Fund is concentrated in a given sector). The Adviser may enter into these types of derivatives for a wide array of purposes, including where, for example, an Investment Fund in which the Fund would like to invest does not have sufficient capacity for a direct investment on the part of the Fund. The Adviser may also enter into derivatives to increase or otherwise adjust market or risk exposure generally. The Fund does not expect to gain more than 25% of its total market exposure via such derivatives.

If an Investment Fund or the Fund invests in derivatives at inopportune times or incorrectly judges market conditions, the investments may lower the return of the Investment Fund or the Fund or result in a loss. A decision as to whether, when and how to use derivatives involves the exercise of skill and judgment and even well-conceived derivatives transactions may be unsuccessful because of market behavior or unexpected events. An Investment Fund or the Fund also could experience losses if derivatives are poorly correlated with its other investments, or if the Investment Fund or the Fund is unable to liquidate a derivatives position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

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Options and Futures. The Fund and the Investment Funds may utilize options and futures contracts and so-called "synthetic" options or other derivatives sold (or "written") by swap dealers, broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges, futures clearing houses or in the OTC market. When options are purchased OTC, the Fund or the Investment Fund's portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund or an Investment Fund may have difficulty closing out its position. OTC options also may include options on baskets of specific securities, indices or other financial assets or instruments.

The Fund and the Investment Funds may purchase call and put options on specific securities, indices or other financial assets or instruments, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing the investment objectives of the Fund or the Investment Funds. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or other asset at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or other asset at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option on a security is a call option with respect to which the seller of the option owns the underlying security. The sale of such an option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security above the exercise price plus the amount of the premium received or to possible continued holding of a security that might otherwise have been sold at a profit or to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the books of or with a custodian in an amount equal to the exercise price less the amount of the premium received to fulfill the obligation undertaken. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security below the exercise price less the amount of the premium received while depriving the seller of the opportunity to invest the segregated assets.

The Fund and the Investment Funds may close out a position when buying or writing options by selling or purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously purchased or written on the security. In such a case, the Fund or the Investment Fund will realize a profit or loss if the amount paid to purchase (or received to sell) an option is less (or more) than the amount received from the corresponding sale (or purchase) of the option.

Investment Funds may enter into futures contracts in U.S. markets or on exchanges located outside the United States. Non-U.S. markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Non-U.S. markets, however, may have greater risk potential than U.S. markets. In addition, any profits realized could be eliminated by adverse changes in the relevant currency exchange rate, or the Fund or an Investment Fund could incur losses as a result of those changes. Transactions on non-U.S. exchanges may include both commodities that are traded on U.S. exchanges and those that are not. Unlike trading on U.S. commodity exchanges, trading on non-U.S. commodity exchanges is not regulated by the U.S. Commodity Futures Trading Commission ("CFTC").

Engaging in transactions in futures contracts involves risk of loss to the Fund or the Investment Fund that could adversely affect the value of the Fund's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. There is also the risk of loss by the Fund of margin deposits in the event of bankruptcy of a broker (known as a "futures commission merchant" or "FCMs") with which the Fund or an Investment Fund has open positions in one or more futures contracts. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Fund or the Investment Funds to substantial losses. Successful use of futures also is subject to the Adviser's or an Investment Manager's ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Positions of the SEC and its staff require the Adviser to segregate liquid assets of the Fund in connection with its options and futures transactions in an amount generally equal to the negative mark-to-market value of the options or futures contract or, for such physically settled contracts, in an amount equal to the notional amount thereof. The segregation of these assets will have the effect of limiting the Adviser's ability otherwise to invest those assets.

Commodity Futures Contracts. Investment Funds may invest in commodity futures contracts. Trading in commodity interests may involve substantial risks. The low margin or premiums normally required in such trading may provide a large amount of leverage, and a relatively small change in the price of a security or contract can produce a disproportionately larger profit or loss. There is no assurance that a liquid secondary market will exist for commodity futures contracts or options purchased or sold, and an Investment Fund may be

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required to maintain a position until exercise or expiration, which could result in losses. Futures positions may be illiquid because, for example, most U.S. commodity exchanges limit fluctuations in certain futures contract prices during a single day by regulations referred to as "daily price fluctuation limits" or "daily limits." Once the price of a contract for a particular future has increased or decreased by an amount equal to the daily limit, positions in the future can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Futures contract prices on various commodities or financial instruments occasionally have reached the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent an Investment Fund from promptly liquidating unfavorable positions and could subject such Investment Fund and, therefore, the Fund to substantial losses. In addition, Investment Funds may not be able to execute futures contract trades at favorable prices if trading volume in such contracts is low. It is also possible that an exchange or the CFTC may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract, or order that trading in a particular contract be conducted for liquidation only.

Trading in commodity futures contracts and options is a highly specialized activity which may entail greater than ordinary investment or trading risks. The price of stock index futures contracts may not correlate perfectly with the movement in the underlying stock index because of certain market distortions. First, all participants in the futures market are subject to initial margin and variation margin requirements. Rather than meeting additional margin requirements, investors may close out futures contracts through offsetting transactions which would distort the normal relationship between the index and futures markets. Second, from the point of view of speculators, the margin requirements in the futures market are typically less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market also may cause temporary price distortions. Successful use of stock index futures contracts by an Investment Fund also is subject to its Investment Manager's ability to predict correctly movements in the direction of the market. Regulatory developments affecting the exchange-traded and OTC derivatives markets may impair an Investment Fund's, ability to manage or hedge its investment through the use of derivatives. In particular, proposed regulatory changes by the SEC relating to an Investment Fund's use of derivatives could potentially limit or impact the Fund's ability to invest in derivatives and adversely affect the value or performance of the Investment Fund or its derivative investments.

Under CFTC regulations, FCMs are required to maintain a client's assets in a segregated account. If a FCM used by an Investment Fund fails to properly segregate, the Investment Fund may be subject to a risk of loss of the margin on deposit with the FCM in the event of the FCM's bankruptcy. In addition, under certain circumstances, such as the inability of another client of the FCM or the FCM itself to satisfy substantial deficiencies in such other client's account, the Investment Fund may be subject to a risk of loss of its margin on deposit with its FCM, even if such margin funds are properly segregated. In the case of any such bankruptcy or other client loss, the Investment Fund might recover, even in respect of property specifically traceable to the Investment Fund, only a pro rata share of all property available for distribution to all of the FCM's clients, and the Fund may suffer a loss as a result.

Non-U.S. Futures Transactions. Investment Funds may invest in non-U.S. futures contracts and in options thereon. Non-U.S. futures transactions involve executing and clearing trades on a non-U.S. exchange. This is the case even if the non-U.S. exchange is formally "linked" to a U.S. exchange, whereby a trade executed on one exchange liquidates or establishes a position on the other exchange. No U.S. organization regulates the activities of a non-U.S. exchange, including the execution, delivery, and clearing of transactions on such an exchange, and no U.S. regulator has the power to compel enforcement of the rules of the non-U.S. exchange or the laws of non-U.S. countries. Moreover, such laws or regulations will vary depending on the country in which the transaction occurs. For these reasons, Investment Funds which trade on non-U.S. exchanges may not be afforded certain of the protections which apply to U.S. commodity futures transactions, including the right to use U.S. alternative dispute resolution procedures. In particular, funds received from Investment Funds to margin non-U.S. futures transactions may not be provided the same protections as funds received to margin futures transactions on U.S. exchanges. In addition, the price of any non-U.S. futures or option contract, and therefore, the potential profit and loss resulting therefrom, may be affected by any fluctuation in the non-U.S. exchange rate between the time the order is placed and the non-U.S. futures contract is liquidated or the non-U.S. option contract is liquidated or exercised.

Possible Effects of Speculative Position Limits. The CFTC and the U.S. commodities exchanges have established limits referred to as "speculative position limits" on the maximum net long or short speculative futures positions that any person may hold or control in certain derivatives traded on U.S. commodities exchanges. All accounts owned or managed by a commodity trading advisor, its principals and their affiliates generally will be combined for position limit purposes. Because futures position limits allow a commodity trading advisor, its principals and their affiliates to control only a limited number of contracts in any one commodity, the Adviser and each Investment Manager and their principals and affiliates are potentially subject to a conflict among the interests of all accounts the Investment Manager and its principals and their affiliates control which are competing for shares of that limited number of contracts. Although each Investment Manager may be able to achieve the same or similar performance results with OTC substitutes for futures contracts, the OTC market may be subject to differing prices, lesser liquidity and greater counterparty credit risks than the U.S. exchange-traded market. Each Investment Manager may be required to reduce the size or number of positions that would otherwise be held for an Investment Fund or not trade in certain markets on behalf of the Investment Fund in order to avoid exceeding such limits. Modification of trades that would otherwise be made by an Investment Fund, if required, could adversely affect the Investment Fund's

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operations and profitability. A violation of speculative position limits by the Adviser or an Investment Manager could lead to regulatory action materially adverse to an Investment Fund's prospects for profitability.

The speculative position limits of the CFTC and U.S. commodities exchanges are subject to change. Any new or additional position limits imposed on an Investment Manager, its principals and affiliates may impact the Investment Fund's ability to invest in a manner that most efficiently meets its investment objective.

Forward Trading. Forward contracts and options thereon, unlike futures contracts, are not traded on exchanges and are not standardized; rather, banks and other swap dealers act as principals in these markets, negotiating each transaction on an individual basis. Forward trading is less regulated than futures trading: There is no limitation on daily price movements, and speculative position limits are currently not applicable. The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade, and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in these markets have refused to quote prices for certain currencies or commodities or have quoted prices with an unusually wide spread between the price at which they were prepared to buy and that at which they were prepared to sell. Disruptions can occur in any market traded by Investment Managers because of unusually high trading volume, political intervention, or other factors. The imposition of controls by governmental authorities might also limit such forward trading to less than that which the Investment Managers would otherwise recommend, to the possible detriment of the Fund. Market illiquidity or disruption could result in major losses to the Fund. In addition, Investment Funds in which the Fund has an interest may be exposed to credit risks with regard to counterparties with whom the Investment Managers trade, as well as risks relating to settlement default. Such risks could result in substantial losses to the Fund. To the extent possible, the Adviser will endeavor to select Investment Funds having Investment Managers which it believes will deal only with counterparties which are creditworthy and reputable institutions, but such counterparties may not be rated investment grade.

Call and Put Options on Securities Indices. The Fund or Investment Funds may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the OTC market for hedging purposes and non-hedging purposes in seeking to achieve the investment objectives of the Fund or the Investment Funds. A stock index fluctuates with changes in the market values of the stocks in the index. Successful use of options on stock indexes will be subject to the Adviser's or an Investment Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment, which requires different skills and techniques from those involved in predicting changes in the price of individual stocks.

Warrants and Rights. Investment Funds may invest in warrants and rights. Warrants are derivatives that permit, but do not obligate, their holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any interest in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements. The Fund or an Investment Fund may enter OTC swap contracts or cleared swap transactions, which include equity, interest rate, and index and currency rate swap agreements. These transactions will be undertaken in attempting to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if the Fund or an Investment Fund had invested directly in the asset that yielded the desired return. An OTC swap contract is an agreement between two parties pursuant to which the parties exchange payments at specified dates on the basis of a specified notional amount, with the payments calculated by reference to specified securities, indices, reference rates, currencies or other assets or instruments. In a standard OTC swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined reference investments or instruments, which may be adjusted for an interest factor. The amounts to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," that is, the return on or increase in value of a particular dollar amount invested at, for example, a particular interest rate, in a particular non-U.S. currency, or in a "basket" of reference securities representing a particular index. Most swap agreements entered into by the Fund or an Investment Fund require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Fund or the Investment Fund is contractually obligated to make. If the other party to a swap defaults, the Fund's or the Investment Fund's risk of loss consists of the net amount of payments that the Fund or the Investment Fund contractually is entitled to receive. To achieve investment returns equivalent to those achieved by an Investment Manager in whose Investment Fund the Fund could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, the Fund may enter into one or more swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total

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return of the reference Investment Fund over a stated time period. The Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The U.S. federal income tax treatment of swap agreements and other derivatives as described above is unclear. Swap agreements and other derivatives used in this manner may be treated as a "constructive ownership of the reference property," which may result in all or a portion of any long-term capital gain being treated as ordinary income. The Fund's obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the maintenance of a segregated account consisting of cash or liquid securities to avoid any potential leveraging of the Fund. The Adviser believes that such swap transactions and related obligations do not constitute "senior securities" under the 1940 Act to the extent the Fund segregates liquid assets to cover the Fund's obligations (which are marked to market on a daily basis) under such swap transactions or holds an offsetting position. Accordingly, the Adviser will not treat them as being subject to the Fund's borrowing restrictions. Cleared swap transactions held may help reduce counterparty credit risk. In a cleared swap, the Fund's or an Investment Fund's ultimate counterparty is a clearinghouse rather than a swap dealer, bank, dealer or financial institution. OTC swap agreements are generally not entered into or traded on exchanges and often there is no central clearing or guaranty function for swaps. These OTC swaps are often subject to credit risk or the risk of default or nonperformance by the counterparty. Both OTC and cleared swaps could result in losses if interest rates or foreign currency exchange rates or credit quality changes are not correctly anticipated by the Fund or Investment Fund or if the reference index, security or investments do not perform as expected. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and related regulatory developments require the clearing and exchange-trading of certain standardized swap transactions. Mandatory exchange-trading and clearing is occurring on a phased-in basis.

Lending Portfolio Securities. Investment Funds may lend their securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending Investment Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable in respect of the loaned securities, which affords the Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. In connection with any such transaction, the Investment Fund will receive collateral consisting of cash, U.S. government securities or irrevocable letters of credit that will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. An Investment Fund might experience loss if the institution with which the Investment Fund has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

When-Issued and Forward Commitment Securities. Investment Funds may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by an Investment Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Investment Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If an Investment Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. The risk exists that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by an Investment Fund on a forward basis will not honor its purchase obligation. In such cases, an Investment Fund may incur a loss.

Restricted and Illiquid Investments. Although the Adviser anticipates that most Investment Funds will invest primarily in publicly traded securities, they may invest a portion of the value of their total assets in restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act or that may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

When registration is required to sell a security, an Investment Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Fund may be permitted to sell a security under an effective registration statement. If adverse market conditions developed during this period, an Investment Fund might obtain a less favorable price than the price that prevailed when the Investment Fund decided to sell. Investment Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased the securities. The Fund's interests in Investment Funds are themselves illiquid and subject to substantial restrictions on transfer.

The Fund's ability to liquidate an interest in an Investment Fund will likely be limited. The Fund is subject to certain Investment Funds' initial lock-up periods beginning at the time of the Fund's initial investment in an Investment Fund, during which the Fund may not withdraw its investment. In addition, certain Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds for a period of time commencing in late 2008). Investment Funds may also assess fees for redemptions or other withdrawals. The limited liquidity of these Investment Funds' interests may adversely affect the Fund were it to have to sell or redeem such interests at an

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inopportune time. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner.

Private companies, especially private technology companies, in the early phases of their life cycle may rely on projected rapid growth of their revenues and/or user base for a substantial portion of their current valuation. Such projections may assume that current levels of rapid growth rate will continue for an extended period. If this projected growth rate were to slow substantially, the value of such companies' shares may be adversely affected.

Private companies have no obligation to become public or otherwise pursue an exit strategy that would allow existing investors to readily dispose of their interests or exit the investment. Even if such a company intends to pursue an exit strategy, the planned exit strategy may be impaired or delayed indefinitely depending on market circumstances or other factors beyond their control.

Some of the Investment Funds may hold a portion of their assets in "side pockets," which are sub-accounts within the Investment Funds in which certain assets (which generally are illiquid and/or hard to value) are held and segregated from the Investment Fund's other assets until some type of realization event occurs. Side pockets thus have restricted liquidity, potentially extending over a much longer period than the typical liquidity an investment in the Investment Funds may provide.  Should the Fund seek to liquidate its investment in an Investment Fund that maintains these side pockets, the Fund might not be able to fully liquidate its investment without delay, which could be considerable. In such cases, until the Fund is permitted to fully liquidate its interest in the Investment Fund, the value of its investment in such Investment Fund could fluctuate based on adjustments to the fair value of the side pocket as determined by the Investment Manager. In addition, if an Investment Fund establishes a side pocket prior to the Fund's investing in the Investment Fund, the Fund may not be exposed to the performance of the Investment Fund's assets held in the side pocket.

Counterparty Credit Risk. Many of the markets in which the Fund and the Investment Funds effect their transactions are OTC or "interdealer" markets. With the exception of OTC swap dealers, the participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange-based" markets. To the extent the Fund or an Investment Fund invests in swaps, other derivatives or synthetic instruments, or other OTC transactions in these markets, the Fund or Investment Fund may take credit risk with regard to parties with which it trades and also may bear the risk of payment or settlement default. These risks may differ materially from those involved in exchange-traded transactions, which generally are characterized by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from these protections and require separately negotiated documentation, which in turn may subject the Fund to the risk that a counterparty will not margin or settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem. Such "counterparty risk" is increased for contracts with longer maturities when events may intervene to prevent settlement. The ability of the Fund and the Investment Funds to transact business with any one or any number of counterparties, the lack of any independent evaluation of the counterparties or their financial capabilities, and the absence of a regulated market to facilitate settlement, may increase the potential for losses by the Fund. In addition, the Fund and the Investment Funds are subject to the risk that a counterparty may be unable to settle a transaction due to such counterparty's insolvency, inability to access sufficient credit, or other business factors.

Other Instruments and Future Developments. An Investment Fund may take advantage of opportunities in the area of swaps, options on various underlying instruments, and certain other customized "synthetic" or derivative instruments, which will be subject to varying degrees of risk. In addition, an Investment Fund may take advantage of opportunities with respect to certain other "synthetic" or derivative instruments which are not presently contemplated, or which are not presently available, but which may be developed and which may be subject to significant degrees of risk.

Risks of Fund of Hedge Funds Structure

The Investment Funds are not registered as investment companies under the 1940 Act. The Fund, as an investor in these Investment Funds, does not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies.  In addition, the Investment Managers of the Investment Fund often currently are not registered as an investment adviser under the Advisers Act, though they may be required to register in the near future. See "Other Risks"— Regulatory Change." Although the Adviser periodically receives information from each Investment Fund regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information. An Investment Fund may use proprietary investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser. Investment Managers may change their investment strategies (i.e., may experience style drift) at any time. In addition, the Fund and the Adviser have no control over the Investment Funds' investment management, brokerage, custodial arrangements or operations and must rely on the experience and competency of each Investment Manager in these areas. The performance of the Fund depends on the success of the Adviser in selecting Investment Funds for investment by the Fund and the allocation and reallocation of Fund assets among those Investment Funds.

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The Investment Funds typically do not maintain their securities and other assets in the custody of a bank or a member of a securities exchange, as generally required of registered investment companies. It is anticipated that the Investment Funds in which the Fund invests generally will maintain custody of their assets with brokerage firms which do not separately segregate such customer assets as required in the case of registered investment companies. Under the provisions of the Securities Investor Protection Act of 1970, as amended, the bankruptcy of any such brokerage firm could have a greater adverse effect on the Fund than would be the case if custody of assets were maintained in accordance with the requirements applicable to registered investment companies. There is also a risk that an Investment Manager could convert assets committed to it by the Fund for its own use or that a custodian could convert assets committed to it by an Investment Manager to its own use.

An investor in the Fund meeting the eligibility conditions imposed by the Investment Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could invest directly in the Investment Funds. By investing in the Investment Funds via the Fund, an investor in the Fund bears a portion of the Adviser's Management Fee and other expenses of the Fund, and also indirectly bears a portion of the asset-based fees, incentive fees and other expenses borne by the Fund as an investor in the Investment Funds. Each Investment Manager receives any incentive-based fees to which it is entitled irrespective of the performance of the other Investment Funds and the Fund generally. As a result, an Investment Manager with positive performance may receive compensation from the Fund, in the form of the asset-based fees, incentive-based fees and other expenses payable by the Fund as an investor in the relevant Investment Fund, even if the Fund's overall returns are negative. Investment decisions of the Investment Funds are made by the Investment Managers independently of each other so that, at any particular time, one Investment Fund may be purchasing shares in an issuer that at the same time are being sold by another Investment Fund. Transactions of this sort could result in the Fund directly or indirectly incurring certain transaction costs without accomplishing any net investment result, which may result in the pursuit of opposing investment strategies or result in performance that correlates more closely with broader market performances. Because the Fund may make additional investments in or redemptions from Investment Funds only at certain times according to limitations set out in the governing documents of the Investment Funds, the Fund from time to time may have to invest some of its assets temporarily in money market securities or money market funds, among other similar types of investments.

Investment Funds may permit or require that redemptions of interests be made in kind. Upon its redemption of all or a portion of its interest in an Investment Fund, the Fund may receive securities that are illiquid or difficult to value. In such a case, the Adviser would seek to cause the Fund to dispose of these securities in a manner that is in the best interest of the Fund. The Fund may not be able to withdraw from an Investment Fund except at certain designated times, limiting the ability of the Adviser to redeem assets from an Investment Fund that may have poor performance or for other reasons.

Other risks that the Adviser believes are associated with the Fund's fund of hedge funds investment approach include:

Valuation. Certain securities and other financial instruments in which the Investment Funds invest may not have a readily ascertainable market price and will be fair valued by the Investment Managers. Such a valuation generally will be conclusive with respect to  the Fund, even though an Investment Manager may face a conflict of interest in valuing the securities, as their value will affect the Investment Manager's compensation. In most cases, the Adviser will have no ability to assess the accuracy of the valuations received from an Investment Fund. In addition, the NAVs or other valuation information received by the Adviser from the Investment Funds will typically be estimates only, subject to revision through the end of each Investment Fund's annual audit. Revisions to the gain and loss calculations will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final until the annual audit of each Investment Fund is completed.

Securities Believed to Be Undervalued or Incorrectly Valued. An Investment Manager may invest in securities that an Investment Manager believes are fundamentally undervalued or incorrectly valued, but such securities may not ultimately be valued in the capital markets at prices and/or within the timeframe the Investment Manager anticipates. As a result, the Fund may lose all or substantially all of its investment in an Investment Fund in any particular instance.

Investment Funds' Turnover Rates. The Investment Funds may invest on the basis of short-term market considerations. The turnover rate within the Investment Funds may be significant, potentially involving substantial brokerage commissions and fees. The Fund has no control over this turnover. As a result, it is anticipated that a significant portion of the Fund's income and gains, if any, may be derived from ordinary income and short-term capital gains. In addition, the redemption by the Fund of its interest in an Investment Fund could involve expenses to the Fund under the terms of the Fund's investment with that Investment Fund.

Investment Managers May Have Limited Capacity to Manage Additional Fund Investments. Certain Investment Managers' trading approaches presently can accommodate only a certain amount of capital. Each Investment Manager will normally endeavor not to undertake to manage more capital than such Investment Manager's approach can accommodate without risking a potential deterioration in returns. As a result, an Investment Manager may refuse to manage some or all of the Fund's assets that the Adviser seeks to allocate to such Investment Manager. Further, in the case of Investment Managers that limit the amount of additional

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capital that they will accept from the Fund, continued sales of Shares would dilute the indirect participation of existing Shareholders with such Investment Manager.

Dilution. If an Investment Manager limits the amount of capital that may be contributed to an Investment Fund from the Fund, or if the Fund declines to purchase additional interests in an Investment Fund, continued sales of interests in the Investment Fund to others may dilute the returns for the Fund from the Investment Fund.

Investments in Non-Voting Stock; Inability to Vote. Investment Funds may, consistent with applicable law, not disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor whether holdings of the Investment Funds cause the Fund to be above specified levels of ownership in certain asset classes. To avoid adverse regulatory consequences in such a case, the Fund may need to hold its interest in an Investment Fund in non-voting form. Additionally, in order to avoid becoming subject to certain 1940 Act prohibitions with respect to affiliated transactions, which are designed to protect registered investment companies, such as the Fund, from transactions which involve overreaching by affiliates, the Fund intends to own less than 5% of the voting securities of each Investment Fund. This limitation on owning voting securities is intended to ensure that an Investment Fund is not deemed an "affiliated person" of the Fund for purposes of the 1940 Act, which may, among other things, potentially impose limits on transactions with the Investment Funds, both by the Fund and other clients of the Adviser. To limit its voting interest in certain Investment Funds, the Fund may enter into contractual arrangements under which the Fund irrevocably waives its rights (if any) to vote its interest in an Investment Fund. The Fund will not receive any consideration in return for entering into a voting waiver arrangement. Other investment funds or accounts managed by the Adviser may also waive their voting rights in a particular Investment Fund. Subject to the oversight of the Fund's Board of Trustees, the Adviser will decide whether to waive such voting rights and, in making these decisions, will consider the amounts (if any) invested by the Adviser in the particular Investment Fund. These voting waiver arrangements may increase the ability of the Fund to invest in certain Investment Funds. However, to the extent the Fund contractually forgoes the right to vote the securities of an Investment Fund, the Fund will not be able to vote on matters that require the approval of the interestholders of the Investment Fund, including matters adverse to the Fund's interests. This restriction could diminish the influence of the Fund in an Investment Fund, as compared to other investors in the Investment Fund (which could include other investment funds or accounts managed by the Adviser, if they do not waive their voting rights in the Investment Fund), and adversely affect the Fund's investment in the Investment Fund, which could result in unpredictable and potentially adverse effects on Shareholders. There are, however, other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the 1940 Act with respect to affiliated transactions could apply in some situations where the Fund owns less than 5% of the voting securities of an Investment Fund. In these circumstances, transactions between the Fund and an Investment Fund may, among other things, potentially be subject to the prohibitions of Section 17 of the 1940 Act notwithstanding that the Fund has entered into a voting waiver arrangement.

Other Risks

Investing in the Fund involves risks other than those associated with investments made by Investment Funds, including those described below:

Limited Operating History. Investment Funds and/or Investment Managers with whom the Fund may invest may, in some cases, be newly organized with limited operating histories upon which to evaluate their performance.

Performance Incentive Arrangements. Each Investment Manager may receive a performance or incentive fee of generally 10% to 30% of net profits of the Investment Fund that it manages. These performance incentives may create an incentive for the Investment Managers to make investments that are riskier or more speculative than those that might have been made in the absence of the performance or incentive fee. In addition, these performance incentives will be calculated on a basis that includes realized and unrealized appreciation of assets, and may be greater than if it were based solely on realized gains.

Availability of Investment Opportunities. The business of identifying and structuring investments of the types contemplated by the Fund is competitive, and involves a high degree of uncertainty. The availability of investment opportunities generally is subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that the Fund will be able to identify and complete attractive investments in the future or that it will be able to invest fully its subscriptions. Similarly, identification of attractive investment opportunities by Investment Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by an Investment Manager, an Investment Fund may not be permitted to take advantage of the opportunity to the fullest extent desired. Other investment vehicles sponsored, managed or advised by the Adviser and its affiliates may seek investment opportunities similar to those the Fund may be seeking. The Adviser will allocate fairly between the Fund and such other investment vehicles any investment opportunities that may be appropriate for the Fund and such other investment vehicles.

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Control Positions. Investment Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject an Investment Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adversely to the Investment Funds, the investing Investment Funds likely would suffer losses on their investments.

Inadequate Return. No assurance can be given that the returns on the Fund's investments will be commensurate with the risk of investment in the Fund. Investors should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment in the Fund.

Inside Information. From time to time, the Fund or its affiliates may come into possession of material, non-public information concerning an entity in which the Fund has invested, or proposes to invest. Possession of that information may limit the ability of the Fund to buy or sell securities of the entity.

Recourse to the Fund's Assets. The Fund's assets, including any investments made by the Fund and any interest in the Investment Funds held by the Fund , are available to satisfy all liabilities and other obligations of the Fund. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund's assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. The Fund may, in its sole discretion, repurchase Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder, if:

●

the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder;

●

ownership of the Shares by the Shareholder or other person likely will cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

●

continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

●

any of the representations and warranties made by the Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

●

the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the U.S. Bank Holding Company Act of 1956, as amended (the "BHCA"), certain Federal Communications Commission regulations, or ERISA (as hereinafter defined) (collectively, "Special Laws or Regulations"), and the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold the Shares; or

●

the Fund or the Board of Trustees determine that the repurchase of the Shares would be in the best interest of the Fund.

The effect of these provisions may be to deprive an investor in the Fund of an opportunity for a return even though other investors in the Fund might enjoy such a return.

Limitations on Transfer; Shares Not Listed; No Market for Shareholder Shares. No Shareholder is permitted to transfer his, her or its Shares without the consent of the Fund. The transferability of Shares is subject to certain restrictions contained in the Fund's Agreement and Declaration of Trust and is affected by restrictions imposed under applicable securities laws. Shares are not traded on any securities exchange or other market. No market currently exists for Shares, and the Fund contemplates that one will not develop. The Shares are, therefore, not readily marketable. Although the Adviser and the Fund expect to recommend to the Board of Trustees that the Fund offer to repurchase Shares quarterly, no assurances can be given that the Fund will do so. Consequently, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

Closed-end Fund; Liquidity Risks. The Fund is a non-diversified closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV.

Repurchase Risks. With respect to any future repurchase offer, Shareholders tendering any Shares for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the "Notice Date"). The Notice Date generally will be 75 days prior

34

to the date as of which the Shares to be repurchased are valued by the Fund (the "Valuation Date"). Tenders will be revocable upon written notice to the Fund up to 65 days prior to the Valuation Date. Shareholders that elect to tender any Shares for repurchase will not know the price at which such Shares will be repurchased until the Fund's NAV as of the Valuation Date is able to be determined, which determination is expected to be able to be made only late in the month following that of the Valuation Date. It is possible that during the time period between the Expiration Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more underlying Investment Funds, could cause a decline in the value of Shares in the Fund. Moreover, because the Notice Date will be substantially in advance of the Valuation Date, Shareholders who tender Shares of the Fund for repurchase will receive their repurchase proceeds well after the Notice Date. Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund's schedule for repurchase offers and submit repurchase requests accordingly. In addition, the Fund is subject to certain Investment Funds' initial lock-up periods beginning at the time of the Fund's initial investment in an Investment Fund, during which the Fund may not withdraw its investment. In addition, certain Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds for a period of time commencing in late 2008). During such periods, the Fund thus may not be able to liquidate its holdings in such Investment Funds in order to meet repurchase requests. In addition, should the Fund seek to liquidate its investment in an Investment Fund that maintains a side pocket, the Fund might not be able to fully liquidate its investment without delay, which could be considerable. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner. See "Redemptions, Repurchases and Transfers of Shares."

Substantial Repurchases. Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.

To the extent the Fund obtains repurchase proceeds by disposing of its interest in certain Investment Funds, the Fund will thereafter hold a larger proportion of its assets in the remaining Investment Funds, some of whose interests at times may be less liquid or illiquid. This could adversely affect the ability of the Fund to fund subsequent repurchase requests of Shareholders or to conduct future repurchases at all. In addition, after giving effect to such dispositions, the remaining Investment Funds may not reflect the Adviser's ideal judgments as to the desired portfolio composition of the Fund's Investment Funds, in that the Fund's performance may be tied to the performance of fewer Investment Funds and/or may not reflect the Adviser's judgment as to the Fund's optimal exposure to particular asset classes or investment strategies. These consequences may be particularly applicable if the Fund receives requests to repurchase substantial amounts of Shares, and may have a material adverse effect on the Fund's ability to achieve its investment objective and the value of the Shares. In addition, substantial repurchases of Shares could result in a sizeable decrease in the Fund's net assets, resulting in an increase in the Fund's total annual operating expense ratio.

Potential Significant Effect of the Performance of a Limited Number of Investments or Strategies. The Adviser expects that the Fund will participate in multiple investments. The Fund may, however, make investments in a limited number of the Investment Funds and Investment Funds may make investments in a limited number of portfolio companies. In either instance, these limited numbers of investments may have a significant effect on the performance of the Fund.

Special Tax Risks. Special tax risks are associated with an investment in the Fund. The Fund has elected to, and intends to meet the requirements necessary to, qualify as a "regulated investment company" or "RIC" under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements. Each of these ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from the Investment Funds in which the Fund is invested.

If before the end of any quarter of its taxable year, the Fund believes that it may fail the asset diversification requirement, the Fund may seek to take certain actions to avert such a failure. The Fund may try to acquire additional interests in Investment Funds to bring itself into compliance with the asset diversification test. However, the action frequently taken by RICs to avert such a failure, the disposition of non-diversified assets, may be difficult for the Fund to pursue because the Fund may redeem its interest in an Investment Fund only at certain times specified by the governing documents of each respective Investment Fund. While relevant provisions also afford the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund's ability to effect a redemption from an Investment Fund referred to above may limit utilization of this cure period.

If the Fund fails to satisfy the asset diversification or other RIC requirements, it may lose its status as a RIC under the Code. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to Shareholders. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend

35

income to the extent of the Fund's current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a material adverse effect on the value of the Fund's Shares and the amount of the Fund's distributions.

Additional Tax Considerations; Distributions to Shareholders and Payment of Tax Liability. The Fund will distribute substantially all of its net investment income and gains to Shareholders. These distributions are taxable as ordinary income or capital gains to the Shareholder. Shareholders may be proportionately liable for taxes on income and gains of the Fund, but Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The Fund will inform Shareholders of the amount and character of its distributions to Shareholders. See "Tax Aspects" below for more information. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income (taking into account certain deferrals and elections) and 98.2% of its capital gain net income, plus any such amounts that were not distributed in previous tax years, then the Fund will generally be subject to a nondeductible 4% excise tax with respect to the Fund's nondistributed amounts.

In addition, as a result of the tax rules applicable to the investments in PFICs, the Fund may, in a particular year, be required to make ordinary income distributions in excess of the net economic income with respect to such year. See "Investments in Passive Foreign Investment Companies" below for more information.

In addition, the Fund may invest in Investment Funds located outside the U.S. Such Investment Funds may be subject to withholding tax on their investments in such jurisdictions. Any such withholding tax would reduce the return on the Fund's investment in such Investment Funds and thus on the Shareholders' investment in the Fund. See "Tax Aspects."

Regulatory Change. Legal and regulatory changes could occur during the term of the Fund, which may materially adversely affect the Fund. The regulation of the U.S. and non-U.S. securities, derivatives and futures markets and investment funds such as the Fund has undergone substantial change in recent years and such change may continue. In particular, the Dodd-Frank Act contains changes to the existing regulatory structure in the United States and is intended to establish rigorous oversight standards to protect the U.S. economy and American consumers, investors and businesses. The Dodd-Frank Act requires additional regulation of hedge fund managers, including requirements for such managers to register as investment advisers under the Advisers Act, and to disclose various information to regulators about the positions, counterparties and other exposures of the hedge funds managed by such managers.

The Dodd-Frank Act significantly alters the regulation of commodity interests and comprehensively regulates the OTC derivatives markets for the first time in the United States. Provisions in the law include: registration requirements with the SEC and/or the CFTC, recordkeeping, capital, and margin requirements for swap dealers as determined by applicable regulations, and the requirement that certain standardized OTC derivatives, such as interest rate swaps, be executed in regulated markets and submitted for clearing through regulated clearinghouses. OTC derivatives transactions traded through clearinghouses are subject to margin requirements set by clearinghouses and possibly to additional requirements set by the SEC and/or the CFTC. Certain regulators also have set margin requirements for OTC derivative transactions that do not trade through clearinghouses. OTC swap dealers, the Fund and Investment Funds may be required to post margin for the first time for certain types of derivatives transactions. This will increase the dealers' costs, as well as the costs of the Fund and Investment Funds, and may also be passed through to other market participants, such as an Investment Fund, in the form of higher fees or spreads and less favorable dealer valuations.

The Dodd-Frank Act and the rules promulgated thereunder may limit the ability of an Investment Fund and, in turn, the Fund, to meet its investment objective either through limits or requirements imposed on it or upon its counterparties. In particular, new position limits imposed on an Investment Fund or its counterparties may impact an Investment Fund's ability to invest in a manner that most efficiently meets its investment objective, and new requirements, including capital, mandatory clearing and margining, may increase the cost of the Investment Fund's investments and doing business. See "Types of Investments and Related Risks-Special Investment Instruments and Techniques-Possible Effects of Speculative Position Limits."

Regulatory developments affecting the exchange-traded and OTC derivatives markets may impair an Investment Fund's ability to manage or hedge its investment portfolio through the use of derivatives. In addition, the practice of short selling has been the subject of numerous temporary restrictions, and similar restrictions may be promulgated at any time. Such restrictions may adversely affect the returns of Investment Funds that utilize short selling. See "Types of Investments and Related Risks—Investment Related Risks—Short Sales." Certain tax risks associated with an investment in the Fund are discussed in "Tax Aspects."

The Fund currently has a temporary exemption from the definition of the term "commodity pool operator" ("CPO") under the Commodity Exchange Act ("CEA"). Therefore, neither the Fund nor the Investment Adviser (with respect to the Fund) is currently subject to registration or regulation as a commodity pool or CPO, respectively, under the CEA. When the temporary exemption expires, to the extent the Fund is not otherwise eligible to claim an exclusion from regulation by the CFTC, the Fund will operate subject to CFTC regulation. If the Investment Adviser and the Fund become subject to CFTC regulation, as well as related National Futures Association rules, the Fund may incur additional compliance and other expenses.

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Special Risks Related to Cyber Security. The Fund and its service providers are susceptible to cyber security risks that include, among other things, theft, unauthorized monitoring, release, misuse, loss, destruction or corruption of confidential and highly restricted data; denial of service attacks; unauthorized access to relevant systems, compromises to networks or devices that the Fund and its service providers use to service the Fund's operations; or operational disruption or failures in the physical infrastructure or operating systems that support the Fund and its service providers. Cyber attacks against or security breakdowns of the Fund or its service providers may adversely impact the Fund and its shareholders, potentially resulting in, among other things, financial losses; the inability of Fund shareholders to transact business and the Fund to process transactions; inability to calculate the Fund's NAV; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs; and/or additional compliance costs. The Fund may incur additional costs for cyber security risk management and remediation purposes. In addition, cyber security risks may also impact issuers of securities in which the Fund invests, which may cause the Fund's investment in such issuers to lose value. There can be no assurance that the Fund or its service providers will not suffer losses relating to cyber attacks or other information security breaches in the future.

Limits of Risk Disclosures

While this Prospectus discloses all material risks involved with an investment in the Fund of which the Fund currently is aware, the above discussions of the various risks associated with the Fund and the Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund's investment program changes or develops over time, an investment in the Fund may be subject to risk factors not described in this Prospectus. The Fund will update this Prospectus to account for any material changes in the risks involved with an investment in the Fund.

Management of the Fund

General

The Fund's Board of Trustees provides broad oversight over the operations and affairs of the Fund. A majority of the Fund's Board of Trustees is comprised of persons who are independent trustees.

Morgan Stanley AIP GP LP serves as the Fund's investment adviser, subject to the ultimate supervision of, and any policies established by, the Fund's Board of Trustees, pursuant to the terms of the Investment Advisory Agreement.

Under the terms of an Investment Advisory Agreement, the Investment Adviser allocates the Fund's assets and monitors regularly each Investment Fund to determine whether its investment program is consistent with the Fund's investment objective and whether its investment performance and other criteria are satisfactory. The Investment Adviser may reallocate the Fund's assets among Investment Funds, terminate its relationship with Investment Funds and select additional Investment Funds, subject in each case to the ultimate supervision of, and any policies established by, the Board of Trustees. The Investment Adviser has entered into a Sub-Advisory Agreement with the Sub-Adviser. The Sub-Adviser is a wholly-owned subsidiary of Morgan Stanley. The Sub-Adviser provides the Fund with investment advisory services subject to the overall supervision of the Investment Adviser and the Fund's officers and Board of Trustees. The Investment Adviser pays the Sub-Adviser on a monthly basis a portion of the net advisory fees the Investment Adviser receives from the Fund.

A discussion of the factors considered by the Fund's Board of Trustees in approving the continuance of the Investment Advisory Agreement and the Sub-Advisory Agreement is set forth in the Fund's semi-annual report to its shareholders for the period ended June 30, 2016.

The Investment Adviser was formed as a limited partnership under the laws of the State of Delaware on November 10, 2000. The Sub-Adviser is a company incorporated under the laws of England. Each of the Investment Adviser and Sub-Adviser is a registered investment adviser under the Advisers Act. Each of the Investment Adviser and Sub-Adviser currently serves, and may in the future serve, as an investment adviser and/or sub-adviser of other registered and unregistered private investment companies. The offices of the Investment Adviser are located at 100 Front Street, Suite 400, West Conshohocken, PA 19428-2881, and its telephone number is (610) 260-7600. The offices of the Sub-Adviser are located at 25 Cabot Square, Canary Wharf, London E14-4QA, England, and its telephone number is +44 207-425-8700.

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Management Team

The personnel of the Adviser principally responsible for management of the Fund are experienced and educated investment professionals with extensive experience in alternative investments. The Adviser and its personnel maintain relationships with a large number of managers. The Adviser believes that, as a result of these contacts, the Fund should have access to a large number of Investment Funds from which to select.

The personnel of the Adviser who have primary responsibility for management of the Fund are:

Mark L.W. van der Zwan, CFA. Mr. van der Zwan is a Managing Director of MSIM. Effective July 2016, Mr. van der Zwan began serving as Chief Investment Officer and Head of Morgan Stanley AIP Fund of Hedge Funds of Morgan Stanley AIP and, since 2006, he has been a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the  Fund since its inception. Mr. van der Zwan has more than 20 years of relevant industry experience. He is also a member of the Investment Committee. Prior to joining MSIM, he was a senior consultant with Alan D. Biller & Associates, Inc., an institutional investment consulting firm with approximately $70 billion in assets under advisory. He has also held various positions at the National Research Council of Canada where he conducted advanced computational modeling research. Mr. van der Zwan received both a B.Sc. with honors in chemistry and an M.B.A. in finance from Queen's University in Ontario, Canada. Mr. van der Zwan holds the Chartered Financial Analyst designation.

Lawrence Berner. Mr. Berner is an Executive Director of MSIM and a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the  Fund since  2008. Mr. Berner joined the Morgan Stanley AIP Fund of Hedge Funds team in April 2006 as an investment analyst, focusing on credit and event driven strategies including merger arbitrage, equity special situations, credit arbitrage, capital structure arbitrage and distressed investing. Mr. Berner has 19 years of relevant industry experience. Before joining AIP, Mr. Berner was an analyst at Man-Glenwood Capital Investments for six years where he was responsible for hedge fund manager selection, portfolio construction and quantitative analysis. Prior to Man-Glenwood, he was a risk analyst at ABN Amro, focusing on fixed income and foreign exchange derivatives. Before that, he was a commodities research analyst at Salomon Smith Barney. Mr. Berner received both a B.S. in computer science and a B.A. in mathematics from the University of Texas, Austin. He also received an M.S. in financial mathematics from The University of Chicago. Mr. Berner holds the Chartered Financial Analyst designation.

Paresh Bhatt. Mr. Bhatt is a Managing Director of MSIM and a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the  Fund since its inception. He was promoted to portfolio manager in July 2004 after having served as a Research Analyst since he joined MSIM in May 2003. Prior to joining MSIM, he was a Senior Investment Analyst with SEI Investments where he managed multi-manager global equity and Europe, Australia and Far East (EAFE) portfolios as well as led due diligence activities on institutional quality funds of hedge funds. Prior to joining SEI Investments, he was an Equity Analyst for Granite Associates where he conducted equity research in the technology, media and telecom sector and monitored hedge fund investments. He has also held positions at Lehman Brothers and Bankers Trust, where he focused on credit risk management of derivatives portfolios. Mr. Bhatt began his career with the Federal Reserve Board. Mr. Bhatt holds an M.B.A. from the Wharton School in Finance and a B.A. in Economics from Union College.

José F. González-Heres. Mr. González-Heres is a Managing Director of MSIM and a portfolio manager for several Morgan Stanley AIP Funds of Hedge Funds portfolios, including the  Fund since its inception. He was promoted to Portfolio Manager in 2004 after having served as Senior Research Analyst since 2001. Prior to joining MSIM, he served as Chief Executive Officer of Suggestionator, Inc., a privately held software company. Mr. González-Heres has also worked as an Investment Banker in the Public Finance departments of Bear, Stearns & Co., Inc. and Prudential Securities Inc. Prior to his investment banking positions, Mr. González-Heres worked at IBM Corporation in Engineering, Sales, Marketing and Consulting and at IBM Credit Corporation in its Corporate Finance Department. While at IBM, he earned a U.S. and international patent for his work on algorithms. Mr. González-Heres is a past Board Member of the City of Boca Raton and Florida's Telecommunications Advisory Board. He holds an M.B.A. from the Yale University School of Management in Finance and Investments and a B.S. in Electrical Engineering from Northwestern University.

Jarrod Quigley. Mr. Quigley is a Managing Director of MSIM and a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the  Fund since  2010. Previously, he was an investment analyst at Morgan Stanley AIP since he joined MSIM in 2004, focusing on multi-strategy, convertible bond arbitrage, and other relative value strategies. Before joining Morgan Stanley AIP, Mr. Quigley was in the investment banking department at A.G. Edwards, where he was involved in corporate finance and acquisitions for the financial institutions group. Mr. Quigley received a B.S. in business management from Babson College and holds the Chartered Financial Analyst designation.

Eric Stampfel. Mr. Stampfel is a Managing Director of MSIM and a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the Fund since 2011. He focuses on the long/short equity strategy. Mr. Stampfel is also a member of the Investment Committee. He joined Morgan Stanley in 2010 and has 19 years of relevant industry experience. Previously, he was vice

38

president and global head of long/short equity at Ivy Asset Management. Prior to that, he was a senior equity analyst at Cambium Capital Management and a senior equity analyst at Kingdon Capital Management where he focused on long/short stock selection. Mr. Stampfel received a B.S. in accounting from Villanova University. He is a member of the New York Society of Security Analysts and an affiliate member of the Market Technicians Association. He holds both the Chartered Alternative Investment Analyst and the Chartered Financial Analyst designations.

Radha Thillainatesan. Ms. Thillainatesan is a Managing Director of MSIM and a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the  Fund since 2013. She was promoted to Portfolio Manager after having served as investment analyst for the Morgan Stanley AIP Fund of Hedge Funds group, focusing on systematic strategies. She joined Morgan Stanley AIP in 2006 and has 15 years of industry experience. Prior to joining the firm, Ms. Thillainatesan was a hedge fund analyst in the fund of hedge funds group at Larch Lane Advisors. Previously, she was a research assistant at the Center for Research in Neuroscience, Montreal. Ms. Thillainatesan received a B.S. in physiology from McGill University and an M.S. in mathematics from New York University. Ms. Thillainatesan holds the Chartered Financial Analyst designation.

The SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of Shares in the Fund .

The Adviser is an affiliate of Morgan Stanley. Morgan Stanley is a preeminent global financial services firm engaged in securities trading and brokerage activities, as well as providing investment banking, research and analysis, financing and financial advisory services. The firm has relationships with many users and providers of capital, and the Adviser has access to the firm's talent, ideas, unique opportunities and resources. Morgan Stanley has one of the largest global asset management organizations of any full-service securities firm, with total assets under management and supervision as of March 31, 2017 of approximately $420.8 billion for a large and diversified group of corporations, governments, financial institutions and individuals. Morgan Stanley serves many interests in addition to the Fund , which creates certain risks and possibilities of adverse effects on investors in the Fund. See "Conflicts of Interest."

Administrator

The Fund has retained State Street (the "Administrator"), whose principal business address is State Street Financial Center, 1 Lincoln Street, Boston, MA 02110-2990, to provide certain administrative and fund accounting services to the Fund. Under the terms of an administration agreement between the Fund and the Administrator (the "Administration Agreement"), the Administrator is responsible, directly or through its agents, for, among other things: (1) calculating and disseminating the NAV of the Fund in accordance with the Fund's then-current Declaration of Trust; (2) preparing for review the semi-annual and annual financial statements of the Fund, as well as monthly or quarterly reports regarding the Fund's performance and NAV; and (3) performing additional services, as agreed upon, necessary in connection with the administration of the Fund. The Administrator may retain third-parties, including its affiliates or those of the Adviser, to perform some or all of these services.

The Administrator is paid a monthly administrative fee computed at an annual rate ranging from 0.030% to 0.075%, based on the aggregate monthly net assets of certain Morgan Stanley products, including the Fund, for which the Administrator serves as the administrator. The administrative fee may be renegotiated from time to time between the parties. The Administrator is also reimbursed by the Fund for out-of-pocket expenses relating to services provided to the Fund. The Administration Agreement may be terminated at any time by either of the parties upon not less than 60 days' written notice.

The Administration Agreement provides that the Administrator, subject to certain limitations, will not be liable to the Fund or to Shareholders for any and all liabilities or expenses except those arising out of the fraud, gross negligence or willful default or misconduct of the Administrator or its agents. In addition, under the Administration Agreement, the Fund has agreed to indemnify the Administrator from and against any and all liabilities and expenses whatsoever out of the Administrator's actions under the Administration Agreement, other than liability and expense arising out of the Administrator's fraud, gross negligence or willful default or misconduct.

Custodian and Transfer Agent

State Street also serves as the custodian (the "Custodian") of the assets of the Fund and may maintain custody of such assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board of Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian or subcustodians in a securities depository, clearing agency or omnibus customer account. The Custodian's principal business address is State Street Financial Center, 1 Lincoln Street, Boston, MA 02110-2990.

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UMB Fund Services, Inc. ("UMB") serves as the transfer agent (the Transfer Agent") with respect to maintaining the registry of the Fund's Shareholders and processing matters relating to subscriptions for, and repurchases of Shares. UMB's principal business address is 235 West Galena Street, Milwaukee, WI 53212.

Fund Expenses

The Investment Adviser bears all of its own costs incurred in providing investment advisory services to the Fund, including travel and other expenses related to the selection and monitoring of Investment Managers. As described below, however, the Fund bears all other expenses related to its investment program. The Investment Adviser also provides, or arranges at its expense, for certain management and administrative services to be provided to the Fund. Among those services are: providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Fund's expenses.

Expenses borne by the Fund (and thus indirectly by Shareholders) include:

●

all expenses related to its investment program, including, but not limited to, expenses borne indirectly through the Fund's investments in the underlying Investment Funds, including any fees and expenses charged by the Investment Managers of the Investment Funds (including management fees, performance or incentive fees and redemption or withdrawal fees, however titled or structured), all costs and expenses directly related to portfolio transactions and positions for the Fund's account such as direct and indirect expenses associated with the Fund's investments, including its investments in Investment Funds (whether or not consummated), and enforcing the Fund's rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

●

any non-investment related interest expense;

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attorneys' fees and disbursements associated with preparing and updating the Fund's registration statement and with reviewing potential investments to be made in Investment Funds;

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fees and disbursements of any accountants engaged by the Fund, and expenses related to the annual audit of the Fund and the preparation of the Fund's tax information;

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fees paid and out-of-pocket expenses reimbursed to the Administrator;

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recordkeeping, custody and transfer agency fees and expenses;

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the costs of errors and omissions/Trustees' and officers' liability insurance and a fidelity bond;

●

the Management Fee;

●

the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders;

●

fees of Trustees who are not "interested persons" and travel expenses of Trustees relating to meetings of the Board of Trustees and committees thereof;

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all costs and charges for equipment or services used in communicating information regarding the Fund's transactions among the Investment Adviser and any custodian or other agent engaged by the Fund; and

●

any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Fund's organizational documents.

The Investment Adviser will be reimbursed by the  Fund for any of the above expenses that it pays on behalf of the  Fund, except as otherwise provided above.

The Fund bears certain ongoing offering expenses associated with the Fund's continuous offering of Shares (mostly printing expenses). Offering expenses cannot be deducted by the Fund or the Shareholders.

"Extraordinary expenses" are expenses incurred by the Fund  outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for a meeting of Shareholders.

Investment Funds bear various expenses in connection with their operations similar to those incurred by the Fund. Investment Managers generally assess asset-based fees to, and receive incentive-based fees from, the Investment Funds (or their investors), which effectively will

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reduce the investment returns of the Investment Funds. These expenses and fees will be in addition to those incurred by the Fund itself. As an investor in the Investment Funds, the Fund will bear its proportionate share of the expenses and fees of the Investment Funds and will also be subject to incentive fees to the Investment Managers.

Management Fee

In consideration of the advisory and other services provided by the Investment Adviser to the Fund, the Fund pays the Investment Adviser the Management Fee, monthly, at the rate of 0.0625% (0.75% on an annualized basis) of the value of the Fund's month end net assets. The Management Fee is an expense paid out of the Fund's assets. The Management Fee is computed based on the value of the net assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the month), and is due and payable in arrears. The Investment Adviser pays the Sub-Adviser on a monthly basis a portion of the net advisory fees the Investment Adviser receives from the Fund.

Adviser Payments

The Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund, to selected affiliated or unaffiliated brokers, dealers or other Intermediaries for the purpose of introducing a RIA to the Fund and/or promoting the recommendation of Shares of the Fund by a RIA. Such payments are made quarterly by the Adviser. The payments made by the Adviser may be based on the NAV of the Fund as determined by the Adviser. The amount of these payments is determined from time to time by the Adviser and may be substantial. Such additional compensation to the Intermediary will not exceed 0.125% of the average NAV of the outstanding Shares beneficially owned over the applicable quarter (0.50% on an annualized basis) by clients of the RIA by virtue of the efforts of such Intermediary.

With respect to each Intermediary that may receive such payments, the Adviser may pay from its own funds, an amount not to exceed on an annual basis 0.50% of the NAV of the Fund attributable to each client of each such RIA who invests in the Fund. A portion of this payment may be paid through to the responsible professional of the Intermediary for the introduction of such RIA to the Fund. This payment may be made as long as a client of such RIA is invested in the Fund.

The prospect of receiving, or the receipt of, additional ongoing compensation as described above by Intermediaries, out of the Adviser's own funds and not as an additional charge to the Fund, may provide such Intermediaries and/or their salespersons with an incentive to encourage RIAs to enter into arrangements to recommend Shares of the Fund, and funds whose affiliates make similar compensation available, over arrangements to recommend shares of funds (or other fund investments) with respect to which the Intermediary receives either no additional compensation, or lower levels of additional compensation. The prospect of receiving, or the receipt of, such additional ongoing compensation may provide Intermediaries and/or their salespersons with an incentive to favor recommending that RIAs continue to recommend Fund Shares instead of recommending different investment options to their clients. These payment arrangements, however, will not change the price that an investor pays for Shares of the Fund or the amount that the Fund receives to invest on behalf of an investor. Shareholders may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to Shares of the Fund.

Calculation of Net Asset Value

The value of the Fund's net assets is determined as of the close of the Fund's business at the end of each month in accordance with the procedures described below or as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Board of Trustees. The Board of Trustees has approved procedures pursuant to which the Fund values its investments in Investment Funds at fair value, which ordinarily will be the value provided to the Fund by the Investment Funds' Investment Managers from time to time, usually monthly. In accordance with these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Investment Fund in accordance with the Investment Fund's valuation policies and reported at the time of the Fund's valuation. Because most Investment Managers will provide the Fund with their determinations of the month-end NAV of their Investment Funds after the relevant month-end, the Fund expects to calculate its month-end NAV and NAV per Share within 15 business days following the relevant month-end. This information will be available to Shareholders upon request. In the event that an Investment Fund does not report a month-end value to the Fund on a timely basis, the Fund would determine the fair value of such Investment Fund based on the most recent final or estimated value reported by the Investment Fund, as well as any other relevant information available at the time the Fund values its portfolio. Using the nomenclature of the hedge fund industry, any values reported as "estimated" or "final" values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Fund's valuation date.

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Prior to investing in any Investment Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. Although the procedures approved by the Board of Trustees provide that the Adviser will review the valuations provided by the Investment Managers to the Investment Funds, neither the Adviser nor the Board of Trustees will be able to confirm independently the accuracy of valuations provided by such Investment Managers (which are unaudited). Accordingly, the valuations of the Investment Manager generally will be relied upon by the Fund, even though an Investment Manager may face a conflict of interest in valuing the securities, as their value will affect the Investment Manager's compensation.

The Fund's valuation procedures require the Adviser to consider all relevant information available at the time the Fund values its portfolio. The Adviser and/or the Board of Trustees will consider such information, and may conclude in certain circumstances that the information provided by the Investment Manager of an Investment Fund does not represent the fair value of the Fund's interest in the Investment Fund. Although redemptions of investments in Investment Funds are subject to advance notice requirements, Investment Funds will typically make available NAV information to holders which will represent the price at which, even in the absence of redemption activity, the Investment Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Investment Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in the investment in a particular Investment Fund, the Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its NAV as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to NAV. In accordance with generally accepted accounting principles and industry practice, the Fund may not always apply a discount in cases where there was no contemporaneous redemption activity in a particular Investment Fund. In other cases, as when an Investment Fund imposes extraordinary restrictions on redemption, or when there have been no recent transactions in Investment Fund interests, the Fund may determine that it was appropriate to apply a discount to the NAV of the Investment Fund. The Fund will also follow such procedures with respect to assets of an Investment Fund held in a side pocket in determining whether it was appropriate to apply a discount to the value of such assets. Any such decision would be made in good faith, and subject to the review and supervision of the Board of Trustees.

The valuations reported by the Investment Managers of the Investment Funds, upon which the Fund calculates its month-end NAV, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end NAV calculations of the Investment Funds are audited by their independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the NAV of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustments or revisions will not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Investment Managers or revisions to NAV of an Investment Fund adversely affect the Fund's NAV, the outstanding Shares will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a NAV higher than the adjusted amount. Conversely, any increases in the NAV resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a NAV lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

To the extent the Adviser invests the assets of the Fund in securities or other instruments that are not investments in Investment Funds, the Fund will generally value such assets as described below.

●

U.S. exchange listed and NASDAQ traded equity securities (other than options) will be valued at their closing sale prices as reported on the exchange on which those securities are primarily traded. If no sales of those securities are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by those exchanges. Securities traded on a non-U.S. securities exchange will be valued at their closing sale prices on the exchange on which the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange. Listed options will be valued at their bid prices (or ask prices in the case of listed options held short) as reported by the exchange with the highest volume on the last day a trade was reported. Other securities for which market quotations are readily available will be valued at their bid prices (or ask prices in the case of securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Board of Trustees.

●

Debt securities (other than convertible debt securities) will be valued in accordance with the procedures described above, which with respect to these securities may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. The Board of Trustees will regularly monitor the methodology and procedures used in connection with valuations provided by the pricing service. Debt securities with remaining maturities of 60 days or less will,

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absent unusual circumstances, be valued at amortized cost, so long as this method of valuation is determined by the Board of Trustees to represent fair value.

●

If, in the view of the Adviser, the bid price of a listed option or debt security (or ask price in the case of any such security held short) does not fairly reflect the market value of the security, the Adviser may request a valuation committee to instead adopt procedures to be used by the Adviser, if so delegated by the Board of Trustees and in accordance with procedures adopted by the Board of Trustees, to value the security at fair value, subject to the oversight of the valuation committee.

●

All assets and liabilities initially expressed in non-U.S. currencies will be converted into U.S. dollars using non-U.S. exchange rates provided by a pricing service compiled as of 12:00 noon, New York time. Trading in non-U.S. securities generally is completed, and the values of non-U.S. securities are determined, prior to the close of securities markets in the United States. Non-U.S. exchange rates are also determined prior to such close. On occasion, the values of non-U.S. securities and exchange rates may be affected by significant events occurring between the time as of which determination of values or exchange rates are made and the time as of which the NAV of the Fund is determined. When an event materially affects the values of securities held by the Fund or its liabilities, the securities and liabilities will be valued at fair value as determined in good faith by, or under the supervision of, the Board of Trustees.

In general, fair value represents a good faith determination of the current value of an asset (or, with regard to a short sale, a liability) and will be used when there is no public market or possibly no market at all for the asset (or, with regard to a short sale, the liability). The fair values of one or more assets (or, with regard to short sales, liabilities) may not be the prices at which those assets (or, with regard to short sales, liabilities) are ultimately sold. In such circumstances, the Adviser and/or the Board of Trustees will reevaluate its fair value methodology to determine, what, if any, adjustments should be made to the methodology.

The Adviser or its affiliates act as investment adviser to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund and other clients may be different, since the method of calculating the fees takes the value of all assets (or, with regard to short sales, all liabilities), including assets (or, with regard to short sales, liabilities) carried at different valuations, into consideration.

Expenses of the Fund, including the Management Fee and the costs of any borrowings, are accrued on a monthly basis on the day NAV is calculated and taken into account for the purpose of determining NAV.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund's net assets if the judgments of the Board of Trustees, the Adviser, or Investment Managers to the Investment Funds should prove incorrect. Also, Investment Managers to the Investment Funds will only provide determinations of the NAV of Investment Funds on a weekly or monthly basis, in which event it will not be possible to determine the NAV of the Fund more frequently.

Conflicts of Interest

As a diversified global financial services firm, Morgan Stanley, an affiliate of the Adviser, engages in a broad spectrum of activities including financial advisory services, asset management activities, sponsoring and managing private investment funds, engaging in broker-dealer transactions, and other activities. In the ordinary course of business, Morgan Stanley engages in activities in which Morgan Stanley's interests or the interests of its clients may conflict with the interests of the Fund or the Shareholders. The discussion below sets out such conflicts of interest that may arise; conflicts of interest not described below may also exist. The Adviser can give no assurance that any conflicts of interest will be resolved in favor of the Fund or the Shareholders.

Transactions by Morgan Stanley — Morgan Stanley may pursue acquisitions of assets and businesses and identification of an investment opportunity in connection with its existing businesses or a new line of business without first offering the opportunity to the Fund. Such an opportunity could include a business that competes with the Fund or an Investment Fund in which the Fund has invested or proposes to invest.

From time to time, Morgan Stanley may pursue the development of investment managers who will manage private investment funds that would otherwise qualify as investments for the Fund. Due to the conflicts of interest involved and in accordance with applicable law, the Adviser will not make any investment for the Fund in any Investment Fund that is managed by an affiliate of the Adviser. Accordingly, there may be investments that are unavailable to the Fund due to the manager's affiliation with Morgan Stanley. Further, in the event that Morgan Stanley acquires a business or investment manager that is a manager of any Investment Fund, the Adviser may need to liquidate any investment by the Fund in an Investment Fund managed by such affiliated investment manager.

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In addition, Morgan Stanley may have other relationships with Investment Funds or Investment Managers which may not result in Morgan Stanley directly or indirectly controlling, being controlled by, or being under common control with, such Investment Funds or Investment Managers. These relationships may include distribution or intermediary relationships with Investment Funds, strategic or principal investments in Investment Funds or their Investment Managers, or other contractual relationships. To the extent permitted by applicable law, it is possible that the Fund may invest in one or more such Investment Funds or with one or more such Investment Managers. In such circumstances, the management fee and the incentive fee or allocation charged by any such Investment Fund or Investment Manager may still apply.

Compensation for Services—Morgan Stanley may seek to perform investment banking and other financial services for, and will receive compensation from, Investment Funds, the sponsors of Investment Funds, companies in which Investment Funds invest, or other parties in connection with transactions related to those investments or otherwise. This compensation could include financial advisory fees, as well as underwriting or placement fees, financing or commitment fees and brokerage fees. Investment banking and other financial services compensation will not be shared with  the Fund or Shareholders and may be received before the Fund realizes a return on its investment. Morgan Stanley may have an incentive to cause investments to be made, managed or realized in seeking to advance the interests of a client other than with  the Fund or its Shareholders or to earn compensation. Morgan Stanley may also act as prime broker for Investment Funds.

Morgan Stanley's Asset Management Activities—Morgan Stanley conducts a variety of asset management activities, including sponsoring unregistered investment funds as well as other investment funds registered under the 1940 Act and in that capacity is subject to the 1940 Act and its regulations. Those activities also include managing assets of employee benefit plans that are subject to ERISA and related regulations. Morgan Stanley's investment management activities may present conflicts if  the Fund and these other investment or pension funds either compete for the same investment opportunities or pursue investment strategies counter to each other.

Compensation Attributable to Fund Investments—As set forth under "Adviser Payments," the Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund, to Intermediaries in connection with the sale, distribution, recommendation, or retention of Shares. The potential for Intermediaries to receive compensation in connection with a RIA client's investment in the Fund in the form of payments from the Adviser, respectively, presents the Intermediaries with a potential conflict of interest in recommending that such RIA recommend Shares to its clients.

In addition, the prospect of receiving, or the receipt of, additional compensation by the Intermediaries in the form of payments from the Adviser may provide such Intermediaries and/or their salespersons with an incentive to recommend that a RIA recommend Shares of the Fund, and interests in funds whose affiliates make similar compensation available, instead of recommending interests in funds (or other fund investments) with respect to which the Intermediary does not receive additional compensation or receives lower levels of additional compensation. Prospective investors should take such payment arrangements into account when considering and evaluating any recommendations relating to Shares.

Morgan Stanley's Prime Brokerage and Administrative Activities—Certain Morgan Stanley affiliates may provide brokerage, administrative and other services from time to time to one or more accounts or entities managed by the Investment Managers of Investment Funds or their affiliates. A Morgan Stanley affiliate, as prime broker to an Investment Fund, may be a secured lender to the Investment Fund and, as such, may protect its own interest by foreclosing on fund assets, notwithstanding that such foreclosure may be adverse to the interest of investors in the Investment Fund. In addition, Morgan Stanley, as prime broker or administrator, may be privy to non-public information about the performance of the Investment Fund, which it generally would not disclose to the Adviser, the Fund or Shareholders without express permission to do so. Accordingly, Shareholders may not know important information that could result in a deterioration in the Fund's performance notwithstanding that certain affiliates or entities within Morgan Stanley will have such information.

Morgan Stanley affiliates may provide prime brokerage and other brokerage services to the Investment Funds in compliance with applicable law. The Investment Funds may, to the extent permissible, and in compliance with applicable law, sell securities to or purchase securities from Morgan Stanley affiliates as counterparty. Morgan Stanley affiliates may create, write, or issue derivative instruments with respect to which the counterparty is an Investment Fund or the performance of which is based on the performance of an Investment Fund. Morgan Stanley affiliates may keep any profits, commissions, and fees accruing to it in connection with its activities for itself and other clients, and the Management Fees from the Fund to the Adviser will not be reduced thereby. The Investment Funds will pay market rate commissions or fees in respect of such transactions.

The Morgan Stanley affiliates may have an interest in an account managed by, or enter into relationships with, an Investment Manager of an Investment Fund or its affiliates on terms different from those of an interest in the Fund. In addition, the Investment Managers of Investment Funds may receive research products and services in connection with the brokerage services that Morgan Stanley affiliates may provide from time to time to one or more Investment Funds or other accounts of such Investment Managers.

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Morgan Stanley and its affiliates, including their officers, directors, principals, partners, members, or employees, may have banking and investment banking relationships with the issuers of securities that are held by the Investment Funds or by the Fund. They may also own the securities of these issuers. However, in making investment decisions for the Fund, the Adviser does not obtain or use material inside information acquired by any division, department, or affiliate of Morgan Stanley in the course of those relationships. In addition, Morgan Stanley affiliates may provide brokerage, placement, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the Investment Managers or their affiliates, including the Investment Funds, and receive compensation for providing these services. These relationships could preclude the Fund from engaging in certain transactions and could constrain the Fund's investment flexibility.

As part of its investment management process with respect to the Fund, the Adviser performs operational due diligence on, and periodically monitors, the operational control environment of the Investment Managers. See "Investment Program-Investment Selection." The Adviser has arrangements in place to provide similar operational due diligence and monitoring services to certain of its affiliates and other third parties. In some cases, the Adviser charges a fee for this service.

Voting Rights in Investment Funds — From time to time, an Investment Fund may seek the approval or consent of its investors in connection with certain matters relating to the Investment Fund. In such a case, the Adviser has the right to vote in its sole discretion the Fund's interest in the Investment Fund. The Adviser considers only those matters it considers appropriate in taking action with respect to the approval or consent of the particular matter. Business relationships may exist between the Adviser and its affiliates, on the one hand, and the Investment Managers and affiliates of the Investment Funds, on the other hand, other than as a result of the Fund's investment in an Investment Fund. As a result of these existing business relationships, the Adviser may face a conflict of interest acting on behalf of the Fund and its Shareholders. See "SAI – Annex A – Proxy Voting Policy and Procedures."

The Fund may, for regulatory reasons, limit the amount of voting securities it holds in any particular Investment Fund and may as a result hold substantial amounts of non-voting securities in a particular Investment Fund. The Fund's lack of ability to vote may result in a decision for an Investment Fund that is adverse to the interests of the Shareholders. In certain circumstances, the Fund may waive voting rights or elect not to exercise them, such as to achieve compliance with U.S. bank holding company laws. See "Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Investments in Non-Voting Stock; Inability to Vote."

Client Relationships—Morgan Stanley and its affiliates have existing and potential relationships with a significant number of sponsors and managers of Investment Funds, corporations and institutions. In providing services to its clients and the Fund, Morgan Stanley may face conflicts of interest with respect to activities recommended to, or performed for, such clients, on the one hand, and the Fund, the Shareholders and/or the Investment Funds, on the other hand. Morgan Stanley may also face conflicts of interest in connection with any purchase or sale transactions involving an investment by the Fund, whether to or from a Morgan Stanley client, and in connection with the consideration offered by, and obligations of, such Morgan Stanley client in such transactions. In such cases, Morgan Stanley will owe fiduciary duties to the Morgan Stanley client that may make Morgan Stanley's interest adverse to that of the Fund. In addition, these client relationships may present conflicts of interest in determining whether to offer certain investment opportunities to the Fund.

Diverse Membership; Relationships with Shareholders—The Shareholders are expected to include entities organized under U.S. law and in various jurisdictions that may have conflicting investment, tax and other interests with respect to their investments in the Fund. The conflicting interests of individual Shareholders may relate to or arise from, among other things, the nature of investments made by the Fund and/or Investment Funds, the structuring of the acquisition of investments of the Fund, and the timing of disposition of investments. This structuring of the Fund's investments and other factors may result in different returns being realized by different Shareholders. Conflicts of interest may arise in connection with decisions made by the Adviser, including decisions with respect to the nature or structuring of investments, that may be more beneficial for one Shareholder than for another Shareholder, especially with respect to Shareholders' individual tax situations. In selecting Investment Funds for the Fund, the Adviser considers the investment and tax objectives of the Fund as a whole, not the investment, tax or other objectives of any Shareholder individually.

Brokerage Activities—Morgan Stanley will be authorized to engage in transactions in which it acts as a broker for the Fund and for another person on the other side of the transaction. In any such event, Morgan Stanley may receive commissions from, and have a potentially conflicting division of loyalties and responsibilities regarding, both parties to such transactions. Morgan Stanley may also act as agent for the Fund, Investment Funds and other clients in selling publicly traded securities simultaneously. In such a situation, transactions may be bundled and clients, including the Fund, may receive proceeds from sales based on average prices received, which may be lower than the price which could have been received had the Fund sold its securities separately from Morgan Stanley's other clients.

Regulation as a Bank Holding Company —In September 2008, Morgan Stanley elected to be regulated as a Bank Holding Company ("BHC") under the BHCA, and the Federal Reserve granted Morgan Stanley's application for financial holding company ("FHC")

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status under the BHCA. FHC status is available to BHCs that meet certain criteria. FHCs may engage in a broader range of activities than BHCs that are not FHCs.

The activities of BHCs and their affiliates are subject to certain restrictions imposed by the BHCA and related regulations. Certain BHCA regulations may require aggregation of the positions owned, held, or controlled by Morgan Stanley and its affiliates (including without limitation the Adviser) in client and proprietary accounts with positions held by the Fund (and, in certain instances, one or more Investment Funds). Moreover, Morgan Stanley may cease in the future to qualify as an FHC, which in either case may subject the Fund to additional restrictions or may cause the Adviser to recommend that the Board of Trustees vote to dissolve the Fund. Additionally, there can be no assurance that the bank regulatory requirements applicable to Morgan Stanley and the Fund will not change, or that any such change will not have a material adverse effect on the Fund.

Related Funds—Conflicts of interest may arise for the Adviser in connection with certain transactions involving investments by the Fund in Investment Funds, and investments by other funds advised by the Adviser, or sponsored or managed by Morgan Stanley, in the same Investment Funds. Conflicts of interest may also arise in connection with investments in the Fund by other funds advised or managed by the Adviser or any of its affiliates. Such conflicts could arise, for example, with respect to the timing, structuring and terms of such investments and the disposition of them. The Adviser or an affiliate may determine that an investment in an Investment Fund is appropriate for a particular client or for itself or its officers, directors, principals, members or employees, but that the investment is not appropriate for the Fund. Situations also may arise in which the Adviser, one of its affiliates, or the clients of either have made investments that would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund. The investment activities of the Adviser, its affiliates and any of their respective officers, directors, principals, members or employees may disadvantage the Fund in certain situations if, among other reasons, the investment activities limit the Fund's ability to invest in a particular Investment Fund.

Management of the Fund—Personnel of the Adviser or its affiliates will devote such time as the Adviser, the Fund and their affiliates, in their discretion, deem necessary to carry out the operations of the Fund effectively. Officers, principals, and employees of the Adviser and its affiliates will also work on other projects for Morgan Stanley and its other affiliates (including other clients served by the Adviser and its affiliates) and conflicts of interest may arise in allocating management time, services or functions among the affiliates.

Purchases of Shares

Purchase Terms

The Fund may accept initial and additional purchases of Shares as of the first day of each calendar month. The investor must submit a completed application form five business days before the applicable purchase date. All purchases are subject to the receipt of immediately available funds three business days prior to the applicable purchase date in the full amount of the purchase (to enable the Fund to invest the proceeds in Investment Funds as of the applicable purchase date). An investor who misses one or both of these deadlines will have the effectiveness of its investment in the Fund delayed until the following month.

Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date, i.e., the first day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the 1934 Act. The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor. See "Types of Investments and Related Risks — Other Risks — Possible Exclusion of a Shareholder Based on Certain Detrimental Effects."

The minimum initial investment in the Fund from each investor is $50,000, and the minimum additional investment in the Fund is $25,000 . The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates). Additionally, the Fund may waive or reduce such minimum initial and additional investment amounts (as well as the application and funding deadlines described above) with respect to any investor funding its purchase of Shares with redemption proceeds from another fund sponsored, managed, or advised by the Adviser. The Fund will notify Shareholders in writing of any changes in the investors that are eligible for such reductions. The Fund may repurchase all of the Shares held by a Shareholder if the Shareholder's account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than $50,000.

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Initial and any additional purchases of Shares of the Fund by any Shareholder must be made via wire transfer of funds. Payment for each initial or subsequent additional purchases of Shares must be made in one installment.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: When you open an account, we will ask your name, address, date of birth, and other information that will allow us to identify you. If we are unable to verify your identity, we reserve the right to restrict additional transactions and/or liquidate your account at the next calculated NAV after your account is closed (less any applicable sales/account charges and/or tax penalties) or take any other action required by law. The Fund has implemented an anti-money laundering compliance program, which includes designation of an anti-money laundering compliance officer.

Eligible Investors

Each investor in the Fund will be required to certify to the Fund that the Shares are being acquired for the account of an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. Investors who are "accredited investors" are referred to in this Prospectus as "Eligible Investors." Existing Shareholders who subscribe for additional Shares will be required to qualify as Eligible Investors at the time of each additional purchase. Qualifications that must be met in becoming a Shareholder are set out in the application form that must be completed by each prospective investor. Any RIA who offers Shares may impose additional eligibility requirements on investors who purchase Shares through such RIA. See "Plan of Distribution."

Shares of the Fund are only registered for sale in the United States and certain of its territories. Generally, shares of the Fund will only be offered or sold to "U.S. persons" and all offerings or other solicitation activities will be conducted within the United States in accordance with the rules and regulations of the 1933 Act.

Repurchases and Transfers of Shares

No Right of Redemption

No Shareholder or other person holding Shares acquired from a Shareholder has the right to require the Fund to redeem any Shares. No public market for Shares exists, and none is expected to develop in the future.

Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases of Shares

The Fund may from time to time repurchase Shares from Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on those terms and conditions as the Board of Trustees may determine in its sole discretion. Each such repurchase offer will generally apply to up to 15% of the net assets of the Fund. There is no minimum amount of Shares which must be repurchased in any repurchase offer. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board of Trustees will consider the recommendation of the Adviser. The Adviser expects that, generally, it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly, with such repurchases to occur as of each March 31, June 30, September 30 and December 31. Each repurchase offer will generally commence approximately 105 days prior to the applicable repurchase date. In determining whether to accept a recommendation to conduct a repurchase offer at any such time, the Board of Trustees will consider the following factors, among others:

●

whether any Shareholders have requested to tender Shares to the Fund;

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the liquidity of the Fund's assets (including fees and costs associated with redeeming or otherwise withdrawing from Investment Funds);

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the investment plans and working capital and reserve requirements of the Fund;

●

the relative economies of scale of the tenders with respect to the size of the Fund;

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the history of the Fund in repurchasing Shares;

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the availability of information as to the value of the Fund's Shares in underlying Investment Funds;

●

the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

●

any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

●

the recommendations of the Adviser.

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The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all Shareholders. When the Board of Trustees determines that the Fund will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their Shares during the period that a repurchase offer is open may obtain the Fund's NAV per share by contacting the Adviser during the period. If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may repurchase a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Repurchases of Shares from Shareholders by the Fund will be paid in cash. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Shares from Shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of Shares.

Shares will be repurchased by the Fund after the Management Fee has been deducted from the Fund's assets as of the end of the month in which the repurchase occurs—i.e., the accrued Management Fee for the month in which Fund shares are to be repurchased is deducted prior to effecting the relevant repurchase of Fund shares.

In light of liquidity constraints associated with the Fund's investments in Investment Funds and the fact that the Fund may have to effect redemptions from Investment Funds in order to pay for Shares being repurchased, the Fund expects to employ the following repurchase procedures:

●

Each repurchase offer will generally commence approximately 105 days prior to the applicable repurchase date. A Shareholder choosing to tender Shares for repurchase must do so by the applicable deadline, which generally will be 75 days before the Notice Date. Shares will be valued as of the Valuation Date, which is generally expected to be March 31, June 30, September 30 or December 31. Tenders will be revocable upon written notice to the Fund up to 65 days prior to the Valuation Date (such deadline for revocation being the "Expiration Date"). If a repurchase offer is extended, the Expiration Date will be extended accordingly.

●

Promptly after the Expiration Date, the Fund will give to each Shareholder whose Shares have been accepted for repurchase a promissory note (the "Promissory Note") entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Shares. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund's financial statements.

●

The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for payment at two separate times, as is customary regarding such payments.

●

The initial payment in respect of the Promissory Note (the "Initial Payment") will be in an amount equal to at least 90% of the estimated value of the repurchased Shares, determined as of the Valuation Date. The Initial Payment will be made as of the later of (1) a period of within 30 days after the Valuation Date, or (2) if the Fund has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Investment Funds.

●

The second and final payment in respect of the Promissory Note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of each fiscal year of the Fund and that the Post-Audit Payment will be made promptly after the completion of the audit.

If modification of the Fund's repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board of Trustees will adopt revised procedures reasonably designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above. The Fund is subject to certain Investment Funds' initial lock-up periods beginning at the time of the Fund's initial investment in an Investment Fund, during which the Fund may not withdraw its investment. In addition, certain Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds for a period of time commencing in late 2008). During such periods, the Fund thus may not be able to liquidate its holdings in such Investment Funds in order to meet repurchase requests. In addition, should the Fund seek to liquidate its investment in an Investment Fund that maintains a side pocket, the Fund might not be able to fully liquidate its investment without delay, which could be considerable. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner.

Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (1) cash, (2) liquid securities or (3) interests in Investment Funds that the Fund has requested be redeemed (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of the Promissory Notes issued to Shareholders tendering Shares.

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Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund's investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

A Shareholder tendering for repurchase only a portion of the Shareholder's Shares will be required to maintain an account balance of at least $50,000 after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the Shareholder's account balance to fall below the required minimum, the Fund reserves the right to repurchase all of a Shareholder's Shares at any time if, for any reason, the aggregate value of such Shareholder's Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

The Fund may also repurchase Shares of a Shareholder without consent or other action by the Shareholder or other person if the Fund determines that:

●

the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder;

●

ownership of Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

●

continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

●

any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

●

with respect to a Shareholder subject to Special Laws or Regulations, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares; or

●

it would be in the best interests of the Fund for the Fund to repurchase the Shares.

In the event that the Adviser or any of its affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund.

Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund's schedule for repurchase offers and submit repurchase requests accordingly.

Transfers of Shares

Shares may be transferred only:

●

by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder; or

●

under certain limited circumstances, with the written consent of the Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances.

The Fund generally will not consent to a transfer of Shares by a Shareholder unless the transfer is to a transferee that represents that it is an Eligible Investor and after the transfer, the value of the Shares held in the account of each of the transferee and transferor is at least $50,000. A Shareholder transferring Shares may be charged reasonable expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with the transfer. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder's expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

In subscribing for Shares, a Shareholder agrees to indemnify and hold harmless the Fund, the Board of Trustees, the Adviser, each other Shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of, or arising from, any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder or a substituted Shareholder in connection with any such transfer.

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Voting

Each Shareholder has the right to cast a number of votes equal to the number of Shares held by such Shareholder at a meeting of Shareholders called by the Fund's Board of Trustees. Shareholders will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of a Trustee and approval of the Advisory Agreement, in each case to the extent that voting by shareholders is required by the 1940 Act. Notwithstanding their ability to exercise their voting privileges, Shareholders in their capacity as such are not entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

Tax Aspects

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by U.S. Shareholders. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, traders in securities that elect to mark-to-market their securities holdings, tax-exempt organizations, partnerships, Shareholders who are not United States persons (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that investors have acquired Shares pursuant to this offering and will hold their Shares as "capital assets" (generally, property held for investment) for U.S. federal income tax purposes. Prospective Shareholders are urged to consult their own tax advisors regarding the non-U.S. and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the Fund.

In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

Taxation of the Fund

The Fund intends to qualify as a RIC under federal income tax law. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income, the Fund will not be required to pay federal income taxes on any income it distributes to shareholders. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income (taking into account certain deferrals and elections) and 98.2% of its capital gain net income, plus any amounts that were not distributed in previous taxable years, then the Fund will generally be subject to a nondeductible 4% excise tax on the undistributed amounts.

The Fund is required to use the accrual method of accounting and expects to use the calendar year as its tax year for income tax purposes.

As described below under "Investments in Passive Foreign Investment Companies," the Fund generally expects to be taxed at ordinary income rates on gains from the Investment Funds.

Distributions to Shareholders

Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on the dividends and other distributions that they receive from the Fund. As described below under "Investments in Passive Foreign Investment Companies," the Fund generally expects that distributions of both income derived from the Investment Funds as well as gains from the disposition of the Investment Funds will be taxable to Shareholders at ordinary income rates to the extent of the Fund's current and accumulated earnings and profits. Such distributions will generally be taxable to Shareholders as ordinary income regardless of whether Shareholders receive such payments in cash or reinvest the distributions in the Fund. Distributions by the Fund in excess of the Fund's current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) the Shareholders' tax bases in their Shares and any such amount in excess of their bases will be treated as gain from the sale of Shares, as discussed below.

If the Fund receives distributions of "qualified dividend income" from the Investment Funds , it could potentially make distributions to Shareholders that are taxed at the same rates as long-term capital gains. The Fund does not expect that it will make distributions to Shareholders that are eligible for this reduced rate of taxation.

Shareholders are generally taxed on any ordinary income dividend or capital gain distributions from the Fund in the year they are actually distributed. However, if any such dividends or distributions are declared in October, November or December and paid to

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Shareholders of record of such month in January of the following year, then such amounts will be treated for tax purposes as having been distributed by the Fund and received by the Shareholders on December 31 of the year prior to the date of payment.

If the Fund receives qualifying dividends from its investments, it could potentially make distributions that are eligible for the 70% "dividends received deduction" for corporate Shareholders. The Fund does not expect that it will make distributions to Shareholders that are eligible for this deduction.

The Fund intends to distribute its ordinary income and capital gains at least once annually.

The Fund will inform Shareholders of the source and status of each distribution made in a given calendar year promptly after the close of such calendar year. See "Distribution Policy."

Shareholders who are not citizens or residents of the United States or are foreign entities (together, "Foreign Shareholders") generally will be subject to a 30% U.S. federal withholding tax, or U.S. federal withholding tax at such lower rate as prescribed by applicable treaty, on distributions of the Fund's income and short-term capital gains. Each Foreign Shareholder must provide documentation to the Fund certifying its non-United States status.

The Fund is required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends and (effective January 1, 2019) redemption proceeds and certain capital gain dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.

Foreign Shareholders may also be subject to U.S. estate tax with respect to their Fund shares.

Income from Repurchases and Transfers of Shares

The repurchase or transfer of the Fund's Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss is measured by the difference between the Shareholder's amount received and his or her adjusted tax basis of the Shares. For non-corporate Shareholders, gain or loss from the transfer or repurchase of shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

Legislation requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the U.S. Internal Revenue Service ("IRS") and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Medicare Tax

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from a Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person's "modified adjusted gross income" (in the case of an individual) or "adjusted gross income" (in the case of an estate or trust) exceeds certain threshold amounts.

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Investments in Passive Foreign Investment Companies

The Fund intends to purchase interests in Investment Funds organized outside the United States that are treated as corporations for U.S. tax purposes and that will generally be treated as PFICs. The Fund generally intends to elect to "mark-to-market" most shares that it holds in PFICs at the end of each taxable year. By making this election, the Fund will recognize as ordinary income any increase in the value of such shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in such value unless the loss is required to be deferred. Gains realized with respect to PFICs that the Fund has elected to mark-to-market will be ordinary income. If the Fund realizes a loss with respect to such a PFIC, whether by virtue of selling the PFIC or because of the "mark-to-market" adjustment described above, such loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses recognized with respect to the PFIC. To the extent that the Fund's loss with respect to the PFIC exceeds such limitation, the loss will generally be deferred until sold, at which point the loss will be treated as a capital loss. The Fund's ability to deduct capital losses may be limited. However, the Fund does not expect to generate significant capital gains from its investments. By making the mark-to-market election, the Fund may be required to recognize income (which generally must be distributed to Shareholders) in excess of the distributions that it received from PFICs. Accordingly, the Fund may need to borrow money or dispose of its interests in the Investment Funds in order to make the required distributions. In addition, as a result of the limitations on the deduction of losses under the mark-to-market election, the Fund may, in a particular year, be required to make ordinary income distributions in excess of the net economic income with respect to such year.

Alternatively, the Fund in certain circumstances may be able to make an election (a "qualified electing fund" or "QEF" election), to include annually as income and gain the Fund's pro rata share of the ordinary earnings and net capital gain of a PFIC, regardless of whether the Fund actually received any distributions from the PFIC. Losses, however, would not flow through to the Fund. For the QEF election to be effective, the PFIC would need to provide the Fund with certain financial information based on U.S. tax accounting principles. There can be no assurance whether any of the PFICs in which the Fund may invest will provide the Fund with the information necessary to enable the Fund to make and maintain a QEF election.

The IRS recently issued proposed regulations that, if finalized, would generally treat the Fund's income inclusion from an investment in a PFIC with respect to which the Fund has made a QEF election as qualifying income only if there is a distribution out of the earnings and profits of the PFIC that are attributable to such income inclusion. The proposed regulations, if adopted, would apply to taxable years beginning on or after 90 days after the regulations are published as final.

If the Fund does not make the "mark-to-market" election or treat the PFIC as a QEF, it would be subject to an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the shares of a PFIC (collectively referred to as "excess distributions"), even if such excess distributions are paid by the Fund as a dividend to its Shareholders.

Foreign Taxes

If more than 50% of the value of the Fund's total assets at the close of its taxable year consists of stock or securities of foreign corporations, or if at least 50% of the value of a Fund's total assets at the close of each quarter of its taxable year is represented by interests in other RICs, the Fund may elect to "pass through" to its Shareholders the amount of foreign taxes paid or deemed paid by the Fund (the "Election"). The Fund expects to be eligible to make the Election. If the Fund so elects, each of its Shareholders would be required to include in gross income, even though not actually received, its pro rata share of the foreign taxes paid or deemed paid by the Fund, but would be treated as having paid its pro rata share of such foreign taxes and would therefore be allowed to either deduct such amount in computing taxable income or use such amount (subject to various limitations) as a foreign tax credit against federal income tax (but not both).

Fund Tax Returns and Tax Information

The Fund is required to use the accrual method of accounting and expects to use the calendar year as its tax year for income tax purposes.

After the end of each calendar year, Shareholders will be sent information regarding the amount and character of distributions received from the Fund during the year.

The Fund (or its administrative agent) is required to report to the IRS and furnish to Shareholders the cost basis information for sale transactions of Shares purchased on or after January 1, 2012. Shareholders may elect to have one of several cost basis methods applied to their account when calculating the cost basis of shares sold, including average cost, FIFO ("first-in, first-out") or some other specific identification method. Unless you instruct otherwise, the Fund will use average cost as its default cost basis method, and will treat sales as first coming from Shares purchased prior to January 1, 2012. If average cost is used for the first sale of Shares covered by these new rules, the Shareholder may only use an alternative cost basis method for Shares purchased prospectively. Shareholders that hold their Shares

52

through a financial intermediary should contact such financial intermediary with respect to reporting of cost basis and available elections for their accounts. Shareholders should consult with their tax advisors to determine the best cost basis method for their tax situation.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, prospective investors should consider the potential state and local tax consequences of an investment in the Fund. The Fund may become subject to income and other taxes in states and localities based on the Fund's investments in entities that conduct business in those jurisdictions. Shareholders are generally taxable in their state of residence on their share of the Fund's income. Shareholders may be subject to tax in other jurisdictions depending on the activities of the Investment Funds in which the Fund invests and the laws of those jurisdictions. Additionally, Shareholders may be entitled to a credit in their state of residence for taxes paid to other jurisdictions.

Information Reporting and Backup Withholding

Information returns generally will be filed with the IRS in connection with distributions with respect to the Shares unless Shareholders establish that they are exempt from the information reporting rules, for example by properly establishing that they are "corporations." If Shareholders do not establish that they are exempt from these rules, they generally will be subject to backup withholding on these payments if they fail to provide their taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to Shareholders will be allowed as a credit against their U.S. federal income tax liability and may entitle Shareholders to a refund, provided that the required information is timely furnished to the IRS.

Other Taxes

The foregoing is a summary of some of the tax rules and considerations affecting Shareholders and the Fund's operations, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. Non-U.S. investors are urged to consult with their own tax advisers regarding any proposed investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible property taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.

In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

ERISA Considerations

Persons who are fiduciaries with respect to an employee benefit plan, IRA, Keogh plan, or other arrangement subject to ERISA, or the Code (an "ERISA Plan") should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions, and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current total return of the portfolio relative to the anticipated cash flow needs of the ERISA Plan and the proposed investment in the Fund, the income taxes of the investment, and the projected return of the Fund relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. If a fiduciary with respect to any such ERISA Plan breaches his or her responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach. Because the Fund has registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be "plan assets" of the ERISA Plans investing in the Fund for purposes of ERISA's fiduciary responsibility and prohibited transaction rules. Thus, the Adviser will not be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan that becomes a Shareholder of the Fund, solely as a result of the ERISA Plan's investment in the Fund.

The Board of Trustees will require an ERISA Plan proposing to invest in the Fund to represent that it, and any fiduciaries responsible for the ERISA Plan's investments, are aware of and understand the Fund's investment objective, policies, and strategies; that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the ERISA Plan;

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and that the decision to invest plan assets in the Fund is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

Certain prospective ERISA Plan investors may currently maintain relationships with the Adviser or one or more Investment Managers in which the Fund invests, or with other entities that are affiliated with the Adviser or such investment advisers. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory, or other services. ERISA prohibits ERISA Plan assets to be used for the benefit of a party in interest and also prohibits an ERISA Plan fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA Plan investors should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. ERISA Plan fiduciaries will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that are duly authorized to make such investment decisions, and that have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult with their legal advisers regarding the consequences under ERISA of the acquisition and ownership of Shares.

Plan of Distribution

The Fund is offering on a continuous basis through the Distributor $1,000,000,000 in Shares. Shares are offered in a continuous offering at the Fund's current NAV per Share. Investors purchasing Shares in the Fund will not be charged a sales load. The Distributor is not obligated to buy any Shares from the Fund. There is no minimum aggregate amount of Shares required to be sold by the Fund. No arrangements have been made to place funds received in connection with the Shares' offering in an escrow, trust or similar arrangement, other than the account with the Transfer Agent as set forth below. The Distributor is an affiliate of the Adviser.

Shares may be purchased only from the Distributor or through a RIA that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a "wrap" fee, asset allocation or other managed asset program sponsored by such RIA. To make an investment in the Fund through the Distributor, a prospective investor must open a brokerage account (an "Account") with the Distributor. Shares are not available in certificated form.

Generally, the minimum required initial purchase by each investor is $50,000. Once a prospective investor's order is received, a confirmation will be sent to the investor. The investor's Account will be debited for the purchase amount, which will be deposited into an account with UMB, as the Fund's Transfer Agent. See "Purchases of Shares — Purchase Terms."

Shares may be purchased as of the first day of each month from the Distributor at the Fund's then current NAV per Share. See "Purchases of Shares."

Distribution Policy

Dividends will generally be paid at least annually on the Shares in amounts representing substantially all of the net investment income, if any, earned each year. Payments will vary in amount, depending on investment income received and expenses of operation. It is likely that many of the Investment Funds in whose securities the  Fund invests will not pay any dividends, and this, together with the Fund's relatively high expenses, means that there can be no assurance the Fund will have substantial income or pay dividends. The Fund is not a suitable investment for any investor who requires regular dividend income.

It is generally anticipated that any gains or appreciation in the Fund's investments will be treated as ordinary income. Such amounts will generally be distributed at least annually and such distributions would generally be taxed as ordinary income dividends to Shareholders that are subject to tax.

It is anticipated that substantially all of any taxable net capital gain realized on investments will be paid to Shareholders at least annually. The NAV of each Share that you own will be reduced by the amount of the distributions or dividends that you receive from that Share.

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Automatic Dividend Reinvestment Plan

Pursuant to the DRIP, each Shareholder whose Shares are registered in its own name will automatically be a participant under the DRIP and have all income dividends and/or capital gains distributions automatically reinvested in additional Shares, unless such Shareholder specifically elects to receive all income, dividends and/or capital gain distributions in cash. A Shareholder is free to change this election at any time. If, however, a Shareholder requests to change its election within 45 days prior to a distribution, the request will be effective only with respect to distributions after the 45 day period. A Shareholder whose Shares are registered in the name of a nominee must contact the nominee regarding its status under the DRIP, including whether such nominee will participate on such Shareholder's behalf.

A Shareholder may elect to:

●

reinvest both dividends and capital gain distributions;

●

receive dividends in cash and reinvest capital gain distributions; or

●

receive both dividends and capital gain distributions in cash.

Generally, for U.S. federal income tax purposes, Shareholders receiving Shares under the DRIP will be treated as having received a distribution equal to the amount payable to them in cash as a distribution had the Shareholder not participated in the DRIP.

Shares will be issued pursuant to the DRIP at their NAV determined on the next valuation date following the ex-dividend date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend). There is no sales load or other charge for reinvestment. A request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution. The Fund may terminate the DRIP at any time. Any expenses of the DRIP will be borne by the Fund.

Additional Information About the Fund

Each Fund Share represents a proportional interest in the assets of the Fund. Each Fund Share has one vote at Shareholder meetings, with fractional Shares voting proportionally, on matters submitted to the vote of Shareholders. There are no cumulative voting rights. Fund Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, Shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to Shareholders after all expenses and debts have been paid.

Inquiries

Inquiries concerning the Fund and Shares (including information concerning subscription and repurchase procedures) should be directed to:

Investor Services
AIP Long/Short Fund A
c/o Morgan Stanley Alternative Investment Partners
100 Front Street, Suite 400
West Conshohocken, Pennsylvania 19428-2881
Telephone: (800) 421-7572
Facsimile: (212) 507-0024

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© 2016 Morgan Stanley. Morgan Stanley Distribution, Inc.

AIP LONG/SHORT FUND A

STATEMENT OF ADDITIONAL INFORMATION

 April 28‚ 2017

Managed by
MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS

100 Front Street, Suite 400
West Conshohocken, Pennsylvania 19428-2881
(800) 421-7572

This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of AIP Long/Short Fund A (the "Fund") dated April 28‚ 2017. A copy of the prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

Investment Policies and Practices

The Fund is a non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on July 12, 2007 and commenced operations on January 2, 2008. Morgan Stanley AIP GP LP serves as the Fund's investment adviser (the "Investment Adviser"), and Morgan Stanley Investment Management Limited serves as the Fund's investment sub-adviser (the "Sub-Adviser"). Except as otherwise specified, the Investment Adviser and Sub-Adviser together are referred to as the "Adviser." The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the prospectus. Certain additional investment information is set forth below.

Fundamental Policies

The Fund's stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund ("Shares"), are listed below. As defined by the Investment Company Act of 1940 (the "1940 Act"), the vote of a "majority of the outstanding voting securities of the Fund" means the vote, at an annual or special meeting of the Fund's shareholders duly called, (a) of 66 2/3% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund may not:

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invest 25% or more of the value of its total assets in the securities, other than U.S. government securities, of issuers engaged in any single industry (for purposes of this restriction, the Fund's investments in Investment Funds (as hereinafter defined) are not deemed to be investments in a single industry).

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borrow money, except to the extent permitted by the 1940 Act (which currently limits borrowing to no more than 33 1/3% of the value of the Fund's total assets).

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issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33 1/3% of the value of the Fund's total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund's total assets).

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underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

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make loans of money or securities to other persons, except through purchasing fixed income securities, lending portfolio securities or entering into repurchase agreements.

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purchase or sell commodities or commodity contracts, except that it may purchase and sell non-U.S. currency, options, futures and forward contracts, including those related to indices, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

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purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies or Investment Funds that invest or deal in real estate.

With respect to these investment restrictions and other policies described in this SAI or the prospectus (except the Fund's policy on borrowings set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Fund will be required to remedy a breach of its policy on borrowings resulting from a change in the values of investments or the value of the Fund's total assets within three days. The Fund's investment policies and restrictions do not apply to the activities and transactions of Investment Funds (as defined below) in which assets of the Fund are invested.

The Fund's investment objective is fundamental and may not be changed without the vote of a majority of the Fund's outstanding voting securities (as defined by the 1940 Act).

In addition to the foregoing, the Fund has adopted a fundamental policy to invest 25% or more of its investments in Investment Funds that follow a long/short equity style. This policy may not be changed without the vote of a majority of the Fund's outstanding voting securities (as defined by the 1940 Act).

Certain Portfolio Securities and Other Operating Policies

As discussed in the prospectus, the Fund invests substantially all of its assets in private investment funds ("Investment Funds") that are managed by alternative asset managers ("Investment Managers") that primarily employ long and short equity investment strategies in pursuit of superior risk-adjusted returns. Additional information regarding the types of securities and financial instruments in which

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Investment Managers may invest the assets of the Investment Funds, and certain of the investment techniques that may be used by Investment Managers and the Adviser, are set forth below.

Equity Securities

The investment portfolios of Investment Funds may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

Investment Managers may generally invest the assets of Investment Funds in equity securities without restriction. These investments may include securities issued by companies having relatively small market capitalization, including "micro cap" companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. These securities are also subject to other risks that are less prominent in the case of the securities of larger companies.

Fixed Income Securities

Investment Funds may invest in fixed-income securities. Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

Investment Funds may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a "Rating Agency") of one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by an Investment Manager to be of comparable quality.

An Investment Fund's investments in non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities. For a description of the ratings of the Rating Agencies, see Annex B to this SAI.

Non-U.S. Securities

Investment Funds may invest in equity and fixed-income securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts ("ADRs") that represent an indirect interest in securities of non-U.S. issuers. Non-U.S. securities in which Investment Funds invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter ("OTC") markets or may be purchased in private placements and not be publicly traded. Investments in non-U.S. securities are affected by risk factors generally not thought to be present in the U.S. These factors are listed in the prospectus under "Types of Investments and Related Risks—Investment Related Risks—Non-U.S. Securities."

As a general matter, Investment Funds are not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, an Investment Fund may enter into foreign currency forward exchange contracts for hedging purposes or non-hedging purposes to pursue its investment objective. Foreign currency forward exchange contracts are transactions involving the Investment Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Foreign currency forward exchange contracts may be used by the Investment Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Investment Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Investment Fund to "lock in" the U.S. dollar price of the security. Foreign currency forward exchange contracts also may be used to attempt to protect the value of the Investment Fund's existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Investment Fund's non-U.S. securities holdings and the foreign currency forward exchange contracts entered into with respect to such holdings. Foreign currency forward exchange contracts also may be used for non-

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hedging purposes to pursue the Fund's or an Investment Fund's investment objective, such as when an Investment Manager anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Fund's or Investment Fund's investment portfolio.

Commodities

Certain Investment Funds may invest directly in commodities, rather than gaining exposure to commodities markets by investing in futures contracts. Unlike financial instruments, there are costs of physical storage associated with purchasing a commodity, which would not be associated with a futures contract for the same commodity. These storage costs include the time value of money invested in the physical commodity plus the actual costs of storing the commodity less any benefits from ownership of the physical commodity that are not obtained by the holder of a futures contract (this is sometimes referred to as the "convenience yield"). To the extent that these storage costs change for a commodity while the Investment Fund has invested directly in that commodity, the value of the Investment Fund's investment in that commodity may change accordingly.

In addition, the values of commodities are subject to additional variables which may be less significant to the values of traditional securities such as stocks and bonds. Variables such as drought, floods, weather, livestock disease, embargoes and tariffs may have a larger impact on commodity prices. These additional variables may create additional investment risks which subject the Investment Fund investments to greater volatility than investments in traditional securities.

Money Market Instruments

The Fund and Investment Funds may invest, for defensive purposes or otherwise, some or all of their assets in high quality fixed-income securities, money market instruments and affiliated or unaffiliated money market mutual funds, or may hold cash or cash equivalents in such amounts as the Adviser or Investment Managers deem appropriate under the circumstances. The Fund or Investment Funds also may invest in these instruments pending allocation of their respective offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. government securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements. The Securities and Exchange Commission (the "SEC") has adopted changes to the rules that govern money market funds. These changes: (1) permit (and, under certain circumstances, require) money market funds to impose a "liquidity fee" (up to 2%), or "redemption gate" that temporarily restricts redemptions from the money market fund, if weekly liquidity levels fall below the required regulatory threshold, and (2) require "institutional money market funds" to operate with a floating NAV rounded to a minimum of the fourth decimal place in the case of a fund with a $1.0000 per share price or an equivalent or more precise level of accuracy for money market funds with a different share price (e.g. $10.000 per share, or $100.00 per share). "Government money market funds" are exempt from these requirements but may choose to opt-in to the implementation of liquidity fees and redemption gates. These changes may affect the investment strategies, performance and operating expenses of money market funds once implemented. The Fund may invest certain de minimis amounts in cash and cash equivalents to meet certain ongoing expenses.

Repurchase Agreements

The Fund may enter into repurchase agreements to a limited extent. Repurchase agreements are agreements under which the Fund or an Investment Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Fund or Investment Fund at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Fund or Investment Fund would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund or Investment Fund might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks. The Fund has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.

Reverse Repurchase Agreements

The Fund may enter into reverse repurchase agreements to a limited extent. Reverse repurchase agreements involve the sale of a security to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund or an Investment Fund. Reverse repurchase agreements are a form of leverage which also may increase the volatility of the Fund's or an Investment Fund's investment portfolio. The

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Fund will segregate permissible liquid assets at least equal to the aggregate amount of its reverse repurchase obligations, plus accrued interest.

Special Investment Techniques

Investment Funds may use a variety of special investment techniques to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities. They may also use these techniques for non-hedging purposes in pursuing their investment objectives. These techniques may involve the use of derivative transactions. The techniques Investment Funds may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that Investment Funds may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that an Investment Fund may suffer losses as a result of its hedging activities.

Derivatives. Investment Funds may engage in transactions involving options, futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit Investment Funds to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making investments in specific securities.

Derivatives may entail investment exposures that are greater than their cost, meaning that a small investment in derivatives could have a large potential impact on an Investment Fund's performance.

If an Investment Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Investment Fund's return or result in a loss. An Investment Fund also could experience losses if its derivatives were poorly correlated with its other investments, or if the Investment Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices of derivatives.

Options and Futures. The Fund and the Investment Funds may utilize options and futures contracts. They also may use so-called "synthetic" options (notional principal contracts with characteristics of an OTC option) or other derivative instruments sold (or "written") by swap dealers, broker-dealers or other permissible financial intermediaries. Such transactions may be effected on securities exchanges, futures clearing houses or in the OTC market and negotiated directly with counterparties. When such transactions are entered into OTC and negotiated directly with counterparties, an Investment Fund bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract. Such transactions may also be illiquid and, in such cases, an Investment Manager may have difficulty closing out its position. OTC options and synthetic transactions purchased and sold by Investment Funds may include options on baskets of specific securities, indices or other financial assets or instruments.

The Fund and the Investment Funds may purchase call and put options on specific securities, indices or other financial assets or instruments, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or other asset at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or other asset at a stated exercise price at any time prior to the expiration of the option. A covered call option on a security is a call option with respect to which an Investment Fund owns the underlying security. The sale of such an option exposes an Investment Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security above the exercise price plus the amount of the premium received or to possible continued holding of a security that might otherwise have been sold at a profit or to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on an Investment Fund's books. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security below the exercise price, less the amount of the premium received while depriving the seller of the opportunity to invest the segregated assets. Options sold by the Investment Funds need not be covered.

An Investment Fund may close out a position when buying or writing options by selling or purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously purchased or written on the security. The Investment Fund will realize a profit or loss if the amount paid to purchase (or received to sell) an option is less (or more) than the amount received from the corresponding sale (or purchase) of the option. To close out a position as a purchaser of an option, an Investment Manager would ordinarily effect a similar "closing sale transaction," which involves liquidating the position by selling the option previously purchased, although the Investment Manager could exercise the option should it deem it advantageous to do so.

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The Fund currently has a temporary exemption from the definition of the term "commodity pool operator" ("CPO") under the Commodity Exchange Act ("CEA"). Therefore, neither the Fund nor the Adviser (with respect to the Fund) is currently subject to registration or regulation as a commodity pool or CPO, respectively, under the CEA. When the temporary exemption expires, to the extent the Fund is not otherwise eligible to claim an exclusion from regulation by the Commodity Futures Trading Commission ("CFTC"), the Fund will operate subject to CFTC regulation. If the Adviser and the Fund become subject to CFTC regulation, as well as related National Futures Association rules, the Fund may incur additional compliance and other expenses.

Investment Funds may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the relevant currency exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting an Investment Fund to substantial losses. Successful use of futures also is subject to an Investment Manager's ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Some or all of the Investment Managers may purchase and sell stock index futures contracts for an Investment Fund. A stock index future obligates an Investment Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.

Some or all of the Investment Managers may purchase and sell interest rate futures contracts for an Investment Fund. An interest rate future generally represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

Some or all of the Investment Managers may purchase and sell currency futures or commodity futures, which create an obligation to purchase or sell an amount of a specific currency or commodity, as the case may be, at a future date at a specific price.

Options on Securities Indexes. Some or all of the Investment Managers may purchase and sell for the Investment Funds call and put options on stock indexes listed on national securities exchanges or traded in the OTC market for hedging purposes or non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by an Investment Manager of options on stock indexes will be subject to the Investment Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Warrants and Rights. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements. The Investment Managers may enter into equity, interest rate, and index and currency rate swap agreements on behalf of the Investment Funds. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Certain credit default swaps and interest rate swaps are traded on exchanges and subject to central clearing but many swaps are traded on the OTC market. OTC swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard OTC swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The amounts to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., the return

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on or increase in value of a particular dollar amount invested at, for example, a particular interest rate, in a particular foreign currency, or in a "basket" of reference securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Most OTC swap agreements entered into by an Investment Fund would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, an Investment Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to OTC swaps is limited to the net amount of payments that a party is contractually obligated to make. If the other party to an OTC swap defaults, an Investment Fund's risk of loss consists of the net amount of payments that it contractually is entitled to receive.

To achieve investment returns equivalent to those achieved by an Investment Manager in whose investment vehicles the Fund could not invest directly, perhaps because of their investment minimums or their unavailability for direct investment, the Fund may enter into swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment over a stated time period. The Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The Federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear. The Fund currently does not intend to use swaps or other derivatives in this manner.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and related regulatory developments require the clearing and exchange-trading of certain standardized OTC derivative instruments, such as interest rate swaps and credit default index swaps. Mandatory exchange-trading and clearing is occurring on a phased-in basis based on the type of market participant and CFTC approval of contracts for central clearing and exchange trading. In a cleared swap, an Investment Fund's ultimate counterparty is a central clearinghouse rather than a swap dealer, brokerage firm, bank or other financial institution. An Investment Fund initially will enter into cleared swaps through an executing broker. Such transactions will then be submitted for clearing and, if cleared, will be held at regulated futures commission merchants ("FCMs") that are members of the clearinghouse that serves as the central counterparty. When an Investment Fund enters into a cleared swap, it must deliver to the central counterparty (via an FCM) an amount referred to as "initial margin." Initial margin requirements are determined by the central counterparty, but an FCM may require additional initial margin above the amount required by the central counterparty. During the term of the swap agreement, a "variation margin" amount may also be required to be paid by an Investment Fund or may be received by the Investment Fund in accordance with margin requirements for such swap transaction and any applicable controls set for such accounts, depending upon, among other things, changes in the price of the underlying reference asset subject to the swap agreement. At the conclusion of the term of the swap agreement, if an Investment Fund has a loss equal to or greater than the margin amount, the margin amount is paid to the FCM along with any loss in excess of the margin amount. If an Investment Fund has a loss of less than the margin amount, the excess margin is returned to the Investment Fund. If an Investment Fund has a gain, the full margin amount and the amount of the gain is paid to the Investment Fund.

Central clearing is designed to reduce counterparty credit risk compared to uncleared swaps because central clearing interposes the central clearinghouse as the counterparty to each participant's swap, but it does not eliminate those risks completely. There is also a risk of loss by an Investment Fund of the initial and variation margin deposits in the event of bankruptcy of the FCM with which the Investment Fund has an open position in a swap contract. The assets of an Investment Fund may not be fully protected in the event of the bankruptcy of the FCM or central counterparty because the Investment Fund might be limited to recovering only a pro rata share of all available funds and margin segregated on behalf of an FCM's customers. If the FCM does not provide accurate reporting, an Investment Fund is also subject to the risk that the FCM could use the Investment Fund's assets, which are held in an omnibus account with assets belonging to the FCM's other customers, to satisfy its own financial obligations or the payment obligations of another customer to the central counterparty. Exchange-trading is expected to increase the liquidity of swaps trading.

In addition, with respect to cleared swaps, an Investment Fund may not be able to obtain as favorable terms as it would be able to negotiate for an uncleared swap. In addition, an FCM may unilaterally impose position limits or additional margin requirements for certain types of swaps in which an Investment Fund may invest. Central counterparties and FCMs generally can require termination of existing cleared swap transactions at any time, and can also require increases in margin above the margin that is required at the initiation of the swap agreement. Margin requirements for cleared swaps vary on a number of factors, and the margin required under the rules of the clearinghouse and FCM may be in excess of the collateral required to be posted by an Investment Fund to support its obligations under a similar uncleared swap. However, regulators have begun to adopt rules imposing certain margin requirements, including minimum margin requirements, on uncleared swaps, which could change this comparison.

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An Investment Fund is also subject to the risk that, after entering into a cleared swap with an executing broker, no FCM or central counterparty is willing or able to clear the transaction. In such an event, the central counterparty would void the trade. Before an Investment Fund can enter into a new trade, market conditions may become less favorable to the Investment Fund.

The Adviser will continue to monitor developments regarding trading and execution of cleared swaps on exchanges, particularly to the extent regulatory changes affect an Investment Fund's ability to enter into swap agreements and the costs and risks associated with such investments.

Lending Portfolio Securities

An Investment Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Investment Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. An Investment Fund generally will receive collateral consisting of cash, U.S. government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Investment Fund might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, an Investment Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Investment Fund enters into the commitment, but the Investment Fund does not make payment until it receives delivery from the counterparty. After an Investment Fund commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way (i.e., appreciating when interest rates decline and depreciating when interest rates rise), based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose an Investment Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when an Investment Fund is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of an Investment Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by an Investment Fund on a forward basis will not honor its purchase obligation. In such cases, the Investment Fund may incur a loss.

Repurchases and Transfers of Shares

Repurchase Offers

As discussed in the prospectus, offers to repurchase Shares will be made by the Fund at such times and on such terms as may be determined by the Fund's Board of Trustees (the "Board"), in its sole discretion in accordance with the provisions of applicable law. In determining whether the Fund should repurchase Shares from shareholders of the Fund ("Shareholders") pursuant to written tenders, the Fund's Board will consider the recommendation of the Adviser. The Board also will consider various factors, including but not limited to those listed in the prospectus, in making its determinations.

The Fund's Board will cause the Fund to make offers to repurchase Shares from Shareholders pursuant to written tenders only on terms it determines to be fair to the Fund and to all Shareholders of the Fund. When the Fund's Board determines that the Fund will repurchase Shares, notice will be provided to each Shareholder of the Fund describing the terms thereof, and containing information Shareholders should consider in deciding whether and how to participate in such repurchase opportunity. Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain an estimated net asset value of their Shares (which is calculated once a month at month-end) from State Street Bank and Trust Company ("State Street"), the administrator for the Fund (the "Administrator"), during such period. If a repurchase offer is oversubscribed by Shareholders, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

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Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (i) cash, (ii) liquid securities or (iii) interests in Investment Funds that the Fund has requested be withdrawn (or any combination of the foregoing), in an amount equal to the aggregate estimated unpaid dollar amount of any outstanding repurchase offer.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. The Adviser intends to take measures (subject to such policies as may be established by the Fund's Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

Mandatory Redemptions

As noted in the prospectus, the Fund has the right to redeem Shares of a Shareholder or any person acquiring Shares from or through a Shareholder under certain circumstances. Such mandatory redemptions may be made if:

●

Shares have been transferred or vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetence of a Shareholder;

●

ownership of Shares by a Shareholder or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

●

continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund or the Adviser, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal consequences;

●

any of the representations and warranties made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true; or

●

it would be in the best interests of the Fund to redeem Shares.

Transfers of Shares

With very limited exceptions, Shares are not transferable and liquidity will be provided only through the repurchase offers that will be made from time to time by the Fund. No transfer of Shares will be permitted by the Fund unless the transferee is an "Eligible Investor" (as defined in the prospectus) and, after the transfer, the value of the Shares beneficially owned by each of the transferor and the transferee is at least equal to the Fund's minimum investment requirement.

The Fund's organizational documents provide that each Shareholder has agreed to indemnify and hold harmless the Fund, the Board, the Adviser, each other Shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Shareholder in violation of these provisions or any misrepresentation made by such Shareholder in connection with any such transfer.

Management of the Fund

The Trustees supervise the Fund's affairs under the laws governing statutory trusts in the State of Delaware. The Trustees have approved contracts under which certain companies provide essential management, administrative and shareholder services to the Fund.

Trustees and Officers

The Board of the Fund consists of 11 Trustees. These same individuals also serve as directors or trustees for certain of the funds advised by the Adviser and Morgan Stanley Investment Management Inc. ("MSIM"). None of the Trustees have an affiliation or business connection with the Adviser or any of its affiliated persons or own any stock or other securities issued by the Adviser's parent company, Morgan Stanley. These are the "non-interested" or "Independent Trustees" as defined under the 1940 Act.

Board Structure and Oversight Function. The Board's leadership structure features an Independent Trustee serving as Chairperson and the Board Committees described below. The Chairperson participates in the preparation of the agenda for meetings of the Board and the preparation of information to be presented to the Board with respect to matters to be acted upon by the Board. The Chairperson also presides at all meetings of the Board and is involved in discussions regarding matters pertaining to the oversight of the management of the Fund between meetings.

The Board of Trustees operates using a system of committees to facilitate the timely and efficient consideration of all matters of importance to the Trustees, the Fund and Fund Shareholders, and to facilitate compliance with legal and regulatory requirements and

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oversight of the Fund's activities and associated risks. The Board of Trustees has established five standing committees: (1) Audit Committee, (2) Governance Committee, (3) Compliance and Insurance Committee, (4) Investment Committee and (5) Closed-End Fund Committee, which are each comprised exclusively of Independent Trustees. The Audit Committee, the Governance Committee and the Closed-End Fund Committee are comprised exclusively of Independent Trustees. Each committee charter governs the scope of the committee's responsibilities with respect to the oversight of the Fund. The responsibilities of each committee, including their oversight responsibilities, are described further under the caption "Independent Trustees and the Committees."

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risk, among others. The Board of Trustees oversees these risks as part of its broader oversight of the Fund's affairs through various Board and committee activities. The Board has adopted, and periodically reviews, policies and procedures designed to address various risks to the Fund. In addition, appropriate personnel, including but not limited to the Fund's Chief Compliance Officer, members of the Fund's administration and accounting teams, representatives from the Fund's independent registered public accounting firm, the Fund's Treasurer and portfolio management personnel, risk management personnel and independent valuation and brokerage evaluation service providers, make regular reports regarding the Fund's activities and related risks to the Board of Trustees and the committees, as appropriate. These reports include, among others, quarterly performance reports, quarterly risk reports and discussions with members of the risk teams relating to each asset class. The Board's committee structure allows separate committees to focus on different aspects of risk and the potential impact of these risks on some or all of the funds in the complex and then report back to the full Board. In between regular meetings, Fund officers also communicate with the Trustees regarding material exceptions and items relevant to the Board's risk oversight function. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund, and that it is not possible to develop processes and controls to eliminate all of the risks that may affect the Fund. Moreover, the Board recognizes that it may be necessary for the Fund to bear certain risks (such as investment risks) to achieve its investment objective.

As needed between meetings of the Board, the Board or a specific committee receives and reviews reports relating to the Fund and engages in discussions with appropriate parties relating to the Fund's operations and related risks.

Trustees

The Fund seeks as Trustees individuals of distinction and experience in business and finance, government service or academia. In determining that a particular Trustee was and continues to be qualified to serve as Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. Based on a review of the experience, qualifications, attributes or skills of each Trustee, including those enumerated in the table below, the Board has determined that each of the Trustees is qualified to serve as a Trustee of the Fund. In addition, the Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes and skills that allow the Board to operate effectively in governing the Fund and protecting the interests of Shareholders. Information about the Fund's Governance Committee and Board of Trustees nomination process is provided below under the caption "Independent Trustees and the Committees."

The Trustees of the Fund, their ages, addresses, positions held, length of time served, their principal business occupations during the past five years and other relevant professional experience, the number of portfolios in the Fund Complex (defined below) overseen by each Independent Trustee (as of December 31, 2016 unless otherwise indicated) and other directorships, if any, held by the Trustees, are shown below. The Fund Complex includes all open-end and closed-end funds (including all of their portfolios) advised by the Adviser and any registered funds that have an adviser that is an affiliate of the Adviser (including, but not limited to, MSIM) (collectively, the "Morgan Stanley Funds").

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Independent Trustees
Name, Age and Address	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years and Other Relevant Professional Experience	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/Directorships Held Outside the Fund Complex During Past 5 Years**
Frank L. Bowman (72) c/o Perkins Coie LLP Counsel to the Independent Trustees 30 Rockefeller Plaza New York, NY 10012	Trustee	Since August 2006

President, Strategic Decisions, LLC (consulting) (since February 2009); Director or Trustee of Morgan Stanley Funds (since August 2006); Chairperson of the Compliance and Insurance Committee (since October 2015); formerly, Chairperson of the Insurance Sub-Committee of the Compliance and Insurance Committee (2007-2015); served as President and Chief Executive Officer of the Nuclear Energy Institute (policy organization) (February 2005-November 2008), retired as Admiral, U.S. Navy after serving over 38 years on active duty including 8 years as Director of the Naval Nuclear Propulsion Program in the Department of the Navy and the U.S. Department of Energy (1996- 2004); served as Chief of Naval Personnel (July 1994-September 1996) and on the Joint Staff as Director of Political Military Affairs (June 1992-July 1994); knighted as Honorary Knight Commander of the Most Excellent Order of the British Empire; awarded the Officier de l’Orde National du Mérite by the French Government; elected to the National Academy of Engineering (2009).

				90

Director of BP p.l.c.; Director of Naval and Nuclear Technologies LLP; Director Emeritus of the Armed Services YMCA; Director of the U.S. Naval Submarine League; Member of the National Security Advisory Council of the Center for U.S. Global Engagement and a member of the CNA Military Advisory Board; Chairman of the charity J Street Cup Golf; Trustee of Fairhaven United Methodist Church; and Director of other various nonprofit organizations.

Kathleen A. Dennis (63) c/o Perkins Coie LLP Counsel to the Independent Trustees 30 Rockefeller Plaza New York, NY 10012	Trustee	Since August 2006	President, Cedarwood Associates (mutual fund and investment management consulting) (since July 2006); Chairperson of the Liquidity and Alternatives Sub-Committee of the Investment Committee (since October 2006) and Director or Trustee of various Morgan Stanley Funds (since August 2006); formerly, Senior Managing Director of Victory Capital Management (1993-2006).	91	Director of various non-profit organizations.
Nancy C. Everett (61) c/o Perkins Coie LLP Counsel to the Independent Trustees 30 Rockefeller Plaza New York, NY 10012	Trustee	Since January 2015	Chief Executive Officer, Virginia Commonwealth University Investment Company (since November 2015); Owner, OBIR, LLC (institutional investment management consulting) (since June 2014); formerly, Managing Director, BlackRock, Inc. (February 2011-December 2013); and Chief Executive Officer, General Motors Asset Management (a/k/a Promark Global Advisors, Inc.) (June 2005-May 2010).	91

Member of Virginia Commonwealth University School of Business Foundation; formerly, Member of Virginia Commonwealth University Board of Visitors (2013-2015); Member of Committee on Directors for Emerging Markets Growth Fund, Inc. (2007-2010); Chairperson of Performance Equity Management, LLC (2006-2010); and Chairperson, GMAM Absolute Return Strategies Fund, LLC (2006- 2010).

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Independent Trustees
Name, Age and Address	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years and Other Relevant Professional Experience	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/Directorships Held Outside the Fund Complex During Past 5 Years**
Jakki L. Haussler (59) c/o Perkins Coie LLP Counsel to the Independent Trustees 30 Rockefeller Plaza New York, NY 10012	Trustee	Since January 2015	Chairman and Chief Executive Officer, Opus Capital Group (since January 1996); and formerly, Director, Capvest Venture Fund, LP (May 2000- December 2011); Partner, Adena Ventures, LP (July 1999-December 2010); Director, The Victory Funds (February 2005-July 2008).	91

Director of Cincinnati Bell Inc. and Member, Audit Committee and Compensation Committee; Director of Northern Kentucky University Foundation and Member, Investment Committee; Member of Chase College of Law Transactional Law Practice Center Board of Advisors; Director of Best Transport; Director of Chase College of Law Board of Visitors; formerly, Member, University of Cincinnati Foundation Investment Committee; Member, Miami University Board of Visitors (2008-2011); Trustee of Victory Funds (2005-2008) and Chairman, Investment Committee (2007-2008) and Member, Service Provider Committee (2005-2008).

Dr. Manuel H. Johnson (67) c/o Johnson Smick International, Inc. 220 I Street, NE Suite 200 Washington, D.C. 20002	Trustee	Since July 1991	Senior Partner, Johnson Smick International, Inc. (consulting firm); Chairperson of the Investment Committee (since October 2006) and Director or Trustee of various Morgan Stanley Funds (since July 1991); Co-Chairman and a founder of the Group of Seven Council (G7C) (international economic commission); formerly, Chairperson of the Audit Committee (July 1991-September 2006); Vice Chairman of the Board of Governors of the Federal Reserve System and Assistant Secretary of the U.S. Treasury.	91	Director of NVR, Inc. (home construction).
Joseph J. Kearns (74) c/o Kearns & Associates LLC 46 E. Peninsula Center #385 Rolling Hills Estates, CA 90274-3712	Trustee	Since August 1994	President, Kearns & Associates LLC (investment consulting); Chairperson of the Audit Committee (since October 2006) and Director or Trustee of various Morgan Stanley Funds (since August 1994); formerly, Deputy Chairperson of the Audit Committee (July 2003-September 2006) and Chairperson of the Audit Committee of various Morgan Stanley Funds (since August 1994); CFO of the J.Paul Getty Trust.	94	Director of Electro Rent Corporation (equipment leasing). Prior to December 31, 2013, Director of The Ford Family Foundation.
Michael F. Klein (58) c/o Perkins Coie LLP Counsel to the Independent Trustees 30 Rockefeller Plaza New York, NY 10012	Trustee	Since August 2006

Managing Director, Aetos Capital, LLC (since March 2000); Co-President, Aetos Alternatives Management, LLC (since January 2004) and Co-Chief Executive Officer of Aetos Capital LLC (since August 2013); Chairperson of the Fixed Income Sub-Committee of the Investment Committee (since October 2006) and Director or Trustee of various Morgan Stanley Funds (since August 2006); formerly, Managing Director, Morgan Stanley & Co. Inc. and Morgan Stanley Dean Witter Investment Management, President, various Morgan Stanley Funds (June 1998-March 2000) and Principal, Morgan Stanley & Co. Inc. and Morgan Stanley Dean Witter Investment Management (August 1997-December 1999).

				90	Director of certain investment funds managed or sponsored by Aetos Capital, LLC; Director of Sanitized AG and Sanitized Marketing AG (specialty chemicals).

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Independent Trustees
Name, Age and Address	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years and Other Relevant Professional Experience	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/Directorships Held Outside the Fund Complex During Past 5 Years**
Patricia Maleski*** (56) c/o Perkins Coie LLP Counsel to the Independent Trustees 30 Rockefeller Plaza New York, NY 10012	Trustee	Since January 2017	Managing Director, JPMorgan Asset Management (2004-2016); Oversight and Control Head of Fiduciary and Conflicts of Interest Program (2015-2016); Chief Control Officer - Global Asset Management (2013-2015); President, JPMorgan Funds (2010-2013); Chief Administrative Officer (2004-2013); various other positions including Treasurer and Board Liaison (since 2001).	91	None.
Michael E. Nugent (80) 522 Fifth Avenue New York, NY 10036	Chair of the Board and Trustee	Chair of the Boards since July 2006 and Trustee since July 1991	Chair of the Boards of various Morgan Stanley Funds (since July 2006); Chairperson of the Closed-End Fund Committee (since June 2012) and Director or Trustee of various Morgan Stanley Funds (since July 1991); formerly, Chairperson of the Insurance Committee (until July 2006); General Partner, Triumph Capital, L.P., (private investment partnership) (1988-2013).	92	None.
W. Allen Reed (70) c/o Perkins Coie LLP Counsel to the Independent Trustees 30 Rockefeller Plaza New York, NY 10012	Trustee	Since August 2006	Chairperson of the Equity Sub-Committee of the Investment Committee (since October 2006) and Director or Trustee of various Morgan Stanley Funds (since August 2006); formerly, President and CEO of General Motors Asset Management; Chairman and Chief Executive Officer of the GM Trust Bank and Corporate Vice President of General Motors Corporation (August 1994-December 2005).	91	Director of Legg Mason, Inc.; formerly, Director of the Auburn University Foundation (2010-2015).
Fergus Reid (84) c/o Joe Pietryka, Inc. 85 Charles Colman Blvd. Pawling, NY 12564	Trustee	Since June 1992	Chairman, Joe Pietryka, Inc.; Chairperson of the Governance Committee and Director or Trustee of various Morgan Stanley Funds (since June 1992).	92	Formerly, Trustee and Director of certain investment companies in the JPMorgan Fund complex managed by J.P. Morgan Investment Management Inc. (1987- 2012).

* This is the earliest date the Trustee began serving the Morgan Stanley Funds. Each Trustee serves an indefinite term, until his or her successor is elected.

** This includes any directorships at public companies and registered investment companies held by the Trustee at any time during the past five years.

*** Ms. Maleski joined the Board of Trustees of the Fund as an Independent Trustee effective January 1, 2017.

The executive officers of the Fund, their ages, addresses, positions held, length of time served and their principal business occupations during the past five years are shown below.

Officers*
Name, Age and Address	Position(s) Held with Registrant	Length of Time Served**	Principal Occupation(s) During Past 5 Years
John H. Gernon (53) 522 Fifth Avenue New York, NY 10036	President and Principal Executive Officer	Since September 2013

President and Principal Executive Officer of the Equity and Fixed Income Funds and the Morgan Stanley AIP Funds (since September 2013) and the Liquidity Funds and various money market funds (since May 2014) in the Fund Complex; Managing Director of the Adviser; Head of Product (since 2006).

Timothy J. Knierim (57) 522 Fifth Avenue New York, NY 10036	Chief Compliance Officer	Since December 2016

Managing Director of the Adviser and various entities affiliated with the Adviser; Chief Compliance Officer of various Morgan Stanley Funds and the Adviser (since December 2016) and Chief Compliance Officer of Morgan Stanley AIP GP LP (since 2014). Formerly, Managing Director and Deputy Chief Compliance Officer of the Adviser (2014-2016); and formerly, Chief Compliance Officer of Prudential Investment Management, Inc. (2007-2014).

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Officers*
Name, Age and Address	Position(s) Held with Registrant	Length of Time Served**	Principal Occupation(s) During Past 5 Years
Matthew Graver (48) 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881	Vice President	Since June 2008

Chief Operating Officer of the Morgan Stanley Alternative Investment Partners Fund of Hedge Funds group and Managing Director of Morgan Stanley Investment Management Inc. Formerly, Senior Manager at PricewaterhouseCoopers LLP.

Mary E. Mullin (49) 522 Fifth Avenue New York, NY 10036	Secretary	Since June 1999	Executive Director of Morgan Stanley Investment Management Inc.; Secretary of various Morgan Stanley Funds (since June 1999).
Noel Langlois (47) 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881	Treasurer and Chief Financial Officer	Since March 2010

Head of Alternative Investment Services of Morgan Stanley Investment Management and Managing Director of Morgan Stanley Investment Management Inc.; Director of Morgan Stanley Funds plc, Morgan Stanley Multi-Strategy Fund plc, Morgan Stanley Alpha Plus Funds plc, and Morgan Stanley Select Investment Strategies Limited.

* In addition, the following individuals who are officers of the Adviser or its affiliates serve as assistant secretaries of the Fund: Allan Fajardo and Sheri Schreck. The following individuals who are officers of the Adviser or its affiliates also serve as assistant treasurers of the Fund: Michael Conklin, Robert Creaney, Marnie Niziolek, Geoff Kron, Lee Spector and Francie Tai.

** This is the earliest date the officer began serving the Morgan Stanley Funds. Each officer serves an indefinite term, until his or her successor is elected.

It is a policy of the Fund's Board that each Trustee shall invest at least $250,000 ($100,000 prior to January 1, 2015) in any combination of the Morgan Stanley Funds that the Trustee determines meets his or her own specific investment objectives, without requiring any specific investment in any particular Fund. Newly elected or appointed Directors have three years to comply with this policy.

For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Fund and in the Family of Investment Companies (Family of Investment Companies includes all of the registered investment companies advised by the Adviser and MSIM) for the calendar year ended December 31, 2016, is set forth in the table below.

Name of Trustee	Dollar Range of Equity Securities in the Fund (As of December 31, 2016)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies (As of December 31, 2016)
Independent:
Frank L. Bowman	$0	over $100,000
Kathleen A. Dennis	$0	over $100,000
Nancy C. Everett	$0	over $100,000
Jakki L. Haussler	$0	over $100,000
Manuel H. Johnson	$0	over $100,000
Joseph J. Kearns[1]	$0	over $100,000
Michael F. Klein[1]	$0	over $100,000
Patricia Maleski[2]	N/A	N/A
Michael E. Nugent	$0	over $100,000
W. Allen Reed[1]	$0	over $100,000
Fergus Reid[1]	$0	over $100,000

1 Includes the total amount of compensation deferred by the Trustee at his election pursuant to a deferred compensation plan. Such deferred compensation is placed in a deferral account and deemed to be invested in one or more of the Morgan Stanley Funds (or portfolio thereof) that are offered as investment options under the plan.

2 Ms. Maleski joined the Board of Trustees of the Fund as an Independent Trustee effective January 1, 2017.

As to each Independent Trustee and his or her immediate family members, no person owned beneficially or of record securities of an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.

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As of April 1, 2017, the Trustees and officers of the Fund, as a group, owned less than 1% of the outstanding Shares of the Fund.

Independent Trustees and the Committees

Law and regulation establish both general guidelines and specific duties for the Independent Trustees. The Board has five committees: (1) Audit Committee, (2) Governance Committee, (3) Compliance and Insurance Committee, (4) Investment Committee and (5) Closed-End Fund Committee.

The Independent Trustees are charged with recommending to the full Board approval of management, advisory and administration contracts, Rule 12b-1 plans and distribution and underwriting agreements; continually reviewing fund performance; checking on the pricing of portfolio securities, brokerage commissions, transfer agent costs and performance and trading among funds in the same complex; and approving fidelity bond and related insurance coverage and allocations, as well as other matters that arise from time to time. The Independent Trustees are required to select and nominate individuals to fill any Independent Trustee vacancy on the board of any fund that has a Rule 12b-1 plan of distribution. Most of the Institutional Funds, as well as the Fund, do not have a Rule 12b-1 plan.

The Board of Trustees has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee is charged with recommending to the full Board the engagement or discharge of the Fund's independent registered public accounting firm; directing investigations into matters within the scope of the independent registered public accounting firm's duties, including the power to retain outside specialists; reviewing with the independent registered public accounting firm the audit plan and results of the auditing engagement; approving professional services provided by the independent registered public accounting firm and other accounting firms prior to the performance of the services; reviewing the independence of the independent registered public accounting firm; considering the range of audit and non-audit fees; reviewing the adequacy of the Fund's system of internal controls; and reviewing the valuation process. The Fund has adopted a formal, written Audit Committee Charter.

The members of the Audit Committee of the Fund are Jakki L. Haussler, Joseph J. Kearns, Michael F. Klein and W. Allen Reed. None of the members of the Fund's Audit Committee is an "interested person," as defined under the 1940 Act, of the Fund (with such disinterested Trustees being "Independent Trustees" or individually, "Independent Trustee"). Each Independent Trustee is also "independent" from the Fund under the listing standards of the New York Stock Exchange, Inc. ("NYSE"). The Chairperson of the Audit Committee of the Fund is Joseph J. Kearns.

The Board of Trustees of the Fund also has a Governance Committee. The Governance Committee identifies individuals qualified to serve as Independent Trustees on the Fund's Board and on committees of such Board and recommends such qualified individuals for nomination by the Fund's Independent Trustees as candidates for election as Independent Trustees, advises the Fund's Board with respect to Board composition, procedures and committees, develops and recommends to the Fund's Board a set of corporate governance principles applicable to the Fund, monitors and makes recommendations on corporate governance matters and policies and procedures of the Fund's Board of Trustees and any Board committees and oversees periodic evaluations of the Fund's Board and its committees. The members of the Governance Committee of the Fund are Kathleen A. Dennis, Michael E. Nugent and Fergus Reid, each of whom is an Independent Trustee. In addition, Michael E. Nugent (as Chair of the Morgan Stanley Funds) periodically may attend other operating committee meetings. The Chairperson of the Governance Committee is Fergus Reid.

The Fund does not have a separate nominating committee. While the Fund's Governance Committee recommends qualified candidates for nominations as Independent Trustees, the Board of Trustees of the Fund believes that the task of nominating prospective Independent Trustees is important enough to require the participation of all current Independent Trustees, rather than a separate committee consisting of only certain Independent Trustees. Accordingly, all the Independent Trustees participate in the selection and nomination of candidates for election as Independent Trustees for the Fund. Persons recommended by the Fund's Governance Committee as candidates for nomination as Independent Trustees shall possess such experience, qualifications, attributes, skills and diversity so as to enhance the Board's ability to manage and direct the affairs and business of the Fund, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or any listing requirements of the NYSE. While the Independent Trustees of the Fund expect to be able to continue to identify from their own resources an ample number of qualified candidates for the Fund's Board as they deem appropriate, they will consider nominations from Shareholders to the Board. Nominations from Shareholders should be in writing and sent to the Independent Trustees as described below under the caption "Shareholder Communications."

The Board formed the Compliance and Insurance Committee to address insurance coverage and oversee the compliance function for the Fund and the Board. The Compliance and Insurance Committee consists of Frank L. Bowman, Nancy C. Everett, Manuel H. Johnson and Patricia Maleski, each of whom is an Independent Trustee. The Chairperson of the Compliance and Insurance Committee is Frank L. Bowman.

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The Investment Committee oversees the portfolio investment process for and reviews the performance of the Fund. The Investment Committee also recommends to the Board to approve or renew the Fund's Investment Advisory, Sub-Advisory and Administration Agreements. Each Independent Trustee if a member of the Investment Committee. The Chairperson of the Investment Committee is Manuel H. Johnson.

The Investment Committee has three Sub-Committees, each with its own Chairperson. Each Sub-Committee focuses on the funds' primary areas of investment, namely equities, fixed income and alternatives. Within the Fund Complex, the Sub-Committees and their members are as follows:

1

Equity – W. Allen Reed (Chairperson), Frank L. Bowman, Nancy C. Everett and Michael E. Nugent.

2

Fixed Income – Michael F. Klein (Chairperson) and Fergus Reid.

3

Liquidity and Alternatives – Kathleen A. Dennis (Chairperson), Jakki L. Haussler, Joseph J. Kearns and Patricia Maleski.

In addition, Manuel H. Johnson (as Chairperson of the Investment Committee) periodically attends Sub-Committee meetings, filling in where necessary.

The Board formed the Closed-End Fund Committee to consider a range of issues unique to closed-end funds. The Closed-End Fund Committee consists of Michael E. Nugent, W. Allen Reed and Fergus Reid, each of whom is an Independent Trustee. The Chairperson of the Closed-End Fund Committee is Michael E. Nugent.

During the Fund's fiscal year ended December 31, 2016, the Board of Trustees held the following meetings:

Number of Meetings:
Board of Trustees	7
Committee/Sub-Committee
Audit Committee	4
Governance Committee	4
Compliance and Insurance Committee	4
Investment Committee	5
Equity Sub-Committee	5
Fixed Income Sub-Committee	5
Liquidity and Alternatives Sub-Committee	5
Closed-End Fund Committee	4

Experience, Qualifications and Attributes

The Board has concluded, based on each Trustee's experience, qualifications and attributes that each Board member should serve as a Trustee. Following is a brief summary of the information that led to and/or supports this conclusion.

Mr. Bowman has experience in a variety of business and financial matters through his prior service as a Director or Trustee for various other funds in the Fund Complex, where he serves as Chairperson of the Compliance and Insurance Committee (and formerly served as Chairperson of the Insurance Sub-Committee of the Compliance and Insurance Committee) and as a Director of BP p.l.c. and Naval and Nuclear Technologies LLP. Mr. Bowman also serves as a Director Emeritus for the Armed Services YMCA, Director of the U.S. Naval Submarine League and as Chairman of the charity J Street Cup Golf. Mr. Bowman serves as a Trustee of the Fairhaven United Methodist Church. Mr. Bowman is also a member of the National Security Advisory Council of the Center for U.S. Global Engagement and a member of the CNA Military Advisory Board. Mr. Bowman retired as an Admiral in the U.S. Navy after serving over 38 years on active duty including eight years as Director of the Naval Nuclear Propulsion Program in the Department of the Navy and the U.S. Department of Energy (1996-2004). Additionally, Mr. Bowman served as the U.S. Navy's Chief of Naval Personnel (1994-1996) where he was responsible for the planning and programming of all manpower, personnel, training and education resources for the U.S. Navy, and on the Joint Staff as Director of Political Military Affairs (1992-1994). In addition, Mr. Bowman served as President and Chief Executive Officer of the Nuclear Energy Institute. Mr. Bowman has received such distinctions as a knighthood as Honorary Knight Commander of the Most Excellent Order of the British Empire and the Officier de l'Orde National du Mérite from the French Government and was elected to the National Academy of Engineering (2009). He is President of the consulting firm Strategic Decisions, LLC.

Ms. Dennis has over 25 years of business experience in the financial services industry and related fields including serving as a Director or Trustee of various other funds in the Fund Complex, where she serves as Chairperson of the Liquidity and Alternatives Sub-Committee of the Investment Committee. Ms. Dennis possesses a strong understanding of the regulatory framework under which investment companies must operate based on her years of service to this Board and her position as Senior Managing Director of Victory Capital Management.

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Ms. Everett has over 35 years of experience in the financial services industry, including roles with both registered investment companies and registered investment advisers. By serving on the boards of other registered funds, such as GMAM Absolute Return Strategies Fund, LLC and Emerging Markets Growth Fund, Inc., Ms. Everett has acquired significant experience with financial, accounting, investment and regulatory matters. Ms. Everett is also a Chartered Financial Analyst.

With more than 30 years of experience in the financial services industry, including her years of entrepreneurial and managerial experience in the development and growth of Opus Capital Group, Ms. Haussler brings a valuable perspective to the Fund's Board. Through her role at Opus Capital and her service as a director of several venture capital funds and other boards, Ms. Haussler has gained valuable experience dealing with accounting principles and evaluating financial results of large corporations. She is a certified public accountant (inactive) and a licensed attorney in the State of Ohio (inactive).

In addition to his tenure as a Director or Trustee of various other funds in the Fund Complex, where he formerly served as Chairperson of the Audit Committee, Dr. Johnson has also served as an officer or a board member of numerous companies for over 20 years. These positions included Co-Chairman and a founder of the Group of Seven Council, Director of NVR, Inc., Director of Evergreen Energy and Director of Greenwich Capital Holdings. He also has served as Vice Chairman of the Board of Governors of the Federal Reserve System and Assistant Secretary of the U.S. Treasury. In addition, Dr. Johnson also served as Chairman of the Financial Accounting Foundation, which oversees the Financial Accounting Standards Board, for seven years.

Mr. Kearns gained extensive experience regarding accounting through his experience on the Audit Committees of the boards of other funds in the Funds Complex, including serving as either Chairperson or Deputy Chairperson of the Audit Committee for nearly 20 years, and through his position as Chief Financial Officer of the J. Paul Getty Trust. He also has experience in financial, accounting, investment and regulatory matters through his position as President and founder of Kearns & Associates LLC, a financial consulting company. Mr. Kearns also serves as a Director of Electro Rent Corporation and previously served as Director of The Ford Family Foundation. The Board has determined that Mr. Kearns is an "audit committee financial expert" as defined by the SEC.

Through his prior positions as a Managing Director of Morgan Stanley & Co. Inc. and Morgan Stanley Dean Witter Investment Management and as President and a Trustee of the Morgan Stanley Institutional Funds, Mr. Klein has experience in the management and operation of registered investment companies, enabling him to provide management input and investment guidance to the Board. Mr. Klein also has extensive experience in the investment management industry based on his current positions as Managing Director and Co-Chief Executive Officer of Aetos Capital, LLC, Co-President of Aetos Alternatives Management, LLC and as a Director of certain investment funds managed or sponsored by Aetos Capital, LLC. In addition, he also has experience as a member of the board of other funds in the Fund Complex.

Ms. Maleski has over 30 years of experience in the financial services industry and extensive experience with registered investment companies. Ms. Maleski began her career as a certified public accountant at Price Waterhouse LLP and was a member of PW's Investment Company Practice. After a brief stint at the Bank of New York, Ms. Maleski began her affiliation with the JPMorgan Funds, first at the Pierpont Group then from 2001 with J.P. Morgan Investment Management Inc. (JPMIM). From 2001-2013, Ms. Maleski held roles with increasing responsibilities, from Vice President and Board Liaison, Treasurer and Principal Financial Officer, Chief Administrative Officer and finally President and Principal Executive Officer for the JPMorgan Fund Complex. Between 2013 and 2016, Ms. Maleski served as Global Head of Oversight and Control of JPMorgan Asset Management and then as Head of JPMorgan Chase's Fiduciary and Conflicts of Interest Program. Ms. Maleski has extensive experience in the management and operation of funds in addition to regulatory and accounting and valuation matters.

Mr. Nugent has extensive experience with financial, accounting, investment and regulatory matters through his over 20 years of service on the boards of various funds in the Fund Complex, including time as the Chairperson of the Insurance Committee, Chairperson of the Closed-End Fund Committee and Chair of the Morgan Stanley Funds. Mr. Nugent also has experience as a former General Partner in Triumph Capital, L.P.

Mr. Reed has experience on investment company boards and is experienced with financial, accounting, investment and regulatory matters through his prior service as a Director of iShares, Inc. and his service as Trustee or Director of other funds in the Fund Complex. Mr. Reed also gained substantial experience in the financial services industry through his position as a Director of Legg Mason, Inc. and prior position as President and CEO of General Motors Asset Management.

Mr. Reid has served on a number of mutual fund boards, including as a Trustee or Director of certain investment companies in the JPMorgan Fund complex and as a Trustee or Director of other funds in the Fund Complex. Therefore, Mr. Reid is experienced with financial, accounting, investment and regulatory matters, enabling him to provide management input and investment guidance to the Board.

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The Trustees' principal occupations and other relevant professional experience during the past five years or more are shown in the above tables.

Advantages of Having the Same Individuals as Trustees for the Morgan Stanley Funds

The Independent Trustees and the Fund's management believe that having the same Independent Trustees for each of the Morgan Stanley Funds avoids the duplication of effort that would arise from having different groups of individuals serving as Independent Trustees for each of the funds or even of sub-groups of funds. They believe that having the same individuals serve as Independent Trustees of all the Morgan Stanley Funds tends to increase their knowledge and expertise regarding matters which affect the Fund Complex generally and enhances their ability to negotiate on behalf of each fund with the fund's service providers. This arrangement also precludes the possibility of separate groups of Independent Trustees arriving at conflicting decisions regarding operations and management of the funds and avoids the cost and confusion that would likely ensue. Additionally, having the same Independent Trustees serve on all fund boards enhances the ability of each fund to obtain, at modest cost to each separate fund, the services of Independent Trustees of the caliber, experience and business acumen of the individuals who serve as Independent Trustees of the Morgan Stanley Funds.

Shareholder Communications

Shareholders may send communications to the Fund's Board of Trustees. Shareholders should send communications intended for the Fund's Board by addressing the communications directly to that Board (or individual Board members) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Board members) and by sending the communication to either the Fund's office or directly to such Board member(s) at the address specified for each Trustee previously noted. Other Shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management's discretion based on the matters contained therein.

Compensation

Effective January 1, 2017, each Trustee (except for the Chair of the Boards) receives an annual retainer fee of $260,000 ($250,000 prior to January 1, 2017) for serving as a Trustee of the Morgan Stanley Funds.

The Chairperson of the Audit Committee receives an additional annual retainer fee of $80,000, the Governance Committee Chairperson receives an additional annual retainer fee of $35,000, the Investment Committee Chairperson receives an additional annual retainer fee of $50,000 and the Chairperson of the Compliance and Insurance Committee receives an additional annual retainer fee of $60,000. The Sub-Committee Chairpersons receive an additional annual retainer fee of $40,000. The aggregate compensation paid to each Trustee is paid by the Morgan Stanley Funds, and is allocated on a pro rata basis among each of the operational funds/portfolios of the Morgan Stanley Funds based on the relative net assets of each of the funds/portfolios. Michael E. Nugent receives a total annual retainer fee of $520,000 ($500,000 prior to January 1, 2017) for his services as Chairperson of the Boards of the Morgan Stanley Funds and for administrative services provided to each Board.

The Fund also reimburses such Trustees for travel and other out-of-pocket expenses incurred by them in connection with attending such meetings. Trustees of the Fund who are employed by the Adviser receive no compensation or expense reimbursement from the Fund for their services as Trustee.

Effective April 1, 2004, the funds in the Fund Complex began a Deferred Compensation Plan (the "DC Plan"), which allows each Trustee to defer payment of all, or a portion, of the fees he or she receives for serving on the Board of Trustees throughout the year. Each eligible Trustee generally may elect to have the deferred amounts credited with a return equal to the total return on one or more of the Morgan Stanley Funds (or portfolios thereof) that are offered as investment options under the DC Plan. At the Trustee's election, distributions are either in one lump sum payment, or in the form of equal annual installments over a period of five years. The rights of an eligible Trustee and the beneficiaries to the amounts held under the DC Plan are unsecured and such amounts are subject to the claims of the creditors of the Fund.

Prior to April 1, 2004, certain Morgan Stanley Funds maintained a similar Deferred Compensation Plan (the "Prior DC Plan"), which also allowed each Independent Trustee to defer payment of all, or a portion, of the fees he or she received for serving on the Board of Trustees throughout the year. Generally, the DC Plan amends and supersedes the Prior DC Plan and all amounts payable under the Prior DC Plan are now subject to the terms of the DC Plan (except for amounts paid during the calendar year 2004, which remain subject to the terms of the Prior DC Plan).

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The following table shows aggregate compensation payable to each of the Fund's Trustees from the Fund for the fiscal year ended December 31, 2016 and the aggregate compensation payable to each of the funds' Trustees by the Fund Complex (which includes all of the Morgan Stanley Funds) for the calendar year ended December 31, 2016.

Compensation[1]
Name of Independent Trustee	Aggregate Compensation from the Fund[2]	Total Compensation from the Fund Complex Payable to Trustees[3]
Independent:
Frank L. Bowman	$345	$300,000
Kathleen A. Dennis	$328	$285,000
Nancy C. Everett	$288	$250,000
Jakki L. Haussler	$288	$250,000
Manuel H. Johnson	$355	$315,000
Joseph J. Kearns[3]	$372	$371,500
Michael F. Klein[2],3	$328	$285,000
Patricia Maleski[4]	N/A	N/A
Michael E. Nugent	$564	$500,000
W. Allen Reed[2],3	$328	$285,000
Fergus Reid[3]	$322	$321,500

1 Includes all amounts paid for serving as director/trustee of the funds, as well as serving as Chairperson of the Boards or a Chairperson of a Committee or Sub-Committee.

2 The amounts shown represent the aggregate compensation before deferral with respect to the Fund's fiscal year. The following Trustees deferred compensation from the Fund during the fiscal year ended December 31, 2016: Mr. Klein: $328 and Mr. Reed: $328.

3 The amounts shown represent the aggregate compensation paid by all of the funds in the Fund Complex as of December 31, 2016 before deferral by the Trustees under the DC Plan. As of December 31, 2016, the value (including interest) of the deferral accounts across the Fund Complex for Messrs. Kearns, Klein, Reed and Reid pursuant to the deferred compensation plan was $599,876, $771,644, $1,979,045 and $872,599, respectively. Because the funds in the Fund Complex have different fiscal year ends, the amounts shown are presented on a calendar year basis.

4 Ms. Maleski joined the Board of Trustees of the Fund as an Independent Trustee effective January 1, 2017.

Prior to December 31, 2003, 49 of the Morgan Stanley Funds (the "Adopting Funds") had adopted a retirement program under which an Independent Trustee who retired after serving for at least five years as an Independent Trustee of any such fund (an "Eligible Trustee") would have been entitled to retirement payments, based on factors such as length of service, upon reaching the eligible retirement age. On December 31, 2003, the amount of accrued retirement benefits for each Eligible Trustee was frozen, and will be payable, together with a return of 8% per annum, at or following each such Eligible Trustee's retirement as shown in the table below.

The following table illustrates the retirement benefits accrued to the Fund's Independent Trustees by the Adopting Funds for the calendar year ended December 31, 2016, and the estimated retirement benefits for the Independent Trustees from the Adopting Funds for each calendar year following retirement. Only the Trustees listed below participated in the retirement program.

Name of Independent Trustee	Retirement Benefits Accrued as Fund Expenses By All Adopting Funds	Estimated Annual Benefits Upon Retirement[1] From All Adopting Funds
Manuel H. Johnson	$40,749	$58,657
Michael E. Nugent[2]	$(17,073)	$52,462

1 Total compensation accrued under the retirement plan, together with a return of 8% per annum, will be paid annually commencing upon retirement and continuing for the remainder of the Trustee's life.

2 Mr. Nugent's retirement expenses are negative due to the fact that his retirement date has been extended and therefore his expenses had been overaccrued.

Code of Ethics

Pursuant to Rule 17j-1 under the 1940 Act, the Board of Trustees has adopted a Code of Ethics for the Fund and approved Codes of Ethics adopted by the Adviser and Morgan Stanley Distribution, Inc. (collectively the "Codes of Ethics"). The Codes of Ethics are intended to ensure that the interests of Shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from the person's employment activities and that actual and potential conflicts of interest are avoided.

The Codes of Ethics apply to the personal investing activities of Trustees and officers of the Fund, the Adviser, and Morgan Stanley Distribution, Inc. ("Access Persons"). Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons, including with respect to securities that may be purchased or held by the Fund (which may only be purchased by Access Persons so long as the requirements set forth in the Codes of Ethics are complied with). Under the Codes of Ethics, Access Persons are permitted to engage in personal securities transactions, but are required to report their personal

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securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Codes of Ethics are on file with the SEC, and are available to the public.

Investment Advisory, Sub-Advisory and Distribution Agreements

The Investment Adviser is a wholly owned subsidiary of Morgan Stanley. The principal offices of Morgan Stanley are located at 1585 Broadway, New York, NY 10036 and the principal offices of the Investment Adviser are located at 100 Front Street, Suite 400, West Conshohocken, PA 19428.

Pursuant to an Investment Advisory Agreement with the Fund (the "Advisory Agreement"), the Investment Adviser receives compensation for providing investment advisory services in the amounts described below.

Advisory Fees

The Investment Adviser provides investment advice and portfolio management services pursuant to the Investment Advisory Agreement and, subject to the supervision of the Fund's Board of Trustees, makes the Fund's day-to-day investment decisions, arranges for the execution of portfolio transactions and generally manages the Fund's investments. The Investment Adviser is entitled to receive a monthly advisory fee (the "Management Fee") at an annual rate of 0.75% of the value of the Fund's month end net assets. For the fiscal years ended December 31, 2014, December 31, 2015 and December 31, 2016, the Fund incurred $1,666,858, $1,527,536 and $1,243,271, respectively, in Management Fees.

Approval of the Advisory Agreement

The Advisory Agreement was approved by the Fund's Board (including a majority of the Independent Trustees) at a meeting held in person on June 20, 2007 and was also subsequently approved by the then sole Shareholder of the Fund. The Advisory Agreement of the Fund had an initial term of two years from the date of its execution. The Advisory Agreement will continue in effect from year to year thereafter so long as such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement is terminable without penalty, on 60 days' prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the Fund; or by the Adviser. The Advisory Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the 1940 Act and the rules thereunder.

A discussion of the factors considered by the Fund's Board of Trustees in approving the renewal of the Advisory Agreement is set forth in the Fund's semi-annual report to its Shareholders for the six months ended June 30, 2016.

The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the Advisory Agreement, the Investment Adviser is not liable for any loss the Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security.

Approval of the Sub-Advisory Agreement

The Investment Adviser has entered into a sub-advisory agreement with Morgan Stanley Investment Management Limited (the "Sub-Advisory Agreement"). The Sub-Adviser is a wholly-owned subsidiary of Morgan Stanley. The Sub-Adviser provides the Fund with investment advisory services subject to the overall supervision of the Investment Adviser and the Fund's officers and Board of Trustees. The Investment Adviser pays the Sub-Adviser on a monthly basis a portion of the net advisory fees the Investment Adviser receives from the Fund.

A description of the factors considered by the Fund's Board of Trustees in approving the renewal of the Sub-Advisory Agreement is set forth in the Fund's semi-annual report to Shareholders for the six months ended June 30, 2016.

Distributor

Morgan Stanley Distribution, Inc. (the "Distributor"), a wholly owned subsidiary of Morgan Stanley, serves as the Fund's distributor pursuant to a distribution agreement. The principal office of Morgan Stanley Distribution, Inc. is located at 522 Fifth Avenue, New York, NY 10036. Under the distribution agreement, the Distributor, as agent of the Fund, agrees to use its best efforts as sole distributor of the Fund's shares. The distribution agreement continues in effect so long as such continuance is approved at least annually by the Fund's Board, including a majority of those Trustees who are not parties to such distribution agreement nor interested persons of any such party.

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Other Accounts Managed by the Portfolio Managers

Because the portfolio managers may manage assets for other investment companies, pooled investment vehicles, and/or other accounts (including institutional clients, pension plans and certain high net worth individuals), there may be an incentive to favor one client over another resulting in conflicts of interest. For instance, the Adviser may receive fees from certain accounts that are higher than the fee it receives from the Fund, or it may receive a performance-based fee on certain accounts. In those instances, the portfolio managers may have an incentive to favor the higher and/or performance-based fee accounts over the Fund. In addition, a conflict of interest could exist to the extent the Adviser has proprietary investments in certain accounts, where portfolio managers have personal investments in certain accounts or when certain accounts are investment options in the Adviser's employee benefits and/or deferred compensation plans. The portfolio manager may have an incentive to favor these accounts over others. If the Adviser manages accounts that engage in short sales of securities of the type in which the Fund invests, the Adviser could be seen as harming the performance of the Fund for the benefit of the accounts engaging in short sales if the short sales cause the market value of the securities to fall. The Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

The following table shows information regarding accounts (other than the  Fund) managed by each named portfolio manager as of December 31, 2016:

Mark L. W. van der Zwan Jose F. Gonzalez-Heres Paresh Bhatt Lawrence Berner Jarrod Quigley Eric Stampfel Radha Thillainatesan	Number of Accounts	Total Assets in Accounts ($ billion)
Registered Investment Companies[1]	4	$1.2
Other Pooled Investment Vehicles[1]	14	$2.3
Other Accounts[1]	37	$7.6

1   Of these other accounts, 41 accounts with a total of approximately $8.5 billion in assets had performance-based fees.

Securities Ownership of Portfolio Managers

As of December 31, 2016, the dollar range of securities beneficially owned by each portfolio manager in the Fund is shown below:

Mark L. W. van der Zwan:	None
Jose F. Gonzalez-Heres:	None
Paresh Bhatt:	$100,000-$500,000 (IMAP)*
Lawrence Berner:	None
Jarrod Quigley:	None
Eric Stampfel:	$50,001-$100,000 (IMAP)*
Radha Thillainatesan:	$1-$10,000 (IMAP)*

* Amounts shown include investments in the Fund made by the portfolio manager pursuant to the IMAP deferred compensation arrangements set forth in Item 8(a)(3) "Portfolio Manager Compensation Structure."

Portfolio Manager Compensation Structure

Morgan Stanley's compensation structure is based on a total reward system of base salary and incentive compensation, which is paid either in the form of cash bonus, or for employees meeting the specified deferred compensation eligibility threshold, partially as a cash bonus and partially as mandatory deferred compensation. Deferred compensation may be granted as a deferred cash award under the Investment Management Alignment Plan ("IMAP"), as an equity-based award or as a deferred incentive compensation award under another Firm compensation plan. The portion of incentive compensation granted in the form of a deferred compensation award and the terms of such awards are determined annually by the Compensation, Management Development and Succession Committee ("CMDS") of the Morgan Stanley Board of Directors.

Base salary compensation. Generally, portfolio managers receive base salary compensation based on the level of their position with the Adviser.

Incentive compensation. In addition to base compensation, portfolio managers may receive discretionary year-end compensation.

Incentive compensation may include:

●

Cash bonus.

●

Deferred Compensation:

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●

A mandatory program that defers a portion of incentive compensation into restricted stock units or other awards based on Morgan Stanley common stock or other plans that are subject to vesting and other conditions.

●

IMAP is a cash-based deferred compensation plan designed to increase the alignment of participants' interests with the interests of the Adviser's clients. For eligible employees, a portion of their deferred compensation is mandatorily deferred into IMAP on an annual basis. Deferred incentive awards granted under IMAP are notionally invested in referenced funds advised by the Adviser or its affiliates. Portfolio managers must notionally invest at least 25% of their IMAP award in a combination of the designated funds managed by the PM that are included in the IMAP notional investment menu.

●

Deferred compensation awards are typically subject to vesting over a multi-year period and are cancellable in the event the employee terminates employment prior to the vesting date (other than for reasons of death, disability, retirement and involuntary termination not involving a cancellation event). Prior to distribution, deferred compensation awards are also subject to cancellation and clawback in the event the employee engages in certain proscribed behavior, including, without limitation, if the employee engages in "cause" (i.e., any act or omission that constitutes a breach of obligation to the Firm, including failure to comply with internal compliance, ethics or risk management standards and failure or refusal to perform duties satisfactorily, including supervisory and management duties) and if the employee takes any action, or fails to take any action (including with respect to direct supervisory responsibilities) where such action or omission: causes a restatement of the Firm's consolidated financial results; constitutes a violation of the Firm's Global Risk Management Principles, Policies and Standards; or causes a loss of revenue associated with a position on which the employee was paid and the employee operated outside of internal control policies.

Eligibility for, and the amount of any, incentive compensation is subject to a multi-dimensional process. Specifically, consideration is given to one or more of the following factors, which can vary by portfolio management team and circumstances:

●

Revenue and profitability of the business and/or each fund/accounts managed by the portfolio manager;

●

Revenue and profitability of the Firm;

●

Return on equity and risk factors of both the business units and Morgan Stanley;

●

Assets managed by the portfolio manager;

●

External market conditions;

●

New business development and business sustainability;

●

Contribution to client objectives;

●

Team, product and/or Investment Management performance;

●

The pre-tax investment performance of the funds/accounts managed by the portfolio manager (which may, in certain cases, be measured against the applicable benchmark(s) and/or peer group(s) over one-, three- and five-year periods); and

●

Individual contribution and performance.

The Firm has a Global Incentive Compensation Discretion Policy, approved by the CMDS. This policy sets forth standards for the appropriate exercise of managerial discretion in determining the level of incentive compensation to be awarded to an employee. This policy specifically provides that all managers must consider whether an employee managed risk appropriately and effectively managed and supervised the risk control practices of his or her employee reports during the performance year. For the Firm's material risk takers, managers are required to document their decision making process for discretionary compensation. Managers are trained on these requirements annually and are required to certify compliance with the applicable requirements. The Policy is reviewed at least annually, and updated as needed.

Fund Expenses

The Investment Adviser bears all of its own costs incurred in providing investment advisory services to the Fund, including travel and other expenses related to the selection and monitoring of Investment Managers. As described below, however, the Fund bears all other expenses related to its investment program. The Investment Adviser also provides, or arranges at its expense, for certain management and administrative services to be provided to the Fund. Among those services are: providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Fund's expenses.

Expenses borne by the Fund (and thus indirectly by Shareholders) include:

●

all expenses related to its investment program, including, but not limited to, expenses borne indirectly through the Fund's investments in the underlying Investment Funds including any fees and expenses charged by the Investment Managers of the Investment Funds (including management fees, performance or incentive fees and redemption or withdrawal fees, however titled or

21

structured), all costs and expenses directly related to portfolio transactions and positions for the Fund's account such as direct and indirect expenses associated with the Fund's investments, including its investments in Investment Funds (whether or not consummated), and enforcing the Fund's rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

●

any non-investment related interest expense;

●

attorneys' fees and disbursements associated with preparing and updating the Fund's registration statement and with reviewing potential investments to be made in Investment Funds;

●

fees and disbursements of any accountants engaged by the Fund, expenses related to the annual audit of the Fund and the preparation of the Fund's tax information;

●

fees paid and out-of-pocket expenses reimbursed to the Administrator;

●

recordkeeping, custody and transfer fees and expenses;

●

the costs of errors and omissions/Trustees' and officers' liability insurance and a fidelity bond;

●

the Management Fee;

●

the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders of the Fund;

●

fees of Trustees who are not "interested persons" and travel expenses of Trustees relating to meetings of the Board of Trustees of the Fund and committees thereof;

●

all costs and charges for equipment or services used in communicating information regarding the Fund's transactions among the Investment Adviser and any custodian or other agent engaged by the Fund; and

●

any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Fund's organizational documents.

The Investment Adviser will be reimbursed by the Fund for any of the above expenses that it pays on behalf of the Fund, except as otherwise provided above.

The Fund will bear certain ongoing offering costs associated with the Fund's continuous offering of Shares. Offering costs cannot be deducted by the Fund or the Shareholders.

"Extraordinary expenses" are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings; indemnification expenses; and expenses in connection with holding and/or soliciting proxies for a meeting of Shareholders.

The Investment Funds bear all expenses incurred in connection with their operations. These expenses are similar to those incurred by the Fund. Investment Managers generally will charge asset-based fees to, and receive performance-based fees from, the Investment Funds (or their investors), which effectively will reduce the investment returns of the Investment Funds and the amount of any distributions from the Investment Funds to the Fund. These expenses, fees and allocations will be in addition to those incurred by the Fund and its Shareholders. As an investor in the Investment Funds, the Fund will bear its proportionate share of the expenses and fees of the Investment Funds and will also be subject to incentive allocations to the Investment Managers.

Proxy Voting Policies and Procedures and Proxy Voting Record

While it is unlikely that the Fund will hold voting securities on a regular basis pursuant to its stated investment policies, the Fund may, from time to time, hold voting securities in an Investment Fund and may at some point vote a proxy. The Board of Trustees believes that the voting of proxies on securities held by the Fund is an important element of the overall investment process. As such, the Trustees have delegated the responsibility to vote such proxies to the Adviser. The following is a summary of the Adviser's Proxy Voting Policy ("Proxy Policy").

The Adviser uses its best efforts to vote proxies on securities held in the Fund as part of its authority to manage, acquire and dispose of Fund assets. In this regard, the Adviser has formed a Proxy Review Committee ("Committee") comprised of senior investment professionals that is responsible for creating and implementing the Proxy Policy. The Committee meets monthly but may meet more frequently as conditions warrant. The Proxy Policy provides that the Adviser will vote proxies in the best interests of clients consistent with the objective of maximizing long term investment returns. The Proxy Policy provides that the Adviser will generally vote proxies in

22

accordance with pre-determined guidelines contained in the Proxy Policy. The Adviser may vote in a manner that is not consistent with the pre-determined guidelines, provided that the vote is approved by the Committee. The Adviser will generally not vote a proxy if it has sold the affected security between the record date and the meeting date.

The Proxy Policy provides that, unless otherwise determined by the Committee, votes will be cast in the manner described below:

●

Generally, routine proposals will be voted in support of management.

●

With regard to the election of directors, where no conflict exists and where no specific governance deficiency has been noted, votes will be cast in support of management's nominees.

●

The Adviser will vote in accordance with management's recommendation with respect to certain non-routine proposals (i.e., reasonable capitalization changes, stock repurchase programs, stock splits, certain compensation-related matters, certain anti-takeover measures, etc.).

●

The Adviser will vote against certain non-routine proposals (i.e., unreasonable capitalization changes, establishment of cumulative voting rights for the election of directors, requiring supermajority shareholder votes to amend by-laws, indemnification of auditors, etc.).

●

The Adviser will vote in its discretion with respect to certain non-routine proposals (i.e., mergers, acquisitions, take-overs, spin-offs, etc.), which may have a substantive financial or best interest impact on an issuer.

●

The Adviser will vote for certain proposals it believes call for reasonable charter provisions or corporate governance practices (i.e., requiring auditors to attend annual shareholder meetings, requiring that members of compensation, nominating and audit committees be independent, reducing or eliminating supermajority voting requirements, etc.).

●

The Adviser will vote against certain proposals it believes call for unreasonable charter provisions or corporate governance practices (i.e., proposals to declassify boards, proposals to require a company to prepare reports that are costly to provide or that would require duplicative efforts or expenditure that are of a non-business nature or would provide no pertinent information from the perspective of institutional shareholders, etc.).

●

Certain other proposals (i.e., proposals requiring directors to own large amounts of company stock to be eligible for election; requiring diversity of board membership relating to broad based social, religious or ethnic groups; limiting retirement benefits or executive compensation; etc.) generally are evaluated by the Committee based on the nature of the proposal and the likely impact on shareholders.

Conflicts of Interest

If the Committee determines that an issue raises a material conflict of interest, or gives rise to a potential material conflict of interest, the Committee will request a special committee to review, and recommend a course of action with respect to, the conflict in question, and the Committee will have sole discretion to cast a vote.

Third-Parties

To assist in its responsibility for voting proxies, the Adviser may from time to time retain experts in the proxy voting and corporate governance area as proxy research providers ("Research Providers"). The services provided to the Adviser by the Research Providers would include in depth research, global issuer analysis, and voting recommendations. While the Adviser may review and utilize recommendations made by the Research Providers in making proxy voting decisions, it is in no way obligated to follow any such recommendations. In addition to research, the Research Providers could provide vote execution, reporting and recordkeeping. The Committee would carefully monitor and supervise the services provided by any Research Providers.

Further Information

For a copy of the Proxy Policy, see Annex A to this SAI. A copy of the Proxy Policy is also available on our web site at www.morganstanley.com/funds and on the SEC's web site at www.sec.gov.

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Conflicts of Interest

The Adviser and the Investment Managers

The Adviser also provides investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund ("Adviser Accounts"). The Fund has no interest in these activities. The Adviser and the investment professionals who, on behalf of the Adviser, provide investment advisory services to the Fund are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

Set out below are practices that the Adviser will follow. An Investment Manager may provide investment advisory and other services, directly or through affiliates, to various entities and accounts other than the Investment Funds. Although the Adviser anticipates that Investment Managers will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that an Investment Manager will adhere to, and comply with, its stated practices.

Participation in Investment Opportunities

The Adviser expects to employ an investment program for the Fund that is substantially similar to the investment program (or, in some cases, to portions of the investment program) employed by it for certain Adviser Accounts. As a general matter, the Adviser will consider participation by the Fund in all appropriate investment opportunities that are under consideration for those Adviser Accounts. There may be circumstances, however, under which the Adviser will cause one or more Adviser Accounts to commit a larger percentage of their respective assets to an investment opportunity than that to which the Adviser will commit the Fund's assets. There also may be circumstances under which the Adviser will consider participation by Adviser Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund, or vice versa.

The Adviser evaluates for the Fund and for the Adviser Accounts a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund or an Adviser Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (i.e., size of obtainable position); (4) the transaction costs involved; and (5) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Fund and the Adviser Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Adviser Accounts may differ from time to time. In addition, the fees and expenses of the Fund differ from those of the Adviser Accounts. Accordingly, the future performance of the Fund and the Adviser Accounts will vary.

When the Adviser determines that it would be appropriate for the Fund and one or more Adviser Accounts to participate in an investment transaction in the same Investment Fund or other investment at the same time, it will attempt to aggregate, place and allocate orders on a basis that the Adviser believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Adviser Accounts, in all investments or trades. However, no participating entity or account will receive preferential treatment over any other and the Adviser will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.

Situations may occur, however, where the Fund could be disadvantaged because of the investment activities conducted by the Adviser for the Adviser Accounts. Such situations may be based on, among other things, the following: (1) legal restrictions or other limitations (including limitations imposed by Investment Managers with respect to Investment Funds) on the combined size of positions that may be taken for the Fund and/or the Adviser Accounts, thereby limiting the size of the Fund's position or the availability of the investment opportunity; (2) the difficulty of liquidating an investment for the Fund and the Adviser Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments. In particular, the Fund may be legally restricted from entering into a "joint transaction" (as defined in the 1940 Act) with the Adviser Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC. See "Other Matters" below.

Directors, principals, officers, employees and affiliates of the Adviser and each Investment Manager may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund or an Investment Fund in which the Fund invests. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser or an Investment Manager, or by the

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Adviser for the Adviser Accounts, or by an Investment Manager on behalf of its own other accounts ("Investment Manager Accounts") that are the same as, different from, or made at a different time than, positions taken for the Fund or an Investment Fund.

Investment Managers or their affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser or its affiliates. In addition, Investment Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that affiliates of the Adviser may provide to one or more Investment Manager Accounts.

Other Matters

An Investment Manager may from time to time cause an Investment Fund to effect certain principal transactions in securities with one or more Investment Manager Accounts, subject to certain conditions. For example, these transactions may be made in circumstances in which the Investment Manager determined it was appropriate for the Investment Fund to purchase and an Investment Manager Account to sell, or the Investment Fund to sell and an Investment Manager Account to purchase, the same security or instrument on the same day. Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers or managing general partners. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

Future investment activities of the Adviser and its affiliates and their principals, partners, directors, officers or employees may give rise to conflicts of interest other than those described above.

Tax Aspects

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by U.S. Shareholders. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstance, including investors subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, traders in securities that elect to mark-to-market their securities holdings, tax-exempt organizations, partnerships, Shareholders who are not United States persons (as defined in the Internal Revenue Code of 1986, as amended (the "Code")), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that investors have acquired Shares pursuant to this offering and will hold their Shares as "capital assets" (generally, property held for investment) for U.S. federal income tax purposes. Prospective Shareholders are urged to consult their own tax advisors regarding the non-U.S. and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the Fund.

In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

Taxation of the Fund

The Fund intends to qualify as a regulated investment company (a "RIC") under federal income tax law. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income, the Fund will not be required to pay federal income taxes on any income it distributes to shareholders. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income (taking into account certain deferrals and elections) and 98.2% of its capital gain net income, plus any amounts that were not distributed in previous taxable years, then the Fund will generally be subject to a nondeductible 4% excise tax on the undistributed amounts.

The Fund is required to use the accrual method of accounting and expects to use the calendar year as its tax year for income tax purposes.

As described below under "Investments in Passive Foreign Investment Companies," the Fund expects to be taxed at ordinary income rates on gains from the Investment Funds.

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Distributions to Shareholders

Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on the dividends and other distributions that they receive from the Fund. As described below under "Investments in Passive Foreign Investment Companies," the Fund generally expects that distributions of both income derived from the Investment Funds as well as gains from the disposition of the Investment Funds will be taxable to Shareholders at ordinary income rates to the extent of the Fund's current and accumulated earnings and profits. Such distributions will generally be taxable to Shareholders as ordinary income regardless of whether Shareholders receive such payments in cash or reinvest the distributions in the Fund. Distributions by the Fund in excess of the Fund's current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) the Shareholders' tax bases in their Shares and any such amount in excess of their bases will be treated as gain from the sale of Shares, as discussed below.

If the Fund receives distributions of "qualified dividend income" from the Investment Funds, it could potentially make distributions to Shareholders that are taxed at the same rates as long-term capital gains. The Fund does not expect that it will make distributions to Shareholders that are eligible for this reduced rate of taxation.

Shareholders are generally taxed on any ordinary income dividend or capital gain distributions from the Fund in the year they are actually distributed. However, if any such dividends or distributions are declared in October, November or December and paid to Shareholders of record of such month in January of the following year then such amounts will be treated for tax purposes as having been distributed by the Fund and received by the Shareholders on December 31 of the year prior to the date of payment.

If the Fund receives qualifying dividends from its investments, it could potentially make distributions that are eligible for the 70% "dividends received deduction" for corporate Shareholders. The Fund does not expect that it will make distributions to Shareholders that are eligible for this deduction.

The Fund intends to distribute its ordinary income and capital gains at least once annually.

The Fund will inform Shareholders of the source and status of each distribution made in a given calendar year promptly after the close of such calendar year.

Shareholders who are not citizens or residents of the United States or are foreign entities (together, "Foreign Shareholders") generally will be subject to a 30% U.S. federal withholding tax or U.S. federal withholding tax at such lower rate as prescribed by applicable treaty, on distributions of the Fund's income and short-term capital gains. Each Foreign Shareholder must provide documentation to the Fund certifying its non-U.S. status.

The Fund is required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends and (effective January 1, 2019) redemption proceeds and certain capital gain dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.

Foreign Shareholders may also be subject to U.S. estate tax with respect to their Fund shares.

Income from Repurchases and Transfers of Shares

The repurchase or transfer of the Fund's Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss is measured by the difference between the Shareholder's amount received and his or her adjusted tax basis of the Shares. For non-corporate Shareholders, gain or loss from the transfer or repurchase of shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

Legislation requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the U.S. Internal Revenue Service ("IRS") and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

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Medicare Tax

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from a Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person's "modified adjusted gross income" (in the case of an individual) or "adjusted gross income" (in the case of an estate or trust) exceeds certain threshold amounts.

Investments in Passive Foreign Investment Companies

The Fund intends to purchase interests in Investment Funds organized outside the United States that are treated as corporations for U.S. tax purposes and that will generally be treated as passive foreign investment companies ("PFICs"). The Fund generally intends to elect to "mark-to-market" most shares that it holds in PFICs at the end of each taxable year. By making this election, the Fund will recognize as ordinary income any increase in the value of such shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in such value unless the loss is required to be deferred. Gains realized with respect to PFICs that the Fund has elected to mark-to-market will be ordinary income. If the Fund realizes a loss with respect to such a PFIC, whether by virtue of selling the PFIC or because of the "mark-to-market" adjustment described above, such loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses recognized with respect to the PFIC. To the extent that the Fund's loss with respect to the PFIC exceeds such limitation, the loss will generally be deferred until sold, at which point the loss will be treated as a capital loss. The Fund's ability to deduct capital losses may be limited. However, the Fund does not expect to generate significant capital gains from its investments. By making the mark-to-market election, the Fund may be required to recognize income (which generally must be distributed to Shareholders) in excess of the distributions that it received from PFICs. Accordingly, the Fund may need to borrow money or dispose of its interests in the Investment Funds in order to make the required distributions. In addition, as a result of the limitations on the deduction of losses under the mark-to-market election, the Fund may, in a particular year, be required to make ordinary income distributions in excess of the net economic income with respect to such year.

Alternatively, the Fund in certain circumstances may be able to make an election (a "qualified electing fund" or "QEF" election), to include annually as income and gain the Fund's pro rata share of the ordinary earnings and net capital gain of a PFIC, regardless of whether the Fund actually received any distributions from the PFIC. Losses, however, would not flow through to the Fund. For the QEF election to be effective, the PFIC would need to provide the Fund with certain financial information based on U.S. tax accounting principles. There can be no assurance whether any of the PFICs in which the Fund may invest will provide the Fund with the information necessary to enable the Fund to make and maintain a QEF election.

If the Fund does not make the "mark-to-market" election or treat the PFIC as a QEF, it would be subject to an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the shares of a PFIC (collectively referred to as "excess distributions"), even if such excess distributions are paid by the Fund as a dividend to its Shareholders.

Foreign Taxes

If more than 50% of the value of the Fund's total assets at the close of its taxable year consists of stock or securities of foreign corporations, or if at least 50% of the value of a Fund's total assets at the close of each quarter of its taxable year is represented by interests in other RICs, the Fund may elect to "pass through" to its Shareholders the amount of foreign taxes paid or deemed paid by the Fund (the "Election"). The Fund expects to be eligible to make the Election. If the Fund so elects, each of its Shareholders would be required to include in gross income, even though not actually received, its pro rata share of the foreign taxes paid or deemed paid by the Fund, but would be treated as having paid its pro rata share of such foreign taxes and would therefore be allowed to either deduct such amount in computing taxable income or use such amount (subject to various limitations) as a foreign tax credit against federal income tax (but not both).

Fund Tax Returns and Tax Information

The Fund is required to use the accrual method of accounting and expects to use the calendar year as its tax year for income tax purposes.

After the end of each calendar year, Shareholders will be sent information regarding the amount and character of distributions received from the Fund during the year.

The Fund (or its administrative agent) is required to report to the IRS and furnish to Shareholders the cost basis information for sale transactions of Shares purchased on or after January 1, 2012. Shareholders may elect to have one of several cost basis methods applied to their account when calculating the cost basis of shares sold, including average cost, FIFO ("first-in, first-out") or some other specific identification method. Unless you instruct otherwise, the Fund will use average cost as its default cost basis method, and will treat sales as first coming from Shares purchased prior to January 1, 2012. If average cost is used for the first sale of Shares covered by these new rules,

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the Shareholder may only use an alternative cost basis method for Shares purchased prospectively. Shareholders that hold their Shares through a financial intermediary should contact such financial intermediary with respect to reporting of cost basis and available elections for their accounts. Shareholders should consult with their tax advisors to determine the best cost basis method for their tax situation.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, prospective investors should consider the potential state and local tax consequences of an investment in the Fund. The Fund may become subject to income and other taxes in states and localities based on the Fund's investments in entities that conduct business in those jurisdictions. Shareholders are generally taxable in their state of residence on their share of the Fund's income. Shareholders may be subject to tax in other jurisdictions depending on the activities of the Investment Funds in which the Fund invests and the laws of those jurisdictions. Additionally, Shareholders may be entitled to a credit in their state of residence for taxes paid to other jurisdictions.

Information Reporting and Backup Withholding

Information returns generally will be filed with the IRS in connection with distributions with respect to the Shares unless Shareholders establish that they are exempt from the information reporting rules, for example by properly establishing that they are "Corporations." If Shareholders do not establish that they are exempt from these rules, they generally will be subject to backup withholding on these payments if they fail to provide their taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to Shareholders will be allowed as a credit against their U.S. federal income tax liability and may entitle Shareholders to a refund, provided that the required information is timely furnished to the IRS.

Other Taxes

The foregoing is a summary of some of the tax rules and considerations affecting Shareholders and the Fund's operations, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. Non-U.S. investors are urged to consult with their own tax advisers regarding any proposed investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.

ERISA and Certain Other Considerations

 Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to ERISA (an "ERISA Plan"), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in the Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, regulations of the U.S. Department of Labor (the "DOL") provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax Aspects ") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund is registered as an investment company under the 1940 Act, the Fund will be proceeding on the basis that its underlying assets should not be considered to be "plan assets" of the ERISA Plans investing in the Fund for purposes of ERISA's (or the Code's) fiduciary responsibility and prohibited transaction rules.

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A Benefit Plan which proposes to invest in the Fund will be required to represent that it, and any fiduciaries responsible for such Plan's investments, are aware of and understand the Fund's investment objective, policies and strategies, that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and the Code, as applicable.

Certain prospective Benefit Plan Shareholders may currently maintain relationships with the Adviser or its affiliates. Each of such persons may be deemed to be a fiduciary of or other party in interest or disqualified person of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA Plan and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA Plan or Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third-parties in which such fiduciary has an interest would receive a fee or other consideration. Benefit Plan Shareholders should consult with their own counsel and other advisors to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code or is otherwise inappropriate. Fiduciaries of ERISA or Benefit Plan Shareholders will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

Employee benefit plans which are not subject to ERISA may be subject to other rules governing such plans. Fiduciaries of non-ERISA Plans, whether or not subject to Section 4975 of the Code should consult with their own counsel and other advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan Shareholders should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

Brokerage

Each Investment Manager is responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for any Investment Fund it manages. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of non-U.S. stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in OTC markets, but the prices of those securities include undisclosed commissions or mark-ups.

The Adviser expects that each Investment Manager will generally select brokers and dealers to effect transactions on behalf of its Investment Fund substantially as described below, although the Adviser can give no assurance that an Investment Manager will adhere to, and comply with, the described practices. The Adviser generally expects that, in selecting brokers and dealers to effect transactions on behalf of an Investment Fund, an Investment Manager will seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm's risk in positioning a block of securities. Subject to appropriate disclosure, however, Investment Managers of Investment Funds that are not investment companies registered under the 1940 Act may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Investment Manager rather than its Investment Fund. The Adviser may consider the broker selection process employed by an Investment Manager as a factor in determining whether to invest in its Investment Fund. Each Investment Manager generally will seek reasonably competitive commission rates, but will not necessarily pay the lowest commission available on each transaction.

Consistent with seeking best price and execution, an Investment Manager may place brokerage orders with brokers (including affiliates of the Adviser) that may provide the Investment Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or of purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of an Investment Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Manager or its affiliates in providing services to clients other than an Investment Fund. In addition, not all of the supplemental information is used by the Investment Manager in connection with an Investment Fund in which the Fund invests. Conversely, the information provided to the Investment Manager by brokers and dealers through which other clients of the Investment Manager and its affiliates effect securities transactions may be useful to the Investment Manager in providing services to an Investment Fund. In accordance with provisions of the 1940 Act, an affiliate of the Adviser may effect brokerage transactions for an Investment Fund.

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Administrator

The Fund has retained the Administrator, State Street, whose principal business address is State Street Financial Center, 1 Lincoln Street, Boston, MA 02110, to provide certain administrative and fund accounting services to the Fund. Under the terms of an administration agreement between the Fund and the Administrator (the "Administration Agreement"), the Administrator is responsible, directly or through its agents, for, among other things: (1) calculating and disseminating the net asset value of the Fund in accordance with the Fund's then-current Declaration of Trust; (2) preparing for review the semi-annual and annual financial statements of the Fund, as well as monthly or quarterly reports regarding the Fund's performance and net asset value; and (3) performing additional services, as agreed upon, necessary in connection with the administration of the Fund. The Administrator may retain third-parties, including its affiliates or those of the Adviser, to perform some or all of these services.

The Administrator is paid a monthly administrative fee ("Administrative Fee") computed at an annual rate ranging from 0.030% to 0.075% based on the aggregate monthly net assets of certain Morgan Stanley products, including the Fund, for which the Administrator serves as the administrator. The Administrator is also reimbursed by the Fund for out-of-pocket expenses relating to services provided to the Fund. The Administrative Fee may be renegotiated from time to time between the parties. For the fiscal years ended December 31, 2014, December 31, 2015 and December 31, 2016, the Fund incurred $144,681, $132,644 and $105,006, respectively, in Administrative Fees. The Administration Agreement may be terminated at any time by either of the parties upon not less than 60 days' written notice.

The Administration Agreement provides that the Administrator, subject to certain limitations, will not be liable to the Fund or to Shareholders for any and all liabilities or expenses except those arising out of the fraud, gross negligence or willful default or misconduct of the Administrator or its agents. In addition, under the Administration Agreement, the Fund has agreed to indemnify the Administrator from and against any and all liabilities and expenses whatsoever out of the Administrator's actions under the Administration Agreement, other than liability and expense arising out of the Administrator's fraud, gross negligence or willful default or misconduct.

Custodian and Transfer Agent

State Street also serves as the custodian of the assets of the Fund (the "Custodian") and may maintain custody of such assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board of Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian or subcustodians in a securities depository, clearing agency or omnibus customer account. The Custodian's principal business address is State Street Financial Center, 1 Lincoln Street, Boston, MA 02110.

UMB Fund Services, Inc. ("UMB") serves as transfer agent (the "Transfer Agent") with respect to maintaining the registry of the Fund's Shareholders and processing matters relating to subscriptions for, and repurchases of Shares. UMB's principal business address is 235 West Galena Street, Milwaukee, WI 53212.

Independent Registered Public Accounting Firm

Ernst & Young LLP serves as the independent registered public accounting firm of the Fund. Its principal business address is One Commerce Square, 2005 Market Street, Suite 700, Philadelphia, PA 19103.

Legal Counsel

Dechert LLP, New York, NY, acts as legal counsel to the Fund. Its principal business address is 1095 Avenue of the Americas, New York, NY 10036.

Control Persons and Principal Holders of Securities

As of April 1, 2017, AIP Long/Short Fund P (the "Feeder Fund"), a Delaware statutory trust whose principal offices are located at 100 Front Street, Suite 400, West Conshohocken, PA 19428, owned approximately 56.77% of the Fund's Shares. The Feeder Fund thus may be deemed to control the Fund and may be in a position to control the outcome of voting on matters as to which Shareholders are entitled to vote. However, in the event of any Shareholder vote, the Feeder Fund will "pass through" the vote to its own investors and will vote its Shares in accordance with the votes of its investors.

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As of April 1, 2017, the persons named above are the only persons owning of record or beneficially 5% or more of the outstanding Shares of the Fund.

Reports to Shareholders

The Fund will furnish to its Shareholders as soon as practicable after the end of each taxable year such information as is necessary for such Shareholders to complete Federal and state income tax or information returns, along with any other tax information required by law.  The Fund will prepare, and transmit to its Shareholders, a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act. Quarterly reports from the Adviser regarding the Fund's operations during such period also will be sent to the Fund's Shareholders.

Fiscal Year

For accounting purposes, the fiscal year of the Fund is the 12-month period ending on December 31st. The 12-month period ending December 31 of each year will be the taxable year of the Fund unless otherwise determined by the Fund.

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Financial Statements

The Fund's audited financial statements for the fiscal year ended December 31, 2016, which are included in the Fund's annual report to Shareholders, are incorporated herein by reference.

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Annex A
Morgan Stanley Investment Management Proxy Voting Policy and Procedures

I. Policy Statement

Morgan Stanley Investment Management's ("MSIM") policy and procedures for voting proxies ("Policy") with respect to securities held in the accounts of clients applies to those MSIM entities that provide discretionary investment management services and for which an MSIM entity has authority to vote proxies. This Policy is reviewed and updated as necessary to address new and evolving proxy voting issues and standards.

The MSIM entities covered by this Policy currently include the following: Morgan Stanley AIP GP LP, Morgan Stanley Investment Management Inc., Morgan Stanley Investment Management Limited, Morgan Stanley Investment Management Company, Morgan Stanley Investment Management (Japan) Co. Limited and Morgan Stanley Investment Management Private Limited (each a "MSIM Affiliate" and collectively referred to as the "MSIM Affiliates" or as "we" below).

Each MSIM Affiliate will use its best efforts to vote proxies as part of its authority to manage, acquire and dispose of account assets. With respect to the registered management investment companies sponsored, managed or advised by any MSIM affiliate (the "MSIM Funds"), each MSIM Affiliate will vote proxies under this Policy pursuant to authority granted under its applicable investment advisory agreement or, in the absence of such authority, as authorized by the Board of Directors/Trustees of the MSIM Funds. A MSIM Affiliate will not vote proxies unless the investment management or investment advisory agreement explicitly authorizes the MSIM Affiliate to vote proxies.

MSIM Affiliates will vote proxies in a prudent and diligent manner and in the best interests of clients, including beneficiaries of and participants in a client's benefit plan(s) for which the MSIM Affiliates manage assets, consistent with the objective of maximizing long-term investment returns ("Client Proxy Standard"). In addition to voting proxies at portfolio companies, MSIM routinely engages with the management or board of companies in which we invest on a range of governance issues. Governance is a window into or proxy for management and board quality. MSIM engages with companies where we have larger positions, voting issuers are material or where we believe we can make a positive impact on the governance structure. MSIM's engagement process, through private communication with companies, allows us to understand the governance structure at investee companies and better inform our voting decisions. In certain situations, a client or its fiduciary may provide an MSIM Affiliate with a proxy voting policy. In these situations, the MSIM Affiliate will comply with the client's policy.

Retention and Oversight of Proxy Advisory Firms—ISS and Glass Lewis (together with other proxy research providers as we may retain from time to time, the "Research Providers") are independent advisers that specialize in providing a variety of fiduciary-level proxy-related services to institutional investment managers, plan sponsors, custodians, consultants, and other institutional investors. The services provided include in-depth research, global issuer analysis, and voting recommendations.

MSIM has retained Research Providers to analyze proxy issues and to make vote recommendations on those issues. While we may review and utilize the recommendations of one or more Research Providers in making proxy voting decisions, we are in no way obligated to follow such recommendations. MSIM votes all proxies based on its own proxy voting policies in the best interests of each client. In addition to research, ISS provides vote execution, reporting, and recordkeeping services to MSIM.

As part of MSIM's ongoing oversight of the Research Providers, MSIM performs periodic due diligence on the Research Providers. Topics of the reviews include, but are not limited to, conflicts of interest, methodologies for developing their policies and vote recommendations, and resources.

Voting Proxies for Certain Non-U.S. Companies—Voting proxies of companies located in some jurisdictions may involve several problems that can restrict or prevent the ability to vote such proxies or entail significant costs. These problems include, but are not limited to: (i) proxy statements and ballots being written in a language other than English; (ii) untimely and/or inadequate notice of shareholder meetings; (iii) restrictions on the ability of holders outside the issuer's jurisdiction of organization to exercise votes; (iv) requirements to vote proxies in person; (v) the imposition of restrictions on the sale of the securities for a period of time in proximity to the shareholder meeting; and (vi) requirements to provide local agents with power of attorney to facilitate our voting instructions. As a result, we vote clients' non-U.S. proxies on a best efforts basis only, after weighing the costs and benefits of voting such proxies, consistent with the Client Proxy Standard. ISS has been retained to provide assistance in connection with voting non-U.S. proxies.

Securities Lending —MSIM Funds or any other investment vehicle sponsored, managed or advised by a MSIM affiliate may participate in a securities lending program through a third party provider. The voting rights for shares that are out on loan are transferred to the borrower and therefore, the lender (i.e., a MSIM Fund or another investment vehicle sponsored, managed or advised by a MSIM

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affiliate) is not entitled to vote the lent shares at the company meeting. In general, MSIM believes the revenue received from the lending program outweighs the ability to vote and we will not recall shares for the purpose of voting. However, in cases in which MSIM believes the right to vote outweighs the revenue received, we reserve the right to recall the shares on loan on a best efforts basis.

II. General Proxy Voting Guidelines

To promote consistency in voting proxies on behalf of our clients, we follow this Policy (subject to any exception set forth herein). The Policy addresses a broad range of issues, and provides general voting parameters on proposals that arise most frequently. However, details of specific proposals vary, and those details affect particular voting decisions, as do factors specific to a given company. Pursuant to the procedures set forth herein, we may vote in a manner that is not in accordance with the following general guidelines, provided the vote is approved by the Proxy Review Committee (see Section III for description) and is consistent with the Client Proxy Standard. Morgan Stanley AIP GP LP will follow the procedures as described in Appendix A.

We endeavor to integrate governance and proxy voting policy with investment goals, using the vote to encourage portfolio companies to enhance long-term shareholder value and to provide a high standard of transparency such that equity markets can value corporate assets appropriately.

We seek to follow the Client Proxy Standard for each client. At times, this may result in split votes, for example when different clients have varying economic interests in the outcome of a particular voting matter (such as a case in which varied ownership interests in two companies involved in a merger results in different stakes in the outcome). We also may split votes at times based on differing views of portfolio managers.

We may abstain on matters for which disclosure is inadequate.

A. Routine Matters

We generally support routine management proposals. The following are examples of routine management proposals:

●

Approval of financial statements and auditor reports if delivered with an unqualified auditor's opinion.

●

General updating/corrective amendments to the charter, articles of association or bylaws, unless we believe that such amendments would diminish shareholder rights.

●

Most proposals related to the conduct of the annual meeting, with the following exceptions. We generally oppose proposals that relate to "the transaction of such other business which may come before the meeting," and open-ended requests for adjournment. However, where management specifically states the reason for requesting an adjournment and the requested adjournment would facilitate passage of a proposal that would otherwise be supported under this Policy (i.e. an uncontested corporate transaction), the adjournment request will be supported. We do not support proposals that allow companies to call a special meeting with a short (generally two weeks or less) time frame for review.

We generally support shareholder proposals advocating confidential voting procedures and independent tabulation of voting results.

B. Board of Directors

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Election of directors: Votes on board nominees can involve balancing a variety of considerations. In vote decisions, we may take into consideration whether the company has a majority voting policy in place that we believe makes the director vote more meaningful. In the absence of a proxy contest, we generally support the board's nominees for director except as follows:

a)

We consider withholding support from or voting against a nominee if we believe a direct conflict exists between the interests of the nominee and the public shareholders, including failure to meet fiduciary standards of care and/or loyalty. We may oppose directors where we conclude that actions of directors are unlawful, unethical or negligent. We consider opposing individual board members or an entire slate if we believe the board is entrenched and/or dealing inadequately with performance problems; if we believe the board is acting with insufficient independence between the board and management; or if we believe the board has not been sufficiently forthcoming with information on key governance or other material matters.

b)

We consider withholding support from or voting against interested directors if the company's board does not meet market standards for director independence, or if otherwise we believe board independence is insufficient. We refer to prevalent market standards as promulgated by a stock exchange or other authority within a given market (e.g., New York Stock Exchange or Nasdaq rules for most U.S. companies, and The Combined Code on Corporate Governance in the United Kingdom). Thus, for an NYSE company with no controlling shareholder, we would expect that at a minimum a majority of directors should be independent as defined by NYSE. Where we view market standards as inadequate, we may withhold votes based on stronger independence standards. Market standards notwithstanding, we generally do not view long board tenure alone as a basis to classify a director as non-independent.

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i)

At a company with a shareholder or group that controls the company by virtue of a majority economic interest in the company, we have a reduced expectation for board independence, although we believe the presence of independent directors can be helpful, particularly in staffing the audit committee, and at times we may withhold support from or vote against a nominee on the view the board or its committees are not sufficiently independent. In markets where board independence is not the norm (e.g. Japan), however, we consider factors including whether a board of a controlled company includes independent members who can be expected to look out for interests of minority holders.

ii)

We consider withholding support from or voting against a nominee if he or she is affiliated with a major shareholder that has representation on a board disproportionate to its economic interest.

c)

Depending on market standards, we consider withholding support from or voting against a nominee who is interested and who is standing for election as a member of the company's compensation/renumeration, nominating/governance or audit committee.

d)

We consider withholding support from or voting against nominees if the term for which they are nominated is excessive. We consider this issue on a market-specific basis.

e)

We consider withholding support from or voting against nominees if in our view there has been insufficient board renewal (turnover), particularly in the context of extended poor company performance.

f)

We consider withholding support from or voting against a nominee standing for election if the board has not taken action to implement generally accepted governance practices for which there is a "bright line" test. For example, in the context of the U.S. market, failure to eliminate a dead hand or slow hand poison pill would be seen as a basis for opposing one or more incumbent nominees.

g)

In markets that encourage designated audit committee financial experts, we consider voting against members of an audit committee if no members are designated as such. We also consider voting against the audit committee members if the company has faced financial reporting issues and/or does not put the auditor up for ratification by shareholders.

h)

We believe investors should have the ability to vote on individual nominees, and may abstain or vote against a slate of nominees where we are not given the opportunity to vote on individual nominees.

i)

We consider withholding support from or voting against a nominee who has failed to attend at least 75% of the nominee's board and board committee meetings within a given year without a reasonable excuse. We also consider opposing nominees if the company does not meet market standards for disclosure on attendance.

j)

We consider withholding support from or voting against a nominee who appears overcommitted, particularly through service on an excessive number of boards. Market expectations are incorporated into this analysis; for U.S. boards, we generally oppose election of a nominee who serves on more than six public company boards (excluding investment companies), although we also may reference National Association of Corporate Directors guidance suggesting that public company CEOs, for example, should serve on no more than two outside boards given the level of time commitment required in their primary job.

k)

We consider withholding support from or voting against a nominee where we believe executive remuneration practices are poor, particularly if the company does not offer shareholders a separate "say-on-pay" advisory vote on pay.

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Discharge of directors' duties: In markets where an annual discharge of directors' responsibility is a routine agenda item, we generally support such discharge. However, we may vote against discharge or abstain from voting where there are serious findings of fraud or other unethical behavior for which the individual bears responsibility. The annual discharge of responsibility represents shareholder approval of disclosed actions taken by the board during the year and may make future shareholder action against the board difficult to pursue.

3

Board independence: We generally support U.S. shareholder proposals requiring that a certain percentage (up to 66 2/3%) of the company's board members be independent directors, and promoting all-independent audit, compensation and nominating/governance committees.

4

Board diversity: We consider on a case-by-case basis shareholder proposals urging diversity of board membership with respect to gender, race or other factors.

5

Majority voting: We generally support proposals requesting or requiring majority voting policies in election of directors, so long as there is a carve-out for plurality voting in the case of contested elections.

6

Proxy access: We consider proposals on procedures for inclusion of shareholder nominees and to have those nominees included in the company's proxy statement and on the company's proxy ballot on a case-by-case basis. Considerations include ownership thresholds, holding periods, the number of directors that shareholders may nominate and any restrictions on forming a group.

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Reimbursement for dissident nominees: We generally support well-crafted U.S. shareholder proposals that would provide for reimbursement of dissident nominees elected to a board, as the cost to shareholders in electing such nominees can be factored into the voting decision on those nominees.

8

Proposals to elect directors more frequently: In the U.S. public company context, we usually support shareholder and management proposals to elect all directors annually (to "declassify" the board), although we make an exception to this policy where we believe that long-term shareholder value may be harmed by this change given particular circumstances at the company at the time of the vote on such proposal. As indicated above, outside the United States, we generally support greater accountability to shareholders that comes through more frequent director elections, but recognize that many markets embrace longer term lengths, sometimes for valid reasons given other aspects of the legal context in electing boards.

9

Cumulative voting: We generally support proposals to eliminate cumulative voting in the U.S. market context. (Cumulative voting provides that shareholders may concentrate their votes for one or a handful of candidates, a system that can enable a minority bloc to place representation on a board.) U.S. proposals to establish cumulative voting in the election of directors generally will not be supported.

10

Separation of Chairman and CEO positions: We vote on shareholder proposals to separate the Chairman and CEO positions and/or to appoint an independent Chairman based in part on prevailing practice in particular markets, since the context for such a practice varies. In many non-U.S. markets, we view separation of the roles as a market standard practice, and support division of the roles in that context. In the United States, we consider such proposals on a case-by-case basis, considering, among other things, the existing board leadership structure, company performance, and any evidence of entrenchment or perceived risk that power is overly concentrated in a single individual.

11

Director retirement age and term limits: Proposals setting or recommending director retirement ages or director term limits are voted on a case-by-case basis that includes consideration of company performance, the rate of board renewal, evidence of effective individual director evaluation processes, and any indications of entrenchment.

12

Proposals to limit directors' liability and/or broaden indemnification of officers and directors: Generally, we will support such proposals provided that an individual is eligible only if he or she has not acted in bad faith, with gross negligence or with reckless disregard of their duties.

C. Statutory Auditor Boards

The statutory auditor board, which is separate from the main board of directors, plays a role in corporate governance in several markets. These boards are elected by shareholders to provide assurance on compliance with legal and accounting standards and the company's articles of association. We generally vote for statutory auditor nominees if they meet independence standards. In markets that require disclosure on attendance by internal statutory auditors, however, we consider voting against nominees for these positions who failed to attend at least 75% of meetings in the previous year. We also consider opposing nominees if the company does not meet market standards for disclosure on attendance.

D. Corporate Transactions and Proxy Fights

We examine proposals relating to mergers, acquisitions and other special corporate transactions (i.e., takeovers, spin-offs, sales of assets, reorganizations, restructurings and recapitalizations) on a case-by-case basis in the interests of each fund or other account. Proposals for mergers or other significant transactions that are friendly and approved by the Research Providers usually are supported if there is no portfolio manager objection. We also analyze proxy contests on a case-by-case basis.

E. Changes in Capital Structure

1

We generally support the following:

●

Management and shareholder proposals aimed at eliminating unequal voting rights, assuming fair economic treatment of classes of shares we hold.

●

U.S. management proposals to increase the authorization of existing classes of common stock (or securities convertible into common stock) if: (i) a clear business purpose is stated that we can support and the number of shares requested is reasonable in relation to the purpose for which authorization is requested; and/or (ii) the authorization does not exceed 100% of shares currently authorized and at least 30% of the total new authorization will be outstanding. (We consider proposals that do not meet these criteria on a case-by-case basis.)

●

U.S. management proposals to create a new class of preferred stock or for issuances of preferred stock up to 50% of issued capital, unless we have concerns about use of the authority for anti-takeover purposes.

●

Proposals in non-U.S. markets that in our view appropriately limit potential dilution of existing shareholders. A major consideration is whether existing shareholders would have preemptive rights for any issuance under a proposal for standing

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share issuance authority. We generally consider market-specific guidance in making these decisions; for example, in the U.K. market, we usually follow Association of British Insurers' ("ABI") guidance, although company-specific factors may be considered and for example, may sometimes lead us to voting against share authorization proposals even if they meet ABI guidance.

●

Management proposals to authorize share repurchase plans, except in some cases in which we believe there are insufficient protections against use of an authorization for anti-takeover purposes.

●

Management proposals to reduce the number of authorized shares of common or preferred stock, or to eliminate classes of preferred stock.

●

Management proposals to effect stock splits.

●

Management proposals to effect reverse stock splits if management proportionately reduces the authorized share amount set forth in the corporate charter. Reverse stock splits that do not adjust proportionately to the authorized share amount generally will be approved if the resulting increase in authorized shares coincides with the proxy guidelines set forth above for common stock increases.

●

Management dividend payout proposals, except where we perceive company payouts to shareholders as inadequate.

2

We generally oppose the following (notwithstanding management support):

●

Proposals to add classes of stock that would substantially dilute the voting interests of existing shareholders.

●

Proposals to increase the authorized or issued number of shares of existing classes of stock that are unreasonably dilutive, particularly if there are no preemptive rights for existing shareholders. However, depending on market practices, we consider voting for proposals giving general authorization for issuance of shares not subject to preemptive rights if the authority is limited.

●

Proposals that authorize share issuance at a discount to market rates, except where authority for such issuance is de minimis, or if there is a special situation that we believe justifies such authorization (as may be the case, for example, at a company under severe stress and risk of bankruptcy).

●

Proposals relating to changes in capitalization by 100% or more.

We consider on a case-by-case basis shareholder proposals to increase dividend payout ratios, in light of market practice and perceived market weaknesses, as well as individual company payout history and current circumstances. For example, currently we perceive low payouts to shareholders as a concern at some Japanese companies, but may deem a low payout ratio as appropriate for a growth company making good use of its cash, notwithstanding the broader market concern.

F. Takeover Defenses and Shareholder Rights

1

Shareholder rights plans: We generally support proposals to require shareholder approval or ratification of shareholder rights plans (poison pills). In voting on rights plans or similar takeover defenses, we consider on a case-by-case basis whether the company has demonstrated a need for the defense in the context of promoting long-term share value; whether provisions of the defense are in line with generally accepted governance principles in the market (and specifically the presence of an adequate qualified offer provision that would exempt offers meeting certain conditions from the pill); and the specific context if the proposal is made in the midst of a takeover bid or contest for control.

2

Supermajority voting requirements: We generally oppose requirements for supermajority votes to amend the charter or bylaws, unless the provisions protect minority shareholders where there is a large shareholder. In line with this view, in the absence of a large shareholder we support reasonable shareholder proposals to limit such supermajority voting requirements.

3

Shareholders' right to call a special meeting: We consider proposals to enhance a shareholder's rights to call meetings on a case-by-case basis. At large-cap U.S. companies, we generally support efforts to establish the right of holders of 10% or more of shares to call special meetings, unless the board or state law has set a policy or law establishing such rights at a threshold that we believe to be acceptable.

4

Written consent rights: In the U.S. context, we examine proposals for shareholder written consent rights on a case-by-case basis.

5

Reincorporation: We consider management and shareholder proposals to reincorporate to a different jurisdiction on a case-by-case basis. We oppose such proposals if we believe the main purpose is to take advantage of laws or judicial precedents that reduce shareholder rights.

6

Anti-greenmail provisions: Proposals relating to the adoption of anti-greenmail provisions will be supported, provided that the proposal: (i) defines greenmail; (ii) prohibits buyback offers to large block holders (holders of at least 1% of the outstanding shares and in certain cases, a greater amount) not made to all shareholders or not approved by disinterested shareholders; and (iii) contains no anti-takeover measures or other provisions restricting the rights of shareholders.

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Bundled proposals: We may consider opposing or abstaining on proposals if disparate issues are "bundled" and presented for a single vote.

G. Auditors

We generally support management proposals for selection or ratification of independent auditors. However, we may consider opposing such proposals with reference to incumbent audit firms if the company has suffered from serious accounting irregularities and we believe rotation of the audit firm is appropriate, or if fees paid to the auditor for non-audit-related services are excessive. Generally, to determine if non-audit fees are excessive, a 50% test will be applied (i.e., non-audit-related fees should be less than 50% of the total fees paid to the auditor). We generally vote against proposals to indemnify auditors.

H. Executive and Director Remuneration

1

We generally support the following:

●

Proposals for employee equity compensation plans and other employee ownership plans, provided that our research does not indicate that approval of the plan would be against shareholder interest. Such approval may be against shareholder interest if it authorizes excessive dilution and shareholder cost, particularly in the context of high usage ("run rate") of equity compensation in the recent past; or if there are objectionable plan design and provision.

●

Proposals relating to fees to outside directors, provided the amounts are not excessive relative to other companies in the country or industry, and provided that the structure is appropriate within the market context. While stock-based compensation to outside directors is positive if moderate and appropriately structured, we are wary of significant stock option awards or other performance-based awards for outside directors, as well as provisions that could result in significant forfeiture of value on a director's decision to resign from a board (such forfeiture can undercut director independence).

●

Proposals for employee stock purchase plans that permit discounts, but only for grants that are part of a broad-based employee plan, including all non-executive employees, and only if the discounts are limited to a reasonable market standard or less.

●

Proposals for the establishment of employee retirement and severance plans, provided that our research does not indicate that approval of the plan would be against shareholder interest.

2

We generally oppose retirement plans and bonuses for non-executive directors and independent statutory auditors.

3

In the U.S. context, we generally vote against shareholder proposals requiring shareholder approval of all severance agreements, but we generally support proposals that require shareholder approval for agreements in excess of three times the annual compensation (salary and bonus) or proposals that require companies to adopt a provision requiring an executive to receive accelerated vesting of equity awards if there is a change of control and the executive is terminated. We generally oppose shareholder proposals that would establish arbitrary caps on pay. We consider on a case-by-case basis shareholder proposals that seek to limit Supplemental Executive Retirement Plans (SERPs), but support such shareholder proposals where we consider SERPs excessive.

4

Shareholder proposals advocating stronger and/or particular pay-for-performance models will be evaluated on a case-by-case basis, with consideration of the merits of the individual proposal within the context of the particular company and its labor markets, and the company's current and past practices. While we generally support emphasis on long-term components of senior executive pay and strong linkage of pay to performance, we consider factors including whether a proposal may be overly prescriptive, and the impact of the proposal, if implemented as written, on recruitment and retention.

5

We generally support proposals advocating reasonable senior executive and director stock ownership guidelines and holding requirements for shares gained in executive equity compensation programs

6

We generally support shareholder proposals for reasonable "claw-back" provisions that provide for company recovery of senior executive bonuses to the extent they were based on achieving financial benchmarks that were not actually met in light of subsequent restatements.

7

Management proposals effectively to re-price stock options are considered on a case-by-case basis. Considerations include the company's reasons and justifications for a re-pricing, the company's competitive position, whether senior executives and outside directors are excluded, potential cost to shareholders, whether the re-pricing or share exchange is on a value-for-value basis, and whether vesting requirements are extended.

8

Say-on-Pay: We consider proposals relating to an advisory vote on remuneration on a case-by-case basis. Considerations include a review of the relationship between executive remuneration and performance based on operating trends and total shareholder return over multiple performance periods. In addition, we review remuneration structures and potential poor pay practices, including relative magnitude of pay, discretionary bonus awards, tax gross ups, change-in-control features, internal pay equity and peer group construction. As long-term investors, we support remuneration policies that align with long-term shareholder returns.

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I. Social, Political and Environmental Issues

Shareholders in the United States and certain other markets submit proposals encouraging changes in company disclosure and practices related to particular corporate, social, political and environmental matters. We consider how to vote on the proposals on a case-by-case basis to determine likely impacts on shareholder value. We seek to balance concerns on reputational and other risks that lie behind a proposal against costs of implementation, while considering appropriate shareholder and management prerogatives. We may abstain from voting on proposals that do not have a readily determinable financial impact on shareholder value. We support proposals that, if implemented, would enhance useful disclosure, but we generally vote against proposals requesting reports that we believe are duplicative, related to matters not material to the business, or that would impose unnecessary or excessive costs. We believe that certain social and environmental shareholder proposals may intrude excessively on management prerogatives, which can lead us to oppose them.

J. Funds of Funds

Certain MSIM Funds advised by an MSIM Affiliate invest only in other MSIM Funds. If an underlying fund has a shareholder meeting, in order to avoid any potential conflict of interest, such proposals will be voted in the same proportion as the votes of the other shareholders of the underlying fund, unless otherwise determined by the Proxy Review Committee. Other MSIM Funds invest in unaffiliated funds. If an unaffiliated underlying fund has a shareholder meeting and the MSIM Fund owns more than 25% of the voting shares of the underlying fund, the MSIM Fund will vote its shares in the unaffiliated underlying fund in the same proportion as the votes of the other shareholders of the underlying fund to the extent possible.

III. Administration of Policy

The MSIM Proxy Review Committee (the "Committee") has overall responsibility for the Policy. The Committee consists of investment professionals who represent the different investment disciplines and geographic locations of the firm, and is chaired by the director of the Corporate Governance Team ("CGT"). Because proxy voting is an investment responsibility and impacts shareholder value, and because of their knowledge of companies and markets, portfolio managers and other members of investment staff play a key role in proxy voting, although the Committee has final authority over proxy votes.

The CGT Director is responsible for identifying issues that require Committee deliberation or ratification. The CGT, working with advice of investment teams and the Committee, is responsible for voting on routine items and on matters that can be addressed in line with these Policy guidelines. The CGT has responsibility for voting case-by-case where guidelines and precedent provide adequate guidance.

The Committee will periodically review and have the authority to amend, as necessary, the Policy and establish and direct voting positions consistent with the Client Proxy Standard.

CGT and members of the Committee may take into account Research Providers' recommendations and research as well as any other relevant information they may request or receive, including portfolio manager and/or analyst comments and research, as applicable. Generally, proxies related to securities held in accounts that are managed pursuant to quantitative, index or index-like strategies ("Index Strategies") will be voted in the same manner as those held in actively managed accounts, unless economic interests of the accounts differ. Because accounts managed using Index Strategies are passively managed accounts, research from portfolio managers and/or analysts related to securities held in these accounts may not be available. If the affected securities are held only in accounts that are managed pursuant to Index Strategies, and the proxy relates to a matter that is not described in this Policy, the CGT will consider all available information from the Research Providers, and to the extent that the holdings are significant, from the portfolio managers and/or analysts.

A. Committee Procedures

The Committee meets at least quarterly and reviews and considers changes to the Policy at least annually. Through meetings and/or written communications, the Committee is responsible for monitoring and ratifying "split votes" (i.e., allowing certain shares of the same issuer that are the subject of the same proxy solicitation and held by one or more MSIM portfolios to be voted differently than other shares) and/or "override voting" (i.e., voting all MSIM portfolio shares in a manner contrary to the Policy). The Committee will review developing issues and approve upcoming votes, as appropriate, for matters as requested by CGT.

The Committee reserves the right to review voting decisions at any time and to make voting decisions as necessary to ensure the independence and integrity of the votes.

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B. Material Conflicts of Interest

In addition to the procedures discussed above, if the CGT Director determines that an issue raises a material conflict of interest, the CGT Director may request a special committee to review, and recommend a course of action with respect to, the conflict(s) in question ("Special Committee").

A potential material conflict of interest could exist in the following situations, among others:

1

The issuer soliciting the vote is a client of MSIM or an affiliate of MSIM and the vote is on a matter that materially affects the issuer.

2

The proxy relates to Morgan Stanley common stock or any other security issued by Morgan Stanley or its affiliates except if echo voting is used, as with MSIM Funds, as described herein.

3

Morgan Stanley has a material pecuniary interest in the matter submitted for a vote (e.g., acting as a financial advisor to a party to a merger or acquisition for which Morgan Stanley will be paid a success fee if completed).

If the CGT Director determines that an issue raises a potential material conflict of interest, depending on the facts and circumstances, the issue will be addressed as follows:

1

If the matter relates to a topic that is discussed in this Policy, the proposal will be voted as per the Policy.

2

If the matter is not discussed in this Policy or the Policy indicates that the issue is to be decided case-by-case, the proposal will be voted in a manner consistent with the Research Providers, provided that all the Research Providers consulted have the same recommendation, no portfolio manager objects to that vote, and the vote is consistent with MSIM's Client Proxy Standard.

3

If the Research Providers' recommendations differ, the CGT Director will refer the matter to a Special Committee to vote on the proposal, as appropriate.

Any Special Committee shall be comprised of the CGT Director and at least two portfolio managers (preferably members of the Committee) as approved by the Committee. The CGT Director may request non-voting participation by MSIM's General Counsel or his/her designee and the Chief Compliance Officer or his/her designee. In addition to the research provided by Research Providers, the Special Committee may request analysis from MSIM Affiliate investment professionals and outside sources to the extent it deems appropriate.

C. Proxy Voting Reporting

The CGT will document in writing all Committee and Special Committee decisions and actions, which documentation will be maintained by the CGT for a period of at least six years. To the extent these decisions relate to a security held by an MSIM Fund, the CGT will report the decisions to each applicable Board of Trustees/Directors of those Funds at each Board's next regularly scheduled Board meeting. The report will contain information concerning decisions made during the most recently ended calendar quarter immediately preceding the Board meeting.

MSIM will promptly provide a copy of this Policy to any client requesting it. MSIM will also, upon client request, promptly provide a report indicating how each proxy was voted with respect to securities held in that client's account.

MSIM's Legal Department is responsible for filing an annual Form N-PX on behalf of each MSIM Fund for which such filing is required, indicating how all proxies were voted with respect to such Fund's holdings.

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APPENDIX A

Appendix A applies to the following accounts managed by Morgan Stanley AIP GP LP: (i) closed-end funds registered under the Investment Company Act of 1940, as amended; (ii) discretionary separate accounts; (iii) unregistered funds; and (iv) non-discretionary accounts offered in connection with AIP's Custom Advisory Portfolio Solutions service.

Generally, AIP will follow the guidelines set forth in Section II of MSIM's Proxy Voting Policy and Procedures. To the extent that such guidelines do not provide specific direction, or AIP determines that consistent with the Client Proxy Standard, the guidelines should not be followed, the Proxy Review Committee has delegated the voting authority to vote securities held by accounts managed by AIP to the Fund of Hedge Funds investment team, the Private Equity Fund of Funds investment team, the Private Equity Real Estate Fund of Funds investment team or the Portfolio Solutions team of AIP. A summary of decisions made by the applicable investment teams will be made available to the Proxy Review Committee for its information at the next scheduled meeting of the Proxy Review Committee.

In certain cases, AIP may determine to abstain from determining (or recommending) how a proxy should be voted (and therefore abstain from voting such proxy or recommending how such proxy should be voted), such as where the expected cost of giving due consideration to the proxy does not justify the potential benefits to the affected account(s) that might result from adopting or rejecting (as the case may be) the measure in question.

Waiver of Voting Rights

For regulatory reasons, AIP may either 1) invest in a class of securities of an underlying fund (the "Fund") that does not provide for voting rights; or 2) waive 100% of its voting rights with respect to the following:

1

Any rights with respect to the removal or replacement of a director, general partner, managing member or other person acting in a similar capacity for or on behalf of the Fund (each individually a "Designated Person," and collectively, the "Designated Persons"), which may include, but are not limited to, voting on the election or removal of a Designated Person in the event of such Designated Person's death, disability, insolvency, bankruptcy, incapacity, or other event requiring a vote of interest holders of the Fund to remove or replace a Designated Person; and

2

Any rights in connection with a determination to renew, dissolve, liquidate, or otherwise terminate or continue the Fund, which may include, but are not limited to, voting on the renewal, dissolution, liquidation, termination or continuance of the Fund upon the occurrence of an event described in the Fund's organizational documents; provided, however, that, if the Fund's organizational documents require the consent of the Fund's general partner or manager, as the case may be, for any such termination or continuation of the Fund to be effective, then AIP may exercise its voting rights with respect to such matter.

Approved by the Board September 2015 and September 27-28, 2016.

A-9

Annex B
Description of Ratings

Standard & Poor's Ratings Services

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings' view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days—including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. Medium-term notes are assigned long-term ratings.

I)

S&P's Long-Term Issue Credit Ratings
AAA: An obligation rated 'AAA' has the highest rating assigned by S&P Global Ratings. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.
AA: An obligation rated 'AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.
A: An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.
BBB: An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
BB; B; CCC; CC; and C: Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.
BB: An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.
B: An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.
CCC: An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.
CC: An obligation rated 'CC' is currently highly vulnerable to nonpayment. The 'CC' rating is used when a default has not yet occurred, but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.
C: An obligation rated 'C' is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.
D: An obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.
NR: This indicates that no rating has been requested, or that there is insufficient information on which to base a rating, or that S&P Global Ratings does not rate a particular obligation as a matter of policy.
Note: The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

II)

S&P's Short-Term Issue Credit Ratings
A-1: A short-term obligation rated 'A-1' is rated in the highest category by S&P Global Ratings. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

B-1

A-2: A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.
A-3: A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
B: A short-term obligation rated 'B' is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitments.
C: A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.
D: A short-term obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

Moody's Investors Service, Inc.

Ratings assigned on Moody's global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

I)

Moody's Global Long-Term Rating Scale
 Aaa: Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.
Aa: Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.
A: Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.
Baa: Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.
Ba: Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.
B: Obligations rated B are considered speculative and are subject to high credit risk.
Caa: Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.
Ca: Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
C: Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.
Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a "(hyb)" indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.

II)

Moody's Global Short-Term Rating Scale
 P-1: Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.
P-2: Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.
P-3: Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.
NP: Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Fitch Ratings

Fitch Ratings' credit ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. The agency's credit ratings cover the global spectrum of corporate, sovereign (including supranational and sub-national), financial, bank, insurance,

B-2

municipal and other public finance entities and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets.

I)

Fitch's Long-Term Issuer Credit Rating Scales
 AAA: Highest credit quality. ‘AAA' ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.
AA: Very high credit quality. ‘AA' ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.
A: High credit quality. ‘A' ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.
BBB: Good credit quality. ‘BBB' ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.
BB: Speculative. ‘BB' ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists which supports the servicing of financial commitments.
B: Highly speculative. ‘B' ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.
CCC: Substantial credit risk. Default is a real possibility.
CC: Very high levels of credit risk. Default of some kind appears probable.
C: Exceptionally high levels of credit risk. Default is imminent or inevitable, or the issuer is in standstill. Conditions that are indicative of a ‘C' category rating for an issuer include: a. the issuer has entered into a grace or cure period following non-payment of a material financial obligation; b. the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation; or c. Fitch Ratings otherwise believes a condition of ‘RD' or ‘D' to be imminent or inevitable, including through the formal announcement of a distressed debt exchange.
RD: Restricted default. ‘RD' ratings indicate an issuer that in Fitch Ratings' opinion has experienced an uncured payment default on a bond, loan or other material financial obligation but which has not entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, and which has not otherwise ceased operating. This would include: a. the selective payment default on a specific class or currency of debt; b. the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation; c. the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; or d. execution of a distressed debt exchange on one or more material financial obligations.
D: Default. ‘D' ratings indicate an issuer that in Fitch Ratings' opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, or which has otherwise ceased business.
Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a distressed debt exchange.
"Imminent" default typically refers to the occasion where a payment default has been intimated by the issuer, and is all but inevitable. This may, for example, be where an issuer has missed a scheduled payment, but (as is typical) has a grace period during which it may cure the payment default. Another alternative would be where an issuer has formally announced a distressed debt exchange, but the date of the exchange still lies several days or weeks in the immediate future.
In all cases, the assignment of a default rating reflects the agency's opinion as to the most appropriate rating category consistent with the rest of its universe of ratings, and may differ from the definition of default under the terms of an issuer's financial obligations or local commercial practice.
Note: The modifiers "+" or "–" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA' Long-Term Issuer Default Ratings category, or to Long-Term Issuer Default Ratings categories below ‘B'.

II)

Fitch's Short-Term Ratings Assigned to Issuers or Obligations in Corporate, Public and Structure Finance
F1: Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.
F2: Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.
F3: Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B-3

B: Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.
C: High short-term default risk. Default is a real possibility.
RD: Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.
D: Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

© 2016 Morgan Stanley. Morgan Stanley Distribution, Inc.

PART C - OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1)	Financial Statements:

Part A:

Financial Highlights: For the period from January 2, 2008 (commencement of operations) to December 31, 2008, and years ended December 31, 2009, December 31, 2010, December 31, 2011, December 31, 2012, December 31, 2013, December 31, 2014, December 31, 2015 and December 31, 2016.

Part B:

Financial Highlights for the period from January 2, 2008 (commencement of operations) to December 31, 2008 and years ended December 31, 2009, December 31, 2010, December 31, 2011, December 31, 2012, December 31, 2013, December 31, 2014, December 31, 2015 and December 31, 2016.

Statement of Assets and Liabilities as of December 31, 2016.

Statement of Operations for the year ended December 31, 2016.

Statement of Changes in Net Assets for the period January 2, 2008 (commencement of operations) to December 31, 2008 and years ended December 31, 2009, December 31, 2010, December 31, 2011, December 31, 2012, December 31, 2013, December 31, 2014, December 31, 2015 and December 31, 2016.

Statement of Cash Flows for the year ended December 31, 2016.

Schedule of Investments as of December 31, 2016.

(2)	Exhibits:

(a)(1)	Certificate of Trust.*
(a)(2)	Agreement and Declaration of Trust.*
(a)(3)	Certificate of Amendment to Certificate of Trust.*******
(b)	Amended and Restated By-Laws, dated December 8, 2015.*********
(c)	Not Applicable.
(d)	Not Applicable.
(e)	Not Applicable.
(f)	Not Applicable.
(g)(1)	Investment Advisory Agreement.**
(g)(2)	Sub-Advisory Agreement.****
(g)(3)	First Amendment to Sub-Advisory Agreement.******
(h)	Form of Distribution Agreement.**
(i)	Not Applicable.
(j)	Custodian Agreement.**
(k)(1)	Administration Agreement.**
(k)(2)	Amended and Restated Transfer Agency Agreement.*****
(k)(3)	Form of Voting Waiver Agreement.**
(k)(4)	Demand Discretionary Credit Agreement.***
(l)	Opinion and Consent of Clifford Chance US LLP.**

C-1

(m)	Not Applicable.
(n)	Consent of Independent Registered Public Accounting Firm.**********
(o)	Not Applicable.
(p)	Not Applicable.
(q)	Not Applicable.
(r)(1)	Code of Ethics of the Fund.**
(r)(2)	Code of Ethics of the Investment Adviser.**
(s)(1)	Powers of Attorney.********
(s)(2)	Powers of Attorney for Patricia Maleski. ********

*	Previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission on July 16, 2007.

**	Previously filed as an exhibit to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on December 19, 2007.

***	Previously filed as an exhibit to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on February 26, 2010.

****	Previously filed as an exhibit to Post-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on February 28, 2013.

*****	Previously filed as an exhibit to Post-Effective Amendment No. 11 to the Registration Statement on Form N-2 of AIP Long/Short Fund P, filed with the Securities and Exchange Commission on February 28, 2014.

******	Previously filed as an exhibit to Post-Effective Amendment No. 12 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on April 29, 2014.

*******	Previously filed as an exhibit to Post-Effective Amendment No. 13 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on March 2, 2015.

********	Previously filed as an exhibit to Post-Effective Amendment No. 153 to the Registration Statement on Form N-1A of Morgan Stanley Institutional Fund Trust, filed with the Securities and Exchange Commission on January 25, 2017.

*********	Previously filed as an exhibit to Post-Effective Amendment No. 16 to the Registration Statement on Form N-2, filed with the Securities and Exchange Commission on April 29, 2016.

**********	Filed herewith.

ITEM 26.	MARKETING ARRANGEMENTS

Not Applicable.

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ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration fees	$77,666
Printing	$0
Accounting fees and expenses	$0
Legal fees and expenses	$157,500
Miscellaneous	$0
Total	$235,166

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

No person is directly or indirectly under common control with Registrant, except that the Registrant may be deemed to be controlled by Morgan Stanley AIP GP LP (the “Adviser”), the investment adviser to the Registrant. The Adviser was formed under the laws of the State of Delaware on November 10, 2000. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-60699).

ITEM 29	NUMBER OF HOLDERS OF SECURITIES

Title of Class: Shares of Beneficial Ownership. Number of Record Holders: 370.

ITEM 30.	INDEMNIFICATION

Reference is made to Article 5.2 of Registrant’s Agreement and Declaration of Trust filed as Exhibit 2(a)(2) to this Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Investment Adviser, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the Investment Adviser, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the Investment Adviser, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Registrant hereby undertakes that it will apply the indemnification provisions of the Agreement and Declaration of Trust in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, so long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect. Registrant, in conjunction with the Adviser and Registrant’s Board of Trustees, maintains insurance on behalf of any person who is or was an Independent Trustee, officer, employee, or agent of Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which Registrant itself is not permitted to indemnify.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation, or employment of a substantial nature in which the Investment Adviser, and each managing director, executive officer or partner of the Investment Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in Registrant’s Prospectus in the section entitled “Management of the Fund” and to the section of the Statement of Additional Information captioned “Management of the Fund.” The information required by this Item 31 with respect to each director, officer or partner of the Investment Adviser is incorporated by reference to Form ADV with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-60699).”

C-3

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

The Administrator maintains certain required accounting related and financial books and records of Registrant at State Street Financial Center, 1 Lincoln Street, Boston, Massachusetts 02110-2990. The other required books and records are maintained by the Adviser at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881.

ITEM 33.	MANAGEMENT SERVICES

Not Applicable.

ITEM 34.	UNDERTAKINGS

(1)         The Registrant hereby undertakes to suspend the offering of its shares until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)         Not Applicable.

(3)         Not Applicable.

(4)         The Registrant hereby undertakes:

(a)        to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)         to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)         to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)         to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)        that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)        to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

C-4

(5)         (a) For the purposes of determining any liability under the Securities Act of 1933, the information omitted form the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)        For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)         The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

C-5

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 27th day of April, 2017.

AIP LONG/SHORT FUND A

/s/ John H. Gernon

By:	John H. Gernon

Title:	President and Principal Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures		Title	Date

(1) Principal Executive Officer		President and Principal Executive Officer

By:	/s/ John H. Gernon		April 27, 2017
John H. Gernon

(2) Principal Financial Officer and Principal Accounting Officer		Treasurer and Chief Financial Officer

By:	/s/ Noel Langlois		April 27, 2017
Noel Langlois

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	Signatures	Title	Date

(3) Majority of the Trustees

Independent Trustees

Frank L. Bowman
Kathleen A. Dennis
Nancy C. Everett
Jakki L. Haussler
Dr. Manuel H. Johnson
Joseph J. Kearns
Michael F. Klein
Patricia Maleski
Michael E. Nugent
W. Allen Reed
Fergus Reid

By:	/s/ Carl Frischling		April 27, 2017
Carl Frischling
Attorney-In-Fact for the
Independent Trustees

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